INFORMATION STATEMENT

African Development Bank

          The African Development Bank (the “Bank” or “ADB”) intends from time to time to issue debt securities (the “Securities”) with maturities and on terms related to market conditions at the time of sale. The Securities may be sold to dealers or underwriters, who may resell the Securities in public offerings or otherwise. In addition, the Securities may be sold by the Bank directly or indirectly through agents.

___________________________

          The specific aggregate principal amount, status, maturity, interest rate, or interest rate formula and dates of payment of interest, purchase price to be paid to the Bank, any terms for redemption or other special terms, currency or currencies, form and denomination of Securities, information as to stock exchange listings and the names and any compensation of the dealers, underwriters or agents in connection with the sale of the Securities being offered at a particular time (“Offered Securities”) will be set forth or referred to in a prospectus, offering circular, information memorandum, or supplemental information statement, or pricing supplement, together with the terms of offering of the Offered Securities.

          Securities issued by the Bank are not required to be registered under the U.S. Securities Act of 1933, as amended. Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”). The Securities have not been approved or disapproved by the Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Information Statement. Any representation to the contrary is a criminal offence in the United States of America.

          Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus, offering circular, information memorandum, or supplemental information statement, or pricing supplement prepared in connection with the issuance of Offered Securities will refer to this Information Statement for a description of the Bank and its financial condition and results of operation, until a new information statement is issued.

7 September 2007

AVAILABILITY OF INFORMATION

          The Bank will provide additional copies of this Information Statement and other information with respect to the Bank, including the Agreement Establishing the African Development Bank, as amended (the “Agreement”) and its annual report to the Boards of Governors, upon request. Written or telephone requests may be directed to the Bank’s Temporary Relocation Agency address at 15 Avenue du Ghana BP 323 – 1002 Tunis Belvédère, Tunisia, Attention: The Treasurer, telephone +216-71-10-20-28 and +216-71-10-21-06, facsimile +216-71-33-06-32 and +216-71-25-26-93. The Information Statement is also available on the Bank’s website (http://www.afdb.org). Except as otherwise indicated specifically, the documents and information on the Bank’s website are not intended to be incorporated by reference in this Information Statement.

          In the United States, this Information Statement is to be filed with the U.S. Securities and Exchange Commission (the SEC) electronically through the EDGAR system and will be available at the Internet address http://www.sec.gov/edgarhp.htm.

          The issuance of this Information Statement or any prospectus, offering circular, information memorandum, supplemental information statement, or pricing circular and the offering and sale of Securities are not a waiver by the Bank or by any of its members, Governors, Directors, Alternates, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement, or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved.

          The Bank uses a unit of account (the “Unit of Account” or “UA”) as its reporting currency. The Agreement originally provided that one UA equals 0.88867088 gram of fine gold. Prior to 8 February 1978, conversion of currencies was effected at the prevailing official parity rates declared by the International Monetary Fund (the “IMF”). In response to the abandonment of official parity rates by the IMF, the Board of Directors of the Bank resolved on 8 February 1978, that the weight of gold of the UA be deemed to be the equivalent in value to one Special Drawing Right of the IMF (the “SDR”) for all of the Bank’s accounting purposes. On 4 May 1978, the Board of Governors redefined the Unit of Account to be equivalent to one SDR. Since then, the Unit of Account has been valued for the purpose of the Bank’s financial statements as equivalent to one SDR. The amendment to the Agreement formally incorporating this definition of the Unit of Account is now in force. The value of the SDR, which may vary from day to day, is currently computed daily in U.S. dollars by the IMF.

          Except as otherwise specified, all amounts in this Information Statement and any prospectus, offering circular, information memorandum, supplemental information statement, or pricing supplement are expressed in UA. Currencies have been translated into UA at the rates of exchange used by the Bank and prevailing on the last day of the period presented. In certain instances, amounts in UA have also been presented in U.S. dollars at the conversion rates set forth below. Such presentations are made solely for convenience and should not be construed as a representation that the UA actually represents, has been or could be converted into U.S. dollars at these or any other rates.

          In recent years, there have been significant changes in the relative values of the U.S. dollar and the component currencies of the UA. The Bank makes no representation that would indicate that the U.S. dollar or any other currency accurately reflects the historical financial performance or present financial condition of the Bank. Exchange rates used by the Bank for converting UA into U.S. dollars are as follows:

As at 31 December

	2006	2005	2004	2003	2002	2001
Rate of 1 UA = US$	1.50440	1.42927	1.55301	1.48597	1.35952	1.25562

LIST OF ABBREVIATIONS AND ACRONYMS

ADB	African Development Bank
ADF	African Development Fund
ALM	Asset and Liability Management
CCTA	Cumulative Currency Translation Adjustment
CEAS	Cumulative Exchange Adjustment on Subscriptions
DRC	Democratic Republic of Congo
EMTN	Euro Medium-Term Note
GCI-IV	Fourth General Capital Increase
GCI-V	Fifth General Capital Increase
GDIF	Global Debt Issuance Facility
HIPC	Heavily Indebted Poor Countries
IAS	International Accounting Standard
IMF	International Monetary Fund
MTN	Medium-Term Note
NTF	Nigeria Trust Fund
OAU	Organization of African Unity
OECD	Organization for Economic Co-operation and Development
RMC	Regional Member Countries
SEAF	Special Emergency Assistance Fund for Drought and Famine in Africa
SDR	Special Drawing Right
SEC	Securities and Exchange Commission
SRF	Special Relief Fund
UA	Unit of Account

SUMMARY
INFORMATION
(All numerical data are as of 31 December 2006, except as otherwise indicated.)

General

          The Bank is a regional multilateral development institution established in 1963. The Bank’s membership currently consists of 53 African states (the “regional member countries” or “RMCs”) and 24 non-African states (the “non-regional member countries”).

          The central goal of the Bank’s activities is promoting sustainable economic growth and reducing poverty in Africa. The Bank provides finance for a broad range of development projects and programmes. In addition, it provides policy-based loans and equity investments, finances non-publicly guaranteed private sector loans, offers technical assistance for projects and programmes that provide institutional support, promotes the investment of public and private capital, and responds to requests for assistance in co-ordinating RMC development policies and plans. National and multi-national projects and programmes that promote regional economic co-operation and integration are also given high priority.

          The Bank’s capital stock is owned by its member countries. On 29 May 1998, at its thirty-fourth Annual Meeting, the Board of Governors adopted Resolution B/BG/98/05 authorising the Fifth General Capital Increase (GCI-V). Upon entry into force of the GCI-V Resolution in September 1999, the authorised capital of the Bank increased by 35 per cent from UA 16,200 million to UA 21,870 million with the creation of 567,000 new shares. Under the new capital structure of the Bank, the share in the Bank’s overall share capital of regional member countries is 60 per cent and that of non-regional member countries is 40 per cent.

Assets

          Loan Portfolio – The Bank’s principal asset is its portfolio of loans. The Bank lends to governments of its regional member countries, their agencies and political subdivisions, and to public and private enterprises operating within such countries. It is the general policy of the Bank that each loan to an entity other than a government should carry the guarantee of the government within whose jurisdiction the financed project lies. However, the Bank has adopted a strategy and policies for the promotion of the private sector in regional member states under which loans may be granted to eligible private sector entities without a government guarantee. Such loans must be secured by adequate collateral. As at 31 December 2006, cumulative loans and grants signed, net of cancellations, amounted to UA 14.17 billion, and total disbursed and outstanding loans, before the accumulated provision for impairment, were UA 5,290.95 million. Although the Bank experiences delays in payments on some of its loans, the Bank follows a policy of not participating in debt rescheduling or renegotiations and does not permit the making of new loans to provide for the servicing or repayment of outstanding loans. Prior to 1 January 2005, the Bank placed in non-accrual status all loans to, or guaranteed by a member country, if principal, interest or other charges with respect to any such loan were overdue by six months or more. Upon the adoption of the revised IAS 39 on 1 January 2005, the Bank no longer places loans in non-accrual status. Interest and charges are accrued on all loans including those in arrears. The revised standard requires that both principal and charges receivable on loans be assessed for impairment using the incurred loss model. In accordance with consequential changes to IAS 30, cumulative amounts that had previously been non-accrued as a result of the former non-accrual policy amounting to UA 526.13 million (net of provision) were transferred to reserves on 1 January 2005.

          Liquidity – As a long-term development lender, the Bank holds sufficient liquid assets to secure the continuity of normal operations even in the unlikely event that it is unable to obtain fresh resources from the capital markets for an extended period of time. To achieve this, the Bank computes a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The liquidity policy sets the PML as the sum of four components: the following years’ net loan disbursements and debt service requirements, plus the loan equivalent value of signed guarantees, and undisbursed equity investments. “Held-to-maturity” investments with maturity greater than one-year are excluded from the computation of liquid assets. The maximum level of liquidity is determined by the Bank’s debt and capital adequacy limits. The resulting flexibility in determining the pace of implementing the Bank’s medium-term borrowing enhances the Bank’s ability to achieve a lower funding cost.

Liabilities, Capital and Reserves

          Liabilities – The Bank borrows in the world’s major capital markets and has adopted a policy of diversifying its borrowings by currency, country, source and maturity to provide maximum flexibility in funding its loan portfolio. It is the policy of the Board of Directors to limit the Bank’s borrowings represented by senior debt, together with guarantees, to 80 per cent of the callable capital of its non-borrowing members, and to limit its total borrowings represented by both senior and subordinated debt to 80 per cent of the total callable capital of all of its members. At 31 December 2006, the Bank’s total borrowings amounted to UA 5,870.47 million, with senior debt totalling UA 5,178.74 million and subordinated debt totalling UA 691.73 million.

           Capital and Reserves – Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, a voluntary capital increase and five general capital increases. The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on 29 May 1998 and became effective on 30 September 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion of six percent (6%) paid-up and ninety-four percent (94%) callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent. Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

           At 31 December 2006, of the Bank’s total subscribed capital of UA 21,794.54 million, an amount of UA 2,357.78 million (9.76 per cent) was paid-up and UA 19,436.76 million (90.24 per cent) was callable. For the shares subscribed prior to GCI-IV, paid-up capital is that portion of the subscribed capital, which is to be paid by members over a prescribed period. With respect to shares comprising GCI-IV, paid-up capital represents the amount of shares, which have been subscribed to and fully paid for, including deposit of GCI-IV notes, in accordance with a specific schedule established by the Board of Governors. In accordance with the GCI-V Resolution, the paid-up portion of any subscription is that portion of shares which is issued only as and when the Bank receives actual payments in cash or in notes. The portion of paid-up capital for which the Bank has received payment including deposit of notes is referred to as paid-in capital, which amounted to UA 2,303.06 million as at 31 December 2006. Callable capital is that portion of the subscribed capital, which may only be called to meet obligations of the Bank for money borrowed or on any guarantees. At 31 December 2006, the callable capital of the Bank’s 25 non-borrowing member countries was UA 8,533.51 million, which represented 164.78 per cent of the Bank’s outstanding senior borrowings and 145.36 per cent of its total outstanding borrowings. At 31 December 2006, the callable capital of the Bank’s 17 industrialised member countries that are also members of the Development Assistance Committee (“DAC”) of the Organisation for Economic Cooperation and Development (“OECD”) (Austria, Belgium, Canada, Denmark, Finland, France, Germany, Italy, Japan, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, the United Kingdom, and the United States) was UA 7,211.13 million, representing 139.24 per cent of its outstanding senior borrowings and 122.84 per cent of its total outstanding borrowings.

          Under the Agreement, the total amount outstanding in respect of the ordinary operations of the Bank (consisting of approved loans less cancellations and repayments, plus equity participations) shall not at any time exceed the total amount of its unimpaired subscribed capital, reserves, and surplus Such total amount outstanding as at 31 December 2006 was UA 7,886 million and such total capital, reserves (net of the Cumulative Exchange Adjustment on Subscriptions (“CEAS”) and the Cumulative Currency Translation Adjustment (“CCTA”)), and surplus was UA 23,981.03 million, resulting in a ratio of 0.33 to 1. The Bank had total equity (paid-up capital and reserves net of CEAS) of UA 4,452.8 million, resulting in a debt to equity ratio of 1.32. The ratio of disbursed and outstanding loans (including irrevocable commitments to pay undisbursed amounts) to equity was 1.26 to 1.

Profitability

          Although profit maximisation is not a primary objective, the Bank has earned a profit in every year since it began operations in 1966. For 2006 and 2005, income before transfers approved by the Board of Governors amounted to UA 194.03 million and UA 221.32 million, respectively. The Bank’s general policy is to retain earnings in reserves.

Accounting Standards

          The financial statements of the Bank are presented in conformity with International Financial Reporting Standards (formerly International Accounting Standards) applied on a consistent basis. The financial position of the Bank would not differ in any material respect if the financial position were to be presented in conformity with generally accepted accounting principles in the United States.

          The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

SUMMARY OF SELECTED FINANCIAL DATA

	Years Ended 31 December
	2006	2005	2004	2003	2002	2001
	(Amount expressed in millions of UA)

Cash, Investments(1)	6,222.69	5,225.39	4,435.40	4,206.20	2,068.60	1,892.70
Approved Loans less Cancellations:
Disbursed and outstanding	5,290.95	5,512.44	5,640.47	5,612.20	5,967.70	6,465.80
Undisbursed(2)	2,030.09	1,857.00	2,216.30	2,500.90	2,444.20	2,550.10
Outstanding Borrowings:*
Total	5,870.47	5,940.40	5,638.89	5,864.80	4,455.00	5,211.30
Senior	5178.74	5,210.70	4,937.69	5,141.00	3,558.80	3,770.80
Subordinated	691.73	729.7	701.2	723.8	896.2	1,440.50
Authorised Capital	21,870.00	21,870.00	21,870.00	21,870.00	21,870.00	21,870.00
Subscribed Capital and Reserves:
Paid-up capital	2,357.78	2,350.67	2,223.30	2,180.90	2,134.40	2,095.80
Callable capital	19,436.76	19,367.00	19,374.60	19,382.80	19,375.50	19,395.20
Total non-borrowing members	8,533.51	8,523.90	8,532.00	8,532.00	8,534.90	8,538.20
Total members of the DAC of the OECD	7,211.13	7,201.60	7,209.60	7,209.60	7,209.60	7,209.60
Total Reserves	2,305.48	2,266.39	2,186.61	1,507.50	1,464.60	1,266.30
Special Reserve	–	–	–	–	299.5	293.3
Cash and Investments as a Percentage of
Undisbursed portion of approved loans	306.5%	281.4%	200.1%	168.2%	84.6%	74.2%
Outstanding borrowings	106.0%	88.0%	78.5%	71.7%	46.4%	42.1%
Disbursed and Outstanding Loans as a Percentage of
Subscribed Capital plus Reserves(4)(5)	22.0%	23.1%	23.7%	24.3%	26.0%	29.5%
Total Outstanding Borrowings as a Percentage of
Total callable capital	30.2%	30.7%	29.2%	30.3%	23.0%	26.9%
Callable capital of non-borrowing members	68.8%	69.7%	66.1%	68.7%	52.2%	61.0%
Callable capital of DAC members of OECD	81.4%	82.5%	78.2%	81.4%	61.8%	72.3%
Senior Debt as a Percentage of:(6)
Total callable capital	26.6%	26.9%	25.5%	26.1%	18.4%	19.4%
Callable capital of non-borrowing members	60.7%	61.1%	57.9%	59.2%	41.7%	44.2%
Callable capital of DAC members of OECD	71.8%	72.4%	68.5%	70.1%	49.4%	52.3%
Total Reserves as a Percentage of
Disbursed and outstanding loans(5)	43.6%	41.1%	38.5%	26.9%	24.5%	15.0%
Total outstanding borrowings	39.3%	38.2%	38.8%	25.7%	32.9%	24.3%
Net Income	194.03	221.32	143.53	96.7	226.1	207.7
Weighted Average Interest Rate on
Disbursed and Outstanding Loans for the Period	6.02%	5.8%	5.50%	6.30%	6.40%	6.90%
Weighted Average Cost of
Debt contracted during the period		3.98%	2.00%	0.90%	2.30%	3.90%
Outstanding borrowings	4.29%	3.78%	2.87%	3.10%	5.20%	5.20%
Average Life of Outstanding Borrowings (Years)	5.5	6.5	7.7	7.7	8.7	8.4
Interest coverage ratio(7) (1.25x)(8)	1.32x	1.36x	2.11x	1.81x	1.73x	1.36x

*
In 2001, the Bank adopted a policy of netting off pre-issuance costs against borrowings (pre-issuance costs had previously been carried on the face of the balance sheet) and consequently restated the 2000 borrowing figures.

(1)	Cash and investments are net of the Special Reserve. From 2002 the Special Reserve was closed and funds transferred to General Reserve.

(2)	Includes loans approved but unsigned.

(3)	Cash and investments are before deduction of the Special Reserve.

(4)	Subscribed capital is net of the Cumulative Exchange Adjustment on Subscriptions.

(5)	Net of the Special Reserve. Disbursed and outstanding loans include irrevocable reimbursement guarantees.

(6)

It is the Bank’s policy to limit its senior debt to 80 per cent of the callable capital of its non-borrowing members and to limit the total of its senior and subordinated debt to 80 per cent of the total callable capital of all its members.

(7)	Operating income plus interest expense, divided by interest expense.

(8)	Indicates the Bank’s target ratio.

The above information should be read in conjunction with the notes and is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

THE BANK

          The Bank is a regional multilateral development institution with membership comprising 53 African states and 24 non-African states from the Americas, Asia, and Europe (the “regional members” and “non-regional members”, respectively). The Bank was established in 1963 and operates under the Agreement Establishing the African Development Bank, which was signed in Khartoum, Sudan, on 4 August 1963, as amended. The Bank began operations in 1966 with 29 regional members. The Agreement was amended on 7 May 1982 to permit non-regional countries to be admitted as members. A list of the members at 31 December 2006 showing each member’s voting power and the amount of its subscription to the Bank’s capital stock is set forth in Note K to the Financial Statements. In conformity with the finding of the UN General Assembly, the membership of former Yugoslavia was formally suspended by the Board of Directors of the Bank (see Note G of the Financial Statements).

          The Bank’s headquarters is located in Abidjan, Côte d’Ivoire. However, since February 2003, the Bank has temporarily relocated from Abidjan to Tunis, Tunisia. (See page 25 of this document).

          The purpose of the Bank is to further the economic development and social progress of its regional members, individually and collectively. To this end, the Bank promotes the investment of public and private capital for development purposes and the orderly growth of foreign trade, primarily by providing loans and technical assistance from its resources for specific projects and programmes that contribute to the economic growth of the region.

          The Bank’s ordinary operations are financed from its ordinary capital resources. The ordinary capital resources include subscribed capital stock, borrowings by the Bank, loan repayments, income from loans and guarantees and other funds and income received by the Bank in its ordinary operations. The capital stock of the Bank is divided into paid-up capital and callable capital. Callable capital is subject to call only as and when required by the Bank to meet obligations incurred on funds borrowed or loans guaranteed.

          In addition to its ordinary operations, the Bank administers the African Development Fund (the “ADF”), which provides loan financing on concessionary terms to RMCs that, in the opinion of the ADF, are in the greatest need of such financing. The ADF is legally and financially separate from the Bank, and the Bank is not liable for any obligations of the ADF. The Bank also administers, under separate agreements and arrangements, the Nigeria Trust Fund (the “NTF”) and several other special funds. The resources of these special funds are held, obligated and otherwise disposed of entirely separately from the Bank’s ordinary capital resources (see Note T-3 of the Financial Statements).

MEMBERSHIP OF CERTAIN COUNTRIES

          Information with respect to the membership and total subscription of certain member countries, including the United States, Japan, France, Germany, Switzerland and United Kingdom, is included on the inside back cover in copies of this Information Statement circulated in such respective countries.

GOVERNMENTAL APPROVAL OF BORROWINGS

          As required by the Agreement, offerings of Securities will only be made in the currency or markets of a member country after the government of such member has consented to the raising of funds by the Bank and the issuance of Securities in such currency or markets and has agreed that the proceeds from the sale of Securities may be exchanged for the currency of any other country without restriction.

CAPITALISATION

General

          The following table sets forth the outstanding borrowings, capital stock and reserves and net income of the Bank at 31 December 2006:

In UA
million
Outstanding Borrowings(1)
Debt Payable in:
U.S. dollars	2,877.93
Euro	66.59
Japanese yen	1,730.88
Pounds sterling	75.41
Other currencies	1,125.22
Total debt (*)	5,876.03
Pre- issuance costs	-5.56
Total Borrowing	5,870.47
Total Senior Debt (*)	5,178.74
Total Subordinated Debt (*)	691.73

Capital Stock and Reserves(2)
Authorised capital	21,870.00

Subscribed capital	21,794.54
Less: Callable capital	(19,436.76)
Paid-up capital	2,357.78
Shares to be issued upon payment of future installment	(51.88)
Amount paid in advance	0.33
Amount in arrears	-3.17
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(155.74)
Capital net of CEAS	2,147.32
Reserves and Net Income for the Year	2,305.48

Total Capital and Reserves	4,452.80

(1)

For a description of the Bank’s borrowing policies and the currency distributions and other details with respect to borrowings, as well as the effects of currency and interest rate swaps undertaken by the Bank on the currency composition and weighted average interest cost of the Bank’s payment obligations, see “Borrowings” and Note J of the financial statements included herein.

(2)

Total Reserves are shown net of the Cumulative Currency Translation Adjustment (CCTA). See “Special Reserves and Other Reserves.” For a more complete description of subscriptions to the capital stock and voting power, see Note W of the financial statements included herein. For a more complete description of Reserves, see Note F of the financial statements included herein.

(*) Figures are for Principal amount at face value

Authorised Capital

At 31 December 2006, the authorised capital stock of the Bank was UA 21,870 million. The original authorised capital stock of UA 250 million has been increased in line with the provisions of the Agreement, which provides that the authorised capital stock of the Bank may be increased as and when the Board of Governors deems it advisable. After the restructuring of the capital stock on 29 May 1998 by the Board of Governors, the share of non-regional members in the Bank’s authorised capital has increased from 33 per cent to 40 per cent, while the regional members’ share is now 60 per cent.

Subscribed Capital

          At 31 December 2006, subscribed capital amounted to UA 21.794.54 million. Subscribed capital is divided into paid-up and callable capital. Prior to the Fourth General Capital Increase (GCI-IV), 25 per cent of subscribed capital was paid-up and 75 per cent was callable. Of the capital stock authorised pursuant to GCI-IV, 6.25 per cent represents paid-up and 93.75 per cent represents callable capital. It was envisaged under the resolution authorising GCI-IV that upon full subscription of all authorised shares, the Bank’s capital would consist of 12.5 per cent paid-up and 87.5 per cent callable shares. In order to attain this ratio, the Board of Governors decided in May 1992 to adopt certain measures to restructure the capital stock of the Bank. Such measures entail the general application of the Bank’s Share Transfer Rules to all shares issued under or prior to GCI-IV, the cancellation of forfeited and unsubscribed shares and their reissue as one block subject to the same terms and conditions of subscription and carrying a ratio of seven callable shares for each paid-up share, and ensuring that the statutory ratio of regional to non-regional stock is maintained. The new shares created under the Fifth General Capital Increase (GCI-V) are divided into paid-up and callable shares in the proportion of 6 per cent paid-up shares and 94 per cent callable shares. With the GCI-V now effective, the authorised capital stock of the Bank now consists of 10.81 per cent paid-up shares and 89.19 per cent callable shares.

          The Agreement provides that shares of capital stock are to be issued at par value (UA 10,000 per share), unless the Board of Governors decides by a majority vote to issue them on other terms. The liability of the members is limited to the unpaid portion of the issue price of the shares. Shares are transferable only to the Bank.

Paid-up Capital

          With respect to shares subscribed prior to GCI-IV, paid-up capital was that portion of a member’s subscription that was to be paid to the Bank by the members over a prescribed period. With respect to shares issued pursuant to GCI-IV, paid-up capital represents the amount of shares, which have been subscribed to and are to be fully paid for. It includes payment in the form of notes deposited by regional members, as established by the Board of Governors. The GCI-V Resolution defines the paid-up portion of any subscription as that portion of shares which is issued only as and when the Bank receives actual payments, in cash or in notes. At 31 December 2006, total paid-up capital stock amounted to UA 2,357.78 million.

          The Board of Governors determines the modes of payment for paid-up capital stock. Prior to May 1981, all payments on paid-up stock were required to be made in convertible currencies. However, on subscriptions under the capital increases authorised in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments: (i) five equal annual instalments, of which at least 50 per cent is payable in convertible currency and the remainder in local currency; or (ii) five equal annual instalments, of which 20 per cent is payable in convertible currency and 80 per cent in non-negotiable, non-interest bearing notes. Such notes were payable solely in convertible currency in ten equal annual instalments, commencing on the fifth anniversary of the first subscription payment date. Non-regional members were required to make their payments solely in convertible currencies.

          Under GCI-IV, regional members are required to make payment for their subscriptions as follows: (i) 50 per cent in five equal annual instalments in cash in freely convertible currencies; and (ii) 50 per cent by the deposit of five non-negotiable, non-interest-bearing notes of equal value denominated in UA and payable between the sixth and tenth year of subscription in convertible currencies according to a specific schedule. For non-regional members, payments are to be made in five equal annual instalments in their national currencies, if such currencies are freely convertible, or in notes denominated in convertible currencies and payable on demand.

          Under GCI-V, the paid-up portion of the shares will be subscribed in eight equal and consecutive annual instalments and paid only in convertible currencies.

As of 31 December 2006, an amount of UA 2,119.03 million was paid in convertible currencies, UA 115.17 million was paid in local currencies and UA 29.26 million was paid by the deposit of non-negotiable, non-interest bearing notes. In accordance with the provisions of the Bank’s Share Transfer Rules, shares on which there are arrears of over 48 months for GCI-IV and of over 90 days for GCI-V are liable to forfeiture and re-allocation within each category of shareholders, to those shareholders willing to subscribe to additional shares. As a result of the application of the Share Transfer Rules to all categories of shares, arrears on subscriptions as at 31 December 2006 amounted to UA 3.17 million.

          For a more complete description of subscriptions to capital stock, including amounts due but unpaid, and voting power of members, see Note K of the financial statements.

Callable Capital

          At 31 December 2006, the Bank’s total callable capital was UA 19,436.76 million. Of this amount, UA 8,533.51 million represented callable capital of the Bank’s 25 non-borrowing member countries. The callable capital of the 17 Bank members who are also members of the DAC of the OECD was UA 7,211.13 million.

          Callable capital is that portion of the subscribed capital stock subject to call only as and when required by the Bank to meet its obligations on borrowing of funds for inclusion in its ordinary capital resources or guarantees chargeable to such resources. In the event of a call, payment must be made by the member countries concerned in gold, convertible currency or in the currency required to discharge the obligation of the Bank for which the call was made.

          Calls on the callable capital are required to be uniform in percentage on all shares of capital stock, but obligations of the members to make payment upon such calls are independent of each other. The failure of one or more members to make payments on any such call would not excuse any other member from its obligation to make payment. Further calls can be made on non-defaulting members if necessary to meet the Bank’s obligations. However, no member could be required to pay more than the unpaid balance of its ordinary capital subscription. No call has ever been made on the callable capital of the Bank.

          The following table sets forth the callable portion of the capital subscription and the total capital subscription of non-borrowing members at 31 December 2006.

Non-Borrowing Members (1)

	Callable	Total Capital
	Capital	Subscription
	(Expressed in millions of UA)
Argentina	52.364	58,300
Austria*	87.350	96,800
Belgium*	125.060	139.20
Brazil	87.036	96.5
Canada*	734.730	814.10
China	218.670	242.3
Denmark*	226.480	251.7
Finland*	95.630	106.3
France*	734.730	816.48
Germany*	806.570	896.31
India	43.730	48.46
Italy*	473.214	524.4
Japan*	1,074.450	1,190.6
Korea	87.350	96.8
Kuwait	87.350	97.1
Netherlands*	168.450	185.30
Norway*	226.480	251.7
Portugal*	46.980	51.82
Saudi Arabia	37.900	42.0
Spain*	208.470	230.0
Sweden*	302.290	335.0
Switzerland*	286.900	365.0
United Kingdom*	328.940	364.5
United States of America*	1,283.869	1,423.5
Total	7,825.532	8,677.2

*	Member of the DAC of the OECD.

(1)

See Note K of the financial statements included herein for a more complete description of the capital subscriptions of all members of the Bank at 31 December 2006. At 31 December 2006 the 25 members listed above held 39.89 per cent of the total voting power of all members.

Maintenance of Currency Values

          Pursuant to the Agreement, each member is required to pay to the Bank any additional amount of its national currency necessary to maintain the value of all such national currency paid to the Bank on account of its subscription whenever the par value of the member’s currency in terms of the UA or its foreign exchange value has, in the opinion of the Bank, depreciated to a significant extent. In the event of an increase in such par value or such foreign exchange value, the Bank is required, pursuant to the Agreement, to pay to the member an amount of its currency necessary to adjust in a similar way the value of all such national currency held by the Bank on account of its subscription.

          It was decided in 1979 by the Board of Governors that the application of the maintenance of value would be suspended until such time as the Board of Directors determines that the Special Drawing Right (SDR) is being definitively applied as the unit of value applicable to members’ subscriptions in the International Bank for Reconstruction and Development (the “World Bank”) for purposes of the maintenance of value provisions of its Articles of Agreement. In October 1986, the World Bank decided that the capital stock of the World Bank would be valued in terms of the SDR, at the rate at which the SDR was valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on 1 July 1974. This value was 1 SDR=$1.20635.

Voting Rights

          The voting rights of the members are related to their capital subscriptions. However, shares subscribed in connection with the general increases of the Bank’s authorised capital stock subsequent to 7 July 1973 and prior to GCI-IV may be voted in their entirety once they are subscribed for but may not be voted to the extent that payment on the paid-up portion of such shares is due but has not been received by the Bank. Under GCI-IV and GCI-V, members may vote their paid-up capital shares only to the extent that payment on such paid-up capital shares has been received by the Bank, and they may vote their callable capital GCI-IV shares only when they have paid the first instalment on the paid-up shares. If a subsequent instalment due on a member’s paid-up capital shares is not received when due or if a note deposited by a regional member is not honoured when presented for payment, the right to vote such member’s callable capital shares attributable to such unpaid amount is withdrawn until the payment is received.

Special Reserve and Other Reserves

          The Agreement originally provided that the Bank must charge a statutory commission ("Statutory Commission") of not less than 1 per cent per annum of the outstanding amount of all loans or guarantees. Such commissions had been set aside as a reserve fund (the “Special Reserve”), which was kept in liquid form solely for meeting the Bank’s liabilities on borrowings made and guarantees given by it. The statutory commission was eliminated on all loans approved after 31 December 1988. On 31 December 2001, the Special Reserve amounted to UA 299.5 million, representing an element of the Bank’s retained earnings. On 29 May 2001, the Board of Governors decided to amend the Agreement, thereby deleting the Statutory Commission, discontinuing the Special Reserve, and transferring the funds in the Special Reserve to the General Reserve. These amendments came into effect on 5 July 2002, following their ratification, and the said transfer has been effected.

          The Total Reserve represents the Bank’s retained earnings, which at 31 December 2006 amounted to UA 2,305.48 million. The net income for the year ended 31 December 2006 amounted to UA 194.032 million before transfers approved by the Board of Governors.

          At 31 December 2006, the Cumulative Exchange Adjustment on Subscriptions (CEAS) representing the translation difference on subscriptions was negative UA 155.74 million. Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, payments by regional and non-regional members in US dollars were fixed at an exchange rate of 1 UA= US$ 1.20635. As a result of these practices, losses and gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscription account. Consequently reserves including cumulative currency translation in 2006 increased from UA 2.27 billion at 31 December 2005 To UA 2.31 billion at the end of 2006.

SUMMARY STATEMENT OF INCOME AND EXPENSES

The following summary of income and expenses relating to the ordinary capital resources of the Bank for the years ended 31 December, 2006, 2005, 2004, 2003 and 2002 has been derived from the audited financial statements of the Bank for the respective years. The summary should be read in conjunction with the audited financial statements and related notes.

	Years Ended December 31
	2006	2005*	2004	2003	2002
	(Expressed in millions of UA)
OPERATIONAL INCOME & EXPENSES
Income from loans (Note L)	329.03	324.23	323.10	325.45	414.82
Income from investments and related derivatives	213.82	155.37	123.57	99.77	74.01
Total income from loans and investments	542.85	479.60	446.67	425.22	488.83

Borrowing expenses
Interest and amortized issuance costs	(245.41)	(218.52)	(230.75)	(219.60)	(258.69)
Net interest on borrowing related derivatives	(35.14)	1.40	33.67	-	-
Unrealized gain/(loss) on fair-valued borrowings and related derivatives	10.67	(30.77)	(7.70)
Unrealized gain on non fair-valued borrowings and others	21.07	7.22	(10.35)	(81.65)	37.20

Provision for impairment	(51.68)	13.85	(53.86)	21.51	(3.49)
Provision for impairment on equity investments	(34.75)	0.75	3.31	(1.68)	(0.06)
Translation gains	4.10	1.58
Other income	23.74	15.72	7.40	2.62	1.25
Net operational income	235.45	270.84	188.39	146.42	265.04

OTHER EXPENSES
Administrative expenses	154.34	155.69	142.20	148.07	113.83
Management fees	(117.48)	(114.02)	(104.59)	(102.93)	(81.56)
	36.86	41.67	37.61	45.14	32.27
Depreciation - Property, equipment and intangible assets	6.23	7.10	6.42	5.57	5.51
Sundry gains/(expenses)	(1.68)	0.74	0.84	(0.97)	1.21

Total other expenses	41.41	49.52	44.87	49.74	38.99

Income before transfer of income approved by the Board of Governors	194.03	221.32	143.52	96.68	226.06

Transfer of income approved by the Board of Governors	(139.20)	(144.00)

NET INCOME	54.83	77.32	143.52	96.68	226.06

The accompanying notes to the financial statements form part of this
Statement.

Restated per Note C

Amounts may not add up exactly due to rounding.

OPERATIONS OF THE BANK

Lending Operations

          The Bank is authorised under the Agreement to make, participate in or guarantee loans to governments of its regional member countries, their agencies and political subdivisions, and to public and private enterprises operating within such countries, as well as to international or regional entities concerned with economic development in the region. It is the general policy of the Bank that all loans be made to or guaranteed by national governments, central banks or other governmental entities engaging the full faith and credit of such governments. The Bank, however, has adopted a strategy and policies for the promotion of the private sector in RMCs under which loans may be granted to eligible private sector entities without a government guarantee.

          Under the Agreement, the total amount outstanding in respect of the ordinary operations of the Bank (comprised of approved loans less cancellations and repayments, plus equity participations) may not at any time exceed the total amount of its unimpaired subscribed capital, reserves and surplus included in its ordinary capital resources. At 31 December 2006, such total amount outstanding was UA 5.29 billion, UA 0.22 billion lower than the UA 5.51 billion outstanding at 31 December 2005.

          From its inception to 31 December 2006, the Bank has approved 969 loans and grants less cancellations amounting to UA 22.41 billion for the financing of programmes or projects in its borrowing regional member countries. Approvals for ADB increased significantly in 2006, rising 20.9 per cent - from UA 868.7 million in 2005 to UA 1.05 billion in 2006. These approvals comprised eleven project-lending operations for a total value of UA 514.98 million; two policy-based loans for UA 411.18 million; 21 grants amounting to UA 8.24 million 17 from the Special Relief Fund (“SRF”) for emergency operations and 4 from the Technical Assistance fund; three debt relief operations under the Enhanced HIPC Initiative amounting to UA 102.21 million and one private guarantee for UA 8.75 million.

          In evaluating projects, the Bank considers a wide variety of factors, including the economic, technical and financial feasibility of the project, the effect on the general development activity of the country concerned, the contribution to the removal of impediments to economic development, the capacity of the borrowing country to service additional external debt, and the effect on the balance of payments. Other factors are, the effect of new technologies on productivity, the effect on employment opportunities, and the effect of the project on the environment. In addition, the Bank considers the ability of the borrower to obtain financing elsewhere on terms and conditions that the Bank considers reasonable. One of the principal functions of the Bank is to direct resources to projects that form part of a national or regional development programme, and which benefit two or more regional members, particularly projects designed to stimulate intra-African trade and economic development.

          It is the policy of the Board of Directors to consider loans only on the basis of written reports prepared by the staff of the Bank. These reports set forth detailed information regarding the technical feasibility of the project to be financed and relevant financial and legal matters, as well as the economic situation of the country in which the project is located. The process of identifying and appraising a project and of approving and disbursing a project loan often extends over several years. It takes, on average, more than two years to identify, prepare and appraise a project before it is presented to the Board of Directors for loan approval. The appraisal of projects is carried out by the Bank’s staff, in some cases with the help of outside consultants. After approval of a loan, an additional period averaging six months elapses before the loan becomes effective. Loans do not become effective until certain legal requirements are fulfilled by the borrower. The Bank generally requires that borrowers seek competitive bids from potential suppliers, that engineering plans and specifications are drawn up independently of suppliers or manufacturers and, if appropriate, that independent consultants be retained by borrowers. The Bank supervises the disbursements of its loans to ensure that the proceeds are applied only against project expenditures as incurred and are used by the borrower only for the procurement of goods and services required for the project being financed. In order to monitor the effective implementation of projects being financed, the Bank maintains a continuous relationship with the borrower after a loan is made.

          The Bank’s policy of loan administration and project supervision involves field missions, where necessary, and the submission of progress reports on a regular basis. Subsequent to physical completion, the project is evaluated to determine the extent to which productivity and other goals were met. Since loan disbursements are made against project expenditures, the disbursement period frequently extends over five to seven years.

          Loans are disbursed in four ways: (1) by reimbursement to borrowers, (2) by direct payment to suppliers for expenses incurred in connection with approved projects, (3) by advances to borrowers of up to 10 per cent of a given loan commitment for which an accounting is made by the borrower, or (4) by the issuance of irrevocable commitments to commercial banks backing their letters of credit to suppliers for shipment of specified goods to borrowers.

          The Bank’s lending operations have since 1987 included non-project lending in the form of sector investment and rehabilitation and structural adjustment lending. The Bank’s participation in such non-project lending has generally been in conjunction with other development organisations, particularly the World Bank.

          In October 1990, the Board of Directors approved a strategy for the development of the private sector in Africa. An initial amount of UA 150 million was allocated to the Private Sector Development Unit in October 1990 for investment in private enterprise over a four-year period. Under this programme, the Bank provided equity and loan funding to productive enterprises and financial institutions in the private sector. Subsequently the Bank has continued to support private sector activities focusing on the financial sector, infrastructure and small and medium enterprise development. The range of financial instruments includes equity and quasi-equity investment, lines of credit for private financial institutions and guarantees. New private sector investment approvals were UA 198.9 million, UA 205.84 million, UA 164.4 million and UA 180.1 million in the years 2002, 2003 and 2004 and 2005 respectively. In 2006, approvals were UA 278.5 million. This significant 54.6 per cent increase is attributable to private non-publicly guaranteed loans.

          A summary statement of the loans approved by the Bank to 31 December 2006 (excluding fully repaid loans and cancelled loans) is set forth in Note P of the financial statements included herein.

          The following charts set forth, by sector and region, the percentage distribution of cumulative ADB loan and grant approvals by Sector and by Region (of UA 22.30 billion) by the Bank at 31 December 2006

Cumulative ADB Loan and Grant Approvals by Sector, 1967-2006	Cumulative ADB Loan and Grant Approvals by Region, 1967-2006

          The following chart shows ADB Private Sector Approvals (in UA millions) from 2002 to 2006.

Loan Approvals and Disbursements in2006

          The Bank's loan approvals in 2006 totalled UA 1,045.37 million as compared to UA 868.7 million and UA 1,520.0 million in 2005 and 2004, respectively. Loan disbursements of the Bank decreased from UA 595.4 in 2005 to UA 548.44 million representing a decrease of 7.8 percent.

Currency composition of loans

          The following table and chart set forth the Bank’s disbursed and outstanding loans by currency at 31 December 2006 and 2005:

Disbursed and Outstanding Loans by Currency
	31 December	31 December
Currency	2006	2005

	(Amounts in millions of UA)
Euro	2,518.81	2,221.18

U. S. Dollar	1,734.19	2,085.10
Pound Sterling	3.22	3.42
Swiss Franc	184.20	188.27
Japanese Yen	640.72	780.97
South African Rand	207.65	222.97
Other currencies	2.16	10.53
Total	5,290.95	5,512.44

Disbursed and Outstanding Loans by Currency in 2006 (percentages)	Disbursed and Outstanding Loans by Currency in 2005 (percentages)

Overdue and Non-Performing Loans

In 2003 and 2004, the International Accounting Standard Board (IASB) revised several International Accounting Standards, including IAS 39, as part of ongoing efforts to eliminate redundancies or inconsistencies between existing standards. The revised standards are effective for the fiscal years beginning on or after 1 January 2006. One of the most significant revisions relates to the basis for determining the impairment on loans and the treatment of income on loans that are in arrears for six months or more and therefore considered as non-performing. Previously, loan impairment, or provision for loan losses was calculated on the outstanding loan principal balance and determined using an expected loss model. Also, income on loans in arrears for six months or more was suspended until received. The revised standard now requires that the determination of the amount of provision to be made for impairment on loans should be based on incurred losses and should cover both the principal and charges receivable balances outstanding against borrowers and which losses can be established to have been incurred. The ‘incurred loss model’ excludes future losses no matter how likely they might be. The revised standard also no longer permits the suspension of income on loans previously classified as non-accruing. Instead, such income is recognized and appropriate provision is made for any impairment that may exist on the total receivable, using the incurred loss model. The incurred loss model was applied starting with the 2006 financial statements and has resulted in an overall reduction in the cumulative amount of provision for loan losses. Impairment allowance on both the outstanding loan principal and charges receivable for 2006 amounted to UA 51.69 million.

          Although the Bank experiences delays in payments on some of its loans, the Bank follows a policy of not participating in debt rescheduling or renegotiations and does not permit the making of new loans to provide for the servicing or repayment of outstanding loans. The Bank has never written off any of its sovereign guaranteed outstanding loans. In line with the sovereign nature of the Bank and its relationship with its borrowers and guarantors, the Bank expects that each of its loans will ultimately be repaid and, accordingly, has no expectation of writing off outstanding loans in the future. The Bank maintains a continuous dialogue with its borrowers to attempt to ensure prompt payment on all of its loans.

          On 26 June 2002, the Board of Directors approved an arrears clearance operation in respect of the Democratic Republic of Congo (“DRC”). The DRC had been in arrears since 1991. The total amount of arrears as at 30 June 2002 was US $843.26 million. The arrears clearance operation is based on the combination of the use of grant resources to clear arrears, the consolidation of outstanding payments on loans, and the provision of debt relief, after arrears have been cleared, within the framework of the Enhanced Heavily Indebted Poor Countries (HIPC) Initiative. The present value of the consolidated loan equals the present value of the original portfolio of the DRC’s loans. On its own, the restructuring operation has no concessional element. The arrears clearance mechanism has been designed in collaboration with other multilateral financial institutions as part of a concerted effort for the clearance of the country’s arrears. The operation has been made possible by the support of the international donor community and the considerable resources that the African Development Bank has been able to raise. In approving the operation, the Board of Directors emphasised that this is a unique operation necessitated by the exceptional situation pertaining to the DRC.

          In accordance with the arrears clearance plan approved by the Board of Directors for the DRC on June 26, 2002, the amounts owed by the DRC net of partial repayments received from donors and the DRC were consolidated into new loans in 2003. Following the consolidation, the DRC has been, and is still contractually current on the loans.

Loan Terms

          Loans are stated at their principal amounts outstanding. Except for private sector development loans, all of the Bank’s loans are made to, or guaranteed by, regional member countries. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of 20 years, including a grace period, which is typically the period of project implementation.

          The following table sets forth the maturity structure of disbursed and outstanding loans as at 31 December 2006:

Maturity Structure of Loans as at 31 December 2006

Disbursed and
Maturity	Outstanding
Loans
(Expressed in
millions of UA)

One year or less	929.31
More than one year but less than two years	502.71
More than two years but less than three years	474.86
More than three years but less than four years	448.34
More than four years but less than five years	415.63
More than five years	2,520.10

Total	5,290.95

Borrowing Policies

          The Board of Directors of the Bank has authorised the issuance of two classes of debt, senior debt and subordinated debt. All debt of the Bank is senior debt unless by its terms it is expressly subordinated in right of payment to other debt of the Bank. Both classes rank pari passu except in the event of a call by the Bank on its callable capital, whereupon the holders of the subordinated debt of the Bank will be subordinated in right of payment to holders of debt which is not expressly so subordinated.

          It is the policy of the Board of Directors to limit the Bank’s borrowings represented by senior debt, together with guarantees, to 80 per cent of the callable capital of its non-borrowing members, and to limit its total borrowings represented by both senior and subordinated debt to 80 per cent of the total callable capital of all of its members. The Bank has also adopted the working principle that, within the limitations set forth above, the actual amount of its senior debt outstanding at any time should be a function of its objective of obtaining and maintaining a rating on its securities at the highest levels from recognised rating organisations. As at 31 December 2006, senior debt outstanding, in the amount of UA 5,178.74 million (subordinate debt was of UA 691.73 million), was 60.69 per cent of the callable capital of non-borrowing members of the Bank. As of the same date, the amount of total outstanding borrowings of UA 5,870.47 million, represented by both senior and subordinated debt, was 30.20 per cent of total callable capital of UA 19,436.76 million of all members of the Bank.

          In December 2001, the Bank established the unlimited Global Debt Issuance Facility (GDIF) to replace its Euro-Medium Term Note Programme (EMTN) and United States Medium Term Note (MTN) Programme with respect to its future borrowings. The GDIF enables the continuous issuance of notes in the Euro market, the US market and other domestic markets in an unlimited amount thereby maximizing the Bank’s financing flexibility.

          The Bank has entered into arrangements whereby, in the event of a call on its callable capital, it will instruct its member countries to make payment in response to such a call into a special account established by the Bank with the Federal Reserve Bank of New York, or its successor duly designated for the purpose. The terms of such account provide that the proceeds of a call must first be applied in payment of, or in provision for full settlement of, all outstanding obligations of the Bank incurred in connection with the issuance of senior debt before any other payment shall be made with such proceeds.

          The weighted average life of the Bank’s outstanding borrowings at 31 December 2006, 2005, 2004, 2003 and 2002 was 5.5, 6.5, 7.7, 7.7, and 8.7 years, respectively.

          At 31 December 2006, the callable capital of the Bank was UA 19,437 million. Of this amount, a total of UA 11,611.224 million represented the callable capital of RMCs and UA 7,825.532 million the callable capital of non-regional member countries. .

          At 31 December 2006, the Bank’s outstanding borrowings were denominated in nine currencies or currency units (without taking into account currency swaps).

          The following chart sets forth, by currencies, the distribution of outstanding borrowings at 31 December 2006.

Outstanding Borrowings per currency as at 31 December 2006

The table below sets forth the maturity structure of the Bank’s outstanding borrowings at 31 December 2006

(UA millions)

	Outstanding	Borrowings
		Amortized
Periods	Fair Value	cost	Total

One year or less	507.75	190.25	698.00

More than one year but less than two years	1,055.44	29.82	1085.26

More than two years but less than three years	930.97	-	930.97

More than three years but less than four years	883.88	-	883.88

More than four years but less than five years	166.73	-	166.73

More than five years	1,278.88	832.31	2111.19

Subtotal	4,823.65	1,052.38	5,876.03

Net unamortised premium and discount	-	(5.56)	(5.56)

Total	4,823.65	1,046.82	5,870.47

          The following table sets forth for the periods indicated the average interest rates on the Bank’s loans, the return on its average earning assets, the average cost of its funded debt and other funds available and its interest coverage ratio:

Selected Financial Ratios

	2006	2005	2004	2003	2002	2001
Weighted average interest rate
rate on disbursed and
outstanding loans for the
period(1)	6.2%	5.8%	5.7%	6.3%	6.4%	6.9%
Weighted average cost of:
Outstanding borrowings	4.29%	3.78%	2.87%	3.1%	5.2%	5.2%
Interest coverage ratio(2)
(1.25x)(3)	2.26	2.24x	1.54x	1.81x	1.73x	1.36x

(1)	Undisbursed loans include loans approved but not yet effective. Interest accrues only on disbursed loan amounts.

(2)	Net income plus interest expense, divided by interest expense.

(3)	Indicates the Bank’s target ratio.

Liquid Assets and Liquidity Policy

          As a long-term development lender, the Bank holds sufficient liquid assets to secure the continuity of normal operations even in the unlikely event that it is unable to obtain fresh resources from the capital markets for an extended period of time. To achieve this, the Bank computes a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The liquidity policy sets the PML as the sum of four components: the following years’ net loan disbursements and debt service requirements, plus the loan equivalent value of signed guarantees, and undisbursed equity investments. “Held-to-maturity” investments with maturity greater than one-year are excluded from the computation of liquid assets.

          The maximum level of liquidity is determined by the Bank’s debt and capital adequacy limits. The resulting flexibility in determining the pace of implementing the Bank’s medium-term borrowing enhances the Bank’s ability to achieve a lower funding cost.

          Investments are based on asset and liability management guidelines adopted by the Board of Directors. Generally, liquid assets of the Bank are invested in marketable securities issued or guaranteed by the member countries or public entities thereof and in time deposits with banks. All marketable securities of the Bank are valued at market value and have been invested on LIBOR-6 month basis since 1998. At 31 December 2006, the Bank’s cash and treasury investments totalled UA 6,222.69 million. Investment income for 2006 amounted to UA 213.82 million, or a return of 4.22 percent compared with the 3.36 percent return in 2005.

Effective 1 January 2001, the ADB’s liquid assets were tranched into three portfolios, namely operational portfolio, prudential portfolio, and equity-backed portfolio, each with a different benchmark that reflects the cash flow and risk profile of its assets and funding sources. These benchmarks are one-month LIBID for the operational portfolio, and 6-month LIBOR, resetting on February 1 and August 1 for the prudential portfolio. The equity-backed portfolio is managed against a repricing profile benchmark with 10 per cent of the Bank’s net assets repricing uniformly over a period of 10 years.

Bank Rating

          The rating agencies, Standard & Poor’s, Moody’s, Fitch, and the Japan Credit Rating Agency reaffirmed their AAA/Aaa and AA+/Aa1 rating of the Bank’s senior and subordinated debt respectively, with a stable outlook. The ratings recognize the Bank’s strong financial position, the revitalization of its performance in the markets, and its enhanced effectiveness fostered by institutional reforms implemented over the past decade. The ratings also reflect the Bank’s strong membership support, its preferred creditor status, sound capital adequacy and liquidity, and prudent financial management and policies.

Equity Participations

          The Agreement permits the Bank to assume equity participations to further the economic development and social progress of its regional members. The amount of such equity participations is limited by the Agreement to a maximum of 10 per cent of the aggregate amount of the Bank’s paid-up capital stock together with the reserves and surplus included in its ordinary capital resources, less the Special Reserve (which has since been closed in 2002). The Bank is not permitted to hold a controlling interest in any enterprise. Total equity investment participations at 31 December 2006 equalled UA 119.119 million. The Bank has equity participations in, among others, various development banks, the African Development Fund, the African Export-Import Bank, the Africa Infrastructure Fund LLC, Shelter-Afrique, Africa Re, and PTA Bank. The Board of Directors decided in September 1993 that with effect from 31 December 1993 a reserve against losses should be created where, in the opinion of Management of the Bank, there is a significant permanent decline in the value of equity investments, based on periodic reviews of all of the Bank’s equity investments. The provisions for losses on impaired equity investments are included in the income statement.

Special Operations of the Bank

          In addition to its ordinary resources, the Bank administers various special and trust funds for purposes consistent with the Bank’s objective of promoting the economic development and social progress of its regional member countries. Under the Agreement, the total amount outstanding in respect of the special operations of the Bank relating to any special fund may not exceed the total amount of the unimpaired special resources pertaining to that special fund. The resources of special and trust funds are required at all times to be held, used, committed, invested or otherwise disposed of entirely separate from the ordinary capital resources of the Bank and from each other. Each of these funds is subject to its own special rules and regulations. Where such rules and regulations either do not exist or do not apply, the special and trust funds are governed by the provisions of the Agreement and the financial regulations of the Bank.

          The two major funds administered by the Bank are the African Development Fund (ADF) and the Nigeria Trust Fund (NTF), both of which supplement the activities of the Bank. The Bank receives an administration fee for its services.

African Development Fund

          The ADF was established in 1972 pursuant to an agreement between the Bank and 15 non-regional members (the “ADF Agreement”) to provide loans on concessionary terms to the RMCs. The ADF and all of its resources are separate and entirely independent from those of the Bank. The Bank assumes no liability for any of the obligations of the ADF. Participation in the ADF has increased since its establishment and now comprises the Bank, one regional member State Participant (South Africa), 24 non-regional member State Participants and the United Arab Emirates.

          The Agreement Establishing the ADF designates a Board of Governors as the ADF’s highest policy making organ. The Board of Governors meets at least once annually. The ADF Board of Directors, which includes six non-regional members nominated by their constituencies and six executive directors representing the ADB, is responsible for overseeing the general operations of the ADF.

          The ADF uses the UA as the measure of the subscription of its participants and of its loans and for statistical and financial reporting purposes. Following amendment of the ADF Agreement, the UA of the ADF has been aligned with the UA of the Bank with effect from 1 January 1993. At 31 December 2006, the exchange rate was 1 UA = US$ 1.50440.

          The purpose of the ADF is to assist the Bank in making an effective contribution to the economic progress and social development of the regional member countries and to promote co-operation among them. The operations of the ADF supplement those of the Bank. In contrast to the lending policy of the Bank, the ADF provides long-term financing for projects on concessionary terms. The ADF’s loan financing is directed primarily at those RMCs which, in the opinion of the ADF, are in the greatest need of such financing.

          The resources of the ADF consist of the subscriptions and periodic replenishments by the Bank and State Participants, other resources received by the ADF and funds derived from operations or otherwise accruing to the ADF. The ADF has benefited from contributions from Botswana and South Africa, in particular. The mobilization of external resources for ADF is a triennial exercise. In mid-December 2004, State Participants reached agreement on the Tenth Replenishment of the Fund, covering the 3-year operational period 2005-2007.

          At 31 December 2006, the cumulative ordinary and special subscriptions to ADF amounted to UA 15.26 billion (UA 14,948.5 million in 2005) of which UA 14.32 billion was fully paid-in. The Bank’s subscription to the ADF at 31 December 2006 was UA 111.74 million, which was fully paid-in. The Bank has 50 per cent of the voting power of the ADF.

          For the year ended 31 December 2006, loans and grants approved amounted to UA 1.54 billion and the level of cumulative loans approved less fully repaid loans and less cancellations, amounted to UA 14.32 billion. ADF loans bear no interest charge, carry a service charge of 0.75 per cent per annum on outstanding balances, and attract a commitment fee of 0.50 per cent per annum on undisbursed commitments. Project loans have a 50-year repayment period, including a 10-year grace period; lines of credit have a 20-year repayment period with a 5-year grace period.

Nigeria Trust Fund

          The Agreement Establishing the Nigeria Trust Fund (the “NTF Agreement”) was signed on 26 February 1976, between the Bank and the Federal Republic of Nigeria and became effective on 25 April 1976. The purpose of the NTF is to assist in the economic development of the most needy regional member countries of the Bank by the provision of funds on terms intermediate between those of the Bank and those of the ADF. NTF loans currently bear an interest rate of between 2 and 4 per cent, a repayment period of up to 25 years including a grace period of up to five years prior to the commencement of principal repayments and a commission of 0.75 per cent payable on undisbursed balances. The resources of the NTF come from contributions from the Federal Republic of Nigeria and the net income of the NTF.

          In April 2003, the ADB Board of Directors endorsed the Initiatives to Enhance the Development Effectiveness of the Nigeria Trust Fund. The enhancements subsequently approved by the Board of Governors include: (i) participation in the HIPC debt relief initiative by contributing 10 per cent of the annual net income of the NTF to the HIPC Trust Fund; (ii) an adjustment of the interest rate for NTF loans from 4 per cent to a range of 2 to 4 per cent to increase the concessionality of such loans; (iii) the execution of a Technical Cooperation Agreement (TCA) with the Bank Group for purposes of providing resources for the financing of technical and institutional support programs for the benefit of RMCs; and (iv) the introduction of more flexibility in the investment of the resources of the NTF, pending their use in financing projects.

          At 31 December 2006, the NTF had total assets of UA 269.17 million. The NTF, having been established for a term of thirty years, was scheduled to end on 25 April 2006. In May 2006 the Nigerian Government notified the Bank of an extension for an interim period of one year and requested a drawdown of USD 200 million which has been effected. The Nigerian authorities have informed the Bank of a further extension to 25 April 2008. A study is being carried out whose outcome is expected to determine the future of the NTF. No loans or grants were approved under the NTF in 2006.

Other Funds

          The Bank has been entrusted with the administration of other funds, namely the Mamoun Beheiry Fund (to reward outstanding employees of the Bank), the Arab Oil Fund (which is restricted to making concessionary loans to specific African countries affected by high oil prices), and the Special Emergency

Assistance Fund (designed to provide assistance to African countries affected by drought and famine). The total resources and assets of these trust funds at 31 December 2006 amounted to UA 5.26 million.

Litigation

          Two unfavourable awards in a total amount of 1.3 billion CFA Francs (approximately US $2 million) were given by the Ivorian Courts against the Bank in 2002 in connection with the claims of a private sector borrower following the cancellation by the Bank of a loan for non-compliance with loan conditions. The Bank appealed both matters before the Supreme Court of Côte d’Ivoire. On 26 April 2006, the Supreme Court ruled against the Bank’s appeal. The other appeal, involving an award of 100 million CFA Francs, remains pending.

Temporary Relocation

          The Board of Directors decided in February 2003 to evacuate the Bank’s staff from Côte d’Ivoire following the deterioration in the security situation as assessed by the United Nations. The Board of Directors also decided to temporarily move the Bank’s operations to the Temporary Relocation Agency in Tunis. The process of relocation was substantially completed by May 2003. The Bank’s operations continued throughout the period of evacuation and relocation. In June 2003, the Board of Governors decided that the Bank should remain at the Temporary Relocation Agency for a minimum duration of two years. The duration of the temporary relocation has since been extended by the Board of Governors, most recently for a further period of 12 months from June 2007.

RISK MANAGEMENT POLICIES AND PROCESSES

          As a development finance institution, the African Development Bank seeks to reduce its exposure to risks that are not essential to its core business of providing development finance and related assistance. To this end, the Bank has adapted its risk management policies, guidelines, and processes to reduce exposure to interest rate, currency, liquidity, counterparty, legal, and operational risks, while maximizing its capacity to assume the risks of extending credit to its public and private sector clients within its approved risk limits.

Risk Management Process

          The processes and procedures by which the Bank manages its risk profile continually evolve as its activities change in response to market, credit, product, and other developments. Its risk management is under the supervision of the Bank’s Board of Directors. In addition to approving all risk management policies, the Board of Directors periodically reviews trends in the Bank’s risk profiles and performance to ensure compliance with those policies. The Bank’s risk management process is supported by an independent risk management team.

          The Asset and Liability Management Committee (ALCO) is the Bank’s most senior management forum on risk management issues. ALCO is chaired by the Vice President for Finance and meets at least monthly to perform its oversight role. Among its key functions, the Committee reviews regular and ad hoc finance and risk management reports and projections, approves strategies to adjust the balance sheet, and confirms country and project credit risk ratings and the associated expected loss estimates. ALCO is supported by 7 standing working groups that report to the Committee on specific risk management issues. These working groups cover country risk, commercial credit risk, interest rate risk, currency risk, operational risk, financial projections, and financial products and services.

          Day-to-day operational responsibility for implementing the Bank’s risk management policies and guidelines is delegated to the appropriate business units.

Credit Risk

          Credit risk, the potential default of one or more debtors, is the largest source of risk for the Bank and is managed within an integrated framework of credit policies, guidelines, and processes. The foundation of the Bank’s credit management framework is a systematic credit risk assessment based on a uniform internal credit risk rating scale that is calibrated to reflect the Bank’s statistical loss expectations.

Internal Credit Risk Rating Scale

International
Risk Rating	Range of Expected Loss	Risk Class	Equivalent
1	1-2%	Very Low Risk	A-BBB
2	2-3%	Low Risk	BB
3	3-5%	Moderate Risk	B
4	5-7%
5	7-12%	High Risk	CCC
6	12-20%
7	20-40%
8	40-60%	Very High Risk	<CCC
9	60-80%
10	80-100%

          The Bank manages 3 principal sources of credit risk: (i) sovereign credit risk on its public sector portfolio; (ii) non-sovereign credit risk on its portfolio of private sector and enclave projects; and (iii) counterparty credit risk on its portfolio of treasury investments and derivative instruments.

Managing Sovereign Credit Risk

          When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. Consequently, the expected loss rate on the Bank’s public sector portfolio is derived from regular assessments of the ultimate collectibility risk of the sovereign guarantees from the borrowing member states. The credit risk ratings of the Bank’s borrowing member states are updated quarterly by the credit management division.

          In 2006, while the overall risk profile of the bank’s sovereign guaranteed portfolio remained largely unchanged, the portfolio’s weighted-average risk rating showed a marginal strengthening from 3.15 at the end of 2005 to 2.93 at the end of 2006. The distribution of the sovereign portfolio across the Bank’s 5 credit risk classes is shown in the table below.

Risk Profile of the Outstanding Sovereign Guaranteed Loan Portfolio

	Very Low	Low Risk	Moderate	High Risk	Very High
	Risk		Risk		Risk
2006	28%	35%	10%	17%	10%
2005	26%	26%	18%	17%	13%
2004	28%	28%	21%	11%	12%
2003	25%	32%	21%	16%	6%
2002	21%	35%	23%	13%	8%
2001	20%	37%	30%	6%	7%
2000	19%	26%	42%	3%	10%

          To ensure adequate diversification, the Bank maintains a prudent distribution of its sovereign guaranteed portfolio through its exposure management policies. For each eligible public sector borrower, the Bank applies an exposure limit that reflects the country’s risk rating and its economic potential subject to a maximum loan equivalent exposure for any single country that is no more than 15 percent of the Bank’s maximum sustainable portfolio1. The country exposure limits are reviewed annually and are used as a risk-based benchmark to plan the Bank’s medium-term country assistance strategies.

          It is the Bank’s policy that if a payment of principal, interest, or other charges with respect to any Bank Group credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Further, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.50 percent on the commitment fees charged on qualifying undisbursed ADB loans.

          Although the Bank benefits from the advantages of preferred creditor status and rigorously applies sanctions on non-performing sovereign borrowers, some countries have experienced difficulties in servicing their debts to the Bank on a timely basis. With the adoption of the revised International Financial reporting Standards (IFRS) from 2005, the Bank no longer makes general provisions for performing loans. In line with the IFRS norms, the Bank makes a provision for the impairment in its sovereign portfolio commensurate with the assessment of the incurred loss in the portfolio. The Bank’s impairment allowance of UA 436.77 million is consistent with the estimated incurred loss associated with impaired loans at the end of 2006.

          To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for sovereign credit risks. The Bank’s capital adequacy policy articulates differentiated risk capital requirements for all credit-sensitive assets (loans and equity investments) plus contingent liabilities (guarantees and client risk management products) in each risk class. At the end of 2006, the Bank’s public sector portfolio required as backing, 41 percent of the Bank’s total on-balance sheet risk capital2. This compares with the 45% at the end of 2005 and reflects the changes in the composition of the sovereign portfolio.

          This compares with 47 percent at the end of 2004 and reflects the changes in both the composition of the sovereign portfolio and the sources of risk capital as a result of the application of the revised IFRS.

[1]

The maximum sustainable portfolio is the largest outstanding portfolio that can be supported by the current level of risk capital applying the Bank’s capital adequacy policy. [2] The Bank defines risk capital as the sum of paid-in capital, accumulated reserves plus general provisions net of translation adjustments. Reflecting a conservative approach to measuring capital adequacy for operational planning, the Bank does not include callable capital in its computation of risk capital

Managing Non-Sovereign Credit Risk

          When the Bank lends to private sector borrowers or to enclave projects, it does not benefit from full sovereign guarantees or the equivalent. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned, without a sovereign guarantee. Consequently, the expected loss rate on its non-sovereign portfolio is derived from the assessment of the ultimate collectibility risk of each project loan including any security or guarantees. The credit management division assigns a credit rating for all new projects at entry and the risk ratings on all outstanding projects are updated quarterly.

          In 2006, the non-sovereign loan and equity portfolios continued to grow. By year-end, the weighted-average risk rating improved from 3.12 in 2005 to 3.52 in 2006. The distribution of the non-sovereign portfolio across the Bank’s 5 credit risk classes is shown in the table below.

Risk Profile of the outstanding Non-Sovereign Loan and Equity Portfolio

	Very Low	Low Risk	Moderate	High Risk	Very High
	Risk		Risk		Risk
2006	16%	15%	52%	6%	11%
2005	14%	20%	56%	7%	3%
2004	15%	14%	55%	10%	6%
2003	0%	20%	62%	10%	8%
2002	19%	0%	58%	18%	5%
2001	0%	0%	57%	26%	17%
2000	0%	0%	68%	11%	21%

          To ensure a prudent distribution of its non-sovereign portfolio, the Bank manages its lending activities within a framework of country, sector, client, and instrument exposure limits and risk profile benchmarks. In addition, the Bank generally requires a range of securities and guarantees from project sponsors to partially mitigate the credit risk for direct private sector loans.

          In compliance with the revised IFRS, the Bank no longer makes general provisions to cover the expected losses in the performing non-sovereign portfolio. For the non-performing portfolio, the Bank makes a specific provision based on an assessment of the credit impairment, or incurred loss, on each loan. The impairment allowance to cover the incurred loss on impaired loans in the non-sovereign portfolio was UA 15.40 million in 2006.

          In addition to lending, the Bank may make equity investments in private sector projects either directly or through investment funds. To the extent possible, equity investments are carried at fair value. In cases where an equity investment that is not fair-valued is assessed as potentially non-performing, the Bank may make a provision based on accepted impairment tests measured against the Bank’s carrying cost. At the end of 2006, the average provisioning rate for equity investments in private sector was equivalent to 6.24% per cent of the outstanding equity portfolio.

           To cover potential unexpected credit related losses due to extreme and unpredictable vents, the bank maintains a conservative risk capital cushion for non-sovereign credit risks. At the end of 2006, the Bank’s non –sovereign portfolio required as backing approximately 3.5% percent of the Bank’s total on-balance sheet risk capital, largely unchanged from the level at the end of 2005. This was still well below the limit of 20% for total non-sovereign operations.

Managing Counterparty Credit Risk

          In the normal course of its business, the Bank utilizes various financial instruments to meet the needs of its borrowers, to manage its exposure to fluctuations in market interest and currency rates, and to temporarily invest its liquidity prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty in the transaction may be unable to meet its obligation to the Bank.

          Reflecting a preference for minimizing exposure to counterparty credit risk, the Bank maintains eligibility criteria that limit the Bank’s financial operations to counterparties with the very best credit ratings. For example, the minimum rating for counterparties for derivative instruments is AA- or the equivalent.

          In addition to these stringent rating standards, the Bank operates a framework of exposure limits based on the counterparty credit rating and size subject to a maximum of 8 percent of the Bank’s total risk capital for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential exposure methodology and monitored regularly against the Bank’s credit limits after considering the benefits of any collateral. As a rule, the Bank executes master derivative agreements with close-out netting provisions with its derivative counterparties prior to undertaking any transactions. As shown below, the estimated potential counterparty credit exposure of the investment and derivative portfolios continues to be predominantly AA or higher.

Credit Risk Profile of the Investment and Derivative Portfolio

	AAA	AA	A	Others
2006	56%	39%	5%	0%
2005	56%	36%	8%	0%
2004	62%	36%	2%	0%
2003	67%	27%	6%	0%
2002	68%	29%	3%	0%
2001	56%	41%	3%	0%
2000	52%	43%	4%	0%

          To cover potential unexpected credit related losses due to extreme and unpredictable events, the Bank maintain a conservative risk capital cushion for counterparty credit risks as per the current BIS standards. At the end of 2006 the Bank’s counterparty credit portfolio including all investments and derivatives instruments required as backing just over 2.2 percent of the Bank’s total on-balance sheet risk capital. This is a minor change from 1.9 percent in 2005.

Managing Liquidity Risk

          As a long-term development lender, the Bank holds sufficient liquid assets to enable it to continue normal operations even in the unlikely event that it is unable to obtain fresh resources from the capital markets for an extended period of time. To achieve this objective, the Bank computes a prudential minimum level of liquidity based on the projected net cash requirement for a rolling one-year period. The prudential minimum level of liquidity is updated quarterly and includes all potential debt service payments due to early redemption of swaps and borrowings with embedded options. To enable the Bank to take advantage of low-cost funding opportunities as they arise, the Bank’s policy permits a judicious increase of liquid resources where there is an economic benefit. Throughout 2006, the level of liquid assets remained well above the minimum prescribed by the Bank’s liquidity policy.

          To strike the optimal balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank’s core liquidity portfolio is invested in relatively liquid securities that can be readily sold if required. In addition to the core portfolio, the Bank maintains a second tranche of liquidity that is always invested in the most highly liquid securities to cover its expected operational cash-flow needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. A third tranche of liquidity, which is funded by the Bank’s equity resources, is held in a portfolio of fixed income securities designated as “held-to-maturity” investments (HTM). Only HTM investments with a remaining maturity of one year or less are considered as liquid investments against the Bank’s minimum liquidity requirements.

Managing Currency Risk

          The Agreement Establishing the Bank explicitly prohibits it from taking direct currency exchange exposure by, requiring liabilities in any one currency (after swap activities) to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed. However, to facilitate loan repayment for its borrowers that may not have easy access to certain currencies, the Bank provides currency exchange services on an agency basis.

As a large part of its balance sheet is funded by equity resources, which are denominated in UA (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank’s policy is to minimize the potential fluctuation of the value of its net worth, measured in UA, by matching the currency composition of its net assets with the currency basket of the SDR to the extent possible. In line with this policy, throughout 2006 the Bank’s currency alignment was adjusted within a tight band of the risk-neutral position in each of the currencies making up the SDR composition. Towards the end of 2005, the International Monetary Fund (IMF) carried out its 5-yearly review of the SDR basket, and following this review, the revised SDR basket took effect from 1 January 2006. In keeping with the Bank’s currency risk management policy, currency transactions were carried out in early 2006 to realign the net assets to the revised SDR basket. During 2006, despite sharp movements in the values of the major currencies during the year, the Bank registered only a minor change in translation adjustments of less than 0.25 percent of net assets.

          The distribution of the currencies of the Bank’s recurring administrative expenditures shows a high concentration of expenses in Euros, CFA Francs and Tunisian Dinars. For 2006, the Bank’s strategy of purchasing currencies in the forward market to cover the estimated currency composition of expenses during the year mitigated the unfavourable impact of rate movements during the year.

Managing Interest Rate Risk

          The Bank’s exposure to interest rate risk can be traced to two principal sources: (i) the interest rate sensitivity of the net interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding those assets and (ii) the interest rate sensitivity of the interest margin the Bank earns on the assets funded by its equity resources. The Bank’s principal rate risk management objective is to generate a stable overall net interest margin.. It is understood that as an inevitable part of managing interest rate risk, the strategies that would help to stabilize the Bank’s net interest margin (longer duration of equity) would often lead to increased volatility of the economic value of the Bank’s equity on a mark-to-market basis.

Managing Operational Risk

The Bank, like all financial institutions, is exposed to many types of operational risks including all aspects of risk-related exposure other than those falling within the scope of credit and market risk including specifically the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events and reputational risk.

In the past, the Bank Group has relied almost exclusively upon internal controls within departments, although not necessarily identified as managing operational risk, for its internal controls and operational risk management. The evolving best practice is for specific structures and methods to be dedicated for managing and coordinating operational risks. The Internal Control Unit (ICU) was approved by the AfDB Board of Directors in 2004 to meet the requirement of these challenges in line with the evolving best practices.

Controls and Operational risks exist and impact broadly across many aspects of the Bank with a risk of operational losses potentially arising in many activities, functions and departments. There are also many interdependencies among risk factors that may result in an operational risk loss.

As a first step towards the implementation of an effective operational risk management framework, the ICU commenced the implementation of the COSO framework of integrated internal control in September 2005. The first phase of the implementation, which focused on controls around financial reporting, was completed at the end 2006.

There are other initiatives or activities in the other areas of the Bank Group that are complementing the work operational risk management and controls including:

  Review of Code of Conduct and Staff Rules

  Fraud and Investigation Unit

  Whistleblower Protection Policy

  Document Retention Policy

  Business Continuity Planning and Preparedness

ADMINISTRATION OF THE BANK

Board of Governors

          All the powers of the Bank are vested in the Board of Governors, which consists of a Governor and an Alternate Governor appointed by each member of the Bank, who exercise the voting power to which that member country is entitled. Each Governor and Alternate Governor serves for a term of five years, subject to termination of appointment or to reappointment at any time at the discretion of the appointing member country.

          The Board of Governors may delegate to the Board of Directors all its powers except certain specified powers, such as the power to increase or decrease the authorised capital and to approve, after reviewing the report of the auditors, the balance sheet and statement of income and expenses of the Bank.

          The Board of Governors holds an annual meeting and such other meetings as may be provided for by the Board of Governors or called by the Board of Directors. Meetings of the Board of Governors are called by the Board of Directors whenever requested by five members of the Bank, or by members having one-quarter of the total voting power of the members.

Board of Directors

          Without prejudice to the powers of the Board of Governors, the Board of Directors is responsible for the conduct of the general operations of the Bank, and, for this purpose, exercises all the powers delegated to it by the Board of Governors. The Board of Directors is composed of eighteen members who shall not be Governors or Alternate Governors. Twelve members are elected by the Governors representing the RMCs, and six members are elected by the Governors representing the non-regional member countries. Each Director appoints an Alternate Director who acts for him when he is not present. Directors and their Alternates are required to be nationals of member countries. An Alternate Director may participate in meetings of the Board of Directors but may vote only when he is acting in place of the absent Director.

          Members of the Board of Directors of the Bank as at 31 July 2007 and 31 December 2006 are listed below. Directors are elected for a term of three years and may be re-elected provided that no Director shall serve for more than two three-year terms.

Board of Directors – Countries Represented as at 31 July 2007

Regional Member Countries

M. Mahhroug	Morocco, Togo and Tunisia
R. F. T. Karpeh II	Liberia , Ghana, Gambia, Sierra Leone, and Sudan
A. N. Bvumbe	Zimbabwe, Botswana, Angola, Mozambique, and Namibia
P.A.G. Sinon	Seychelles, Kenya, Eritrea, Ethiopia, Uganda, Tanzania, and Rwanda
H A. Khedr	Egypt and Djibouti
I.C. Bonongwe	Malawi, South Africa, Mauritius, Lesotho, Swaziland, and Zambia
F.A. Korsaga	Burkina Faso, Cape Verde, Benin, Chad, Comoros, Gabon, Mali, Niger, and
Senegal
T. N’Guessan	Côte d’Ivoire, Guinea, and Equatorial Guinea
A.T. Tabib	Libya, Mauritania, and Somalia
S. B. Zoniaba	Congo, Cameroon, Burundi, Central African Republic, and Democratic Republic
of Congo
O. Bougara	Algeria, Guinea Bissau, and Madagascar
M. Muhtar	Nigeria and Sao Tome & Principe

Non-Regional Member Countries

R. Dewdney	The United Kingdom, Germany, the Netherlands, and Portugal
L. Guye	Switzerland, Denmark, Finland, India, Norway, and Sweden
E. Carrere	France, Italy, and Belgium
T. Utamura	Japan, Argentina, Austria, Brazil, and Saudi Arabia

C.S. Perry	United States of America
F. Arsenault	Canada, China, Korea, Kuwait, and Spain

Board of Directors – Countries Represented as at 31 December 2006

Regional Member Countries

F. Samir	Morocco, Togo, and Tunisia
F.B. L. Mansaray	Ghana, Gambia, Liberia, Sierra Leone, and Sudan
B. R. R Kukuri	Botswana, Angola, Mozambique, Namibia, and Zimbabwe
G. Zirimwabagabo	Kenya, Eritrea, Ethiopia, Uganda, Tanzania, Rwanda, and Seychelles
H A. Khedr	Egypt and Djibouti
P.E. Ginindza	South Africa, Malawi, Mauritius, Lesotho, Swaziland, and Zambia
A. Fontes	Cape Verde, Benin, Burkina Faso, Chad, Comoros, Gabon, Mali, Niger, and
Senegal
P.H. Dacoury-Tabley	Côte d’Ivoire, Guinea, and Equatorial Guinea
A.T. Tabib	Libya, Mauritania, and Somalia
H.J.C. Andze-Olinga	Cameroon, Burundi, Central African Republic, Congo, and Democratic Republic
of Congo
O. Bougara	Algeria, Guinea Bissau, and Madagascar
M.L. Sani	Nigeria and Sao Tome & Principe

Non-Regional Member Countries

R. Dewdney	The United Kingdom, Germany, the Netherlands, and Portugal
A. M. Wiig	Denmark, Finland, India, Norway, Sweden, and Switzerland
F. Pittore	Italy, France, and Belgium
Y. Yoneyama	Japan, Argentina, Austria, Brazil, and Saudi Arabia
C.S. Perry	United States of America
F. Arsenault	Canada, China, Korea, Kuwait, and Spain

President and Management

          The Board of Governors, on the recommendation of the Board of Directors, elects the President of the Bank by a vote of a majority of the total voting power of the members, including a majority of the total voting power of the regional member countries. The Agreement provides that the President shall be a national of a regional member country. On the recommendation of the President of the Bank, the Board of Directors appoints one or more Vice- Presidents. The President is elected for a term of five years and may be re- elected provided that no person may be elected President for more than two successive five-year terms.

          The President is the Chairman of the Board of Directors but has no vote except a deciding vote in case of a tie. He may participate in meetings of the Board of Governors but has no vote. He is also the chief executive officer of the Bank and conducts, under the direction of the Board of Directors, the current business of the Bank. The President is the legal representative of the Bank.

The principal officers of the Bank as at 31 July 2007 and 31 December 2006 are listed below.

Principal Officers as at 31 July 2007

Presidency
D. Kaberuka	President
(Vacant)	Director of Cabinet
A. Akin-Olugbade	General Counsel and Director, Legal Department
M. Touré	Secretary General
E.R. Ouko	Director, Office of Auditor General
C. Kirk	Director, Operations Evaluation Department
Z. Sakala	Director, Reform Implementation Team
E. Chinje	Head, External Relations and Communication Unit
J. R. Nabina	Ombudsman

Corporate Services
A. Oteh	Vice President, Corporate Services
D. Tytiun	Director, Human Resources Management Department
I. N'diaye	Director, Information Management and Methods Department
J.P. Ehounou	Director, General Services and Procurement Department
V.N. Mbarga	Head, Language Services Unit
M. Sangbe	Official Representative, Headquarters, Abidjan

Finance
T. de Longuemar	Vice President, Finance
Z. R. Zoukpo	Ag. Director, Financial Management Department
S. Nalletamby	Director, Treasury Department
C. Boamah	Director, Financial Control Department
K.M. Diallo	Director, Planning and Budgeting Department

Office of the Chief Economist
L.A. Kasekende	Chief Economist
W. Oshikoya	Director, Research Department
C. Lufumpa	Director, Statistics Department
I. Diallo	Ag. Head, African Development Institute

Operations I, Country and Regional Programmes and Policies
J. Eichenberger	Vice-President, Country and Regional Programmes and Policy
P. Afrika	Director Operations Policy and Compliance Department
J.M. Gharbi	Director, Centre Region
J. Litse	Director, West Region 1
E. Goldenstein	Director, West Region 2
K. Gadio	Director, Northern Region 1
L. Chakroun	Director, Northern Region 2
A. Ordu	Director, East Region 1
D. Gaye	Director, East Region 2
R. Rakotobe	Director, South Region 1
F. Black	Director, South Region 2

A. M. Ben Barka	Head, Procurement and Financial Management Unit
K. Ikheda-Larhed	Head, Resource Mobilization and Partnerships Unit

Operations II, Sector Operations
Z. El Bakry	Vice President, Sector Operations
A. Abou Sabaa	Director, Agriculture and Agro-industry Department
T. Hurley	Director, Human Development Department
G. Negatu	Director, Governance and Economic Reforms Department

Operations III, Infrastructure, Private Sector and Regional Integration
M. Gantsho	Vice President, Infrastructure, Private Sector and Regional Integration
G. Mesherubusa	Director, Infrastructure Department
T. Turner	Director, Private Sector Department
K. Bedoumra	Director, Water and Sanitation Department
R. Thomas	Director, NEPAD, Regional Integration and Trade Department

Principal Officers as at 31 December 2006

Presidency
D. Kaberuka	President
H. Kifle	Director of Cabinet
A. Akin-Olugbade	General Counsel and Director, Legal Department
M. Touré	Secretary General
E.R. Ouko	Director, Office of Auditor General
D.A. Barnett	Ag. Director, Operations Evaluation Department
J. R. Nabina	Ombudsman

Corporate Services
A. Oteh	Vice President, Corporate Services
I. N'diaye	Director, Information Management and Methods Department
J.P. Ehounou	Director, General Services and Procurement Department
G. Terracol	Director, Human Resources Management Department
V.N. Mbarga	Head, Language Services Unit
M. Sangbe	Official Representative, Headquarters, Abidjan

Finance
T. de Longuemar	Vice President, Finance
C. Boamah	Director, Financial Control Department
S. Nalletamby	Director, Treasury Department
T. I. Vusi	Ag. Director, Financial Management Department
K.M. Diallo	Ag. Director, Planning and Budgeting Department

Office of the Chief Economist
L.A. Kasekende	Chief Economist
W. Oshikoya	Ag. Director, Research Department
I. Diallo	Ag. Head, African Development Institute
C. Lufumpa	Ag. Director, Statistics Department

Operations I, Country and Regional Programmes and Policies
J. Eichenberger	Vice-President, Country and Regional Programmes and Policy
P. Afrika	Director Operations Policy and Compliance Department
J.M. Gharbi	Director, Centre Region and Ag. Director, North Region
J. Litse	Director, West Region 2 and Ag. Director, West Region 1
A. Rakotobe	Director, East Region 2 and Ag. Director, East Region 2
F. Black	Director, South Region 2 and Ag. Director, South Region 1
L. Chakroun	Director, North Region 2
J. Mensah-Quainoo	Head, Procurement and Financial Management Unit
A.Orraca-Ndiaye	Ag. Head, Resource Mobilisation and Partnerships Unit

Operations II,Sector Operations
A.D. Beileh	Ag. Director, Agriculture and Agro-industry Department
A. Hamer	Director, Human Development Department
I.S.L. Ndoumbe	Ag. Director, Governance and Economic Reforms Department

Operations III, Infrastructure, Private Sector and Regional Integration
G. Mesherubusa	Director, Infrastructure Department
T. Turner	Ag. Director, Private Sector Department
K. Bedoumra	Director, Water and Sanitation Department
M.I. Mah’moud	Ag. Director, NEPAD, Regional Integration and Trade Department

THE AGREEMENT ESTABLISHING THE AFRICAN DEVELOPMENT BANK

          The Agreement constitutes the Bank’s governing charter and establishes the status, immunities, exemptions and privileges of the Bank, describes its purpose, membership, capital structure and organisation, authorises the kinds of transactions in which it may engage and prescribes limitations on such transactions. The Agreement also contains, among other things, provisions with respect to the admission of additional members, the increase of the authorised capital stock, the terms and conditions under which the Bank may make or guarantee loans, the use of currencies held by it, the withdrawal and suspension of member countries and the suspension and termination of the operations of the Bank.

          The Agreement may be amended only by a resolution of the Bank’s Board of Governors approved by a two-thirds majority of the total number of Governors representing not less than three-quarters of the total voting power of the member countries, including two-thirds of the regional members having three-quarters of the total voting power of the regional members. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from the Bank, the pre-emptive rights to subscribe capital stock or the limitation on the liability of the member countries. No such amendment has been made to the Agreement to date. The Agreement provides that any question of interpretation of its provisions arising between any member country and the Bank or between member countries shall be referred to the Board of Directors for decision. Such decision may then be submitted to the Board of Governors whose decision shall be final.

Membership of the Bank

          Any African country that has the status of an independent state may become a regional member of the Bank. The geographical area to which the regional membership and the development activities of the Bank extend consists of the continent of Africa and the African islands. Non-regional countries that are, or become, participants in the ADF or that have made, or are making, contributions to the ADF may be admitted to the Bank.

          Although any member may withdraw from the Bank by delivering written notice, any such member remains liable for all direct and contingent obligations to the Bank (including its obligations in respect of callable capital) so long as any part of the loans or guarantees contracted before the termination date is outstanding. No member has withdrawn from the Bank since its establishment. However, membership of the former Yugoslavia has been suspended by the Bank’s Board of Directors, in conformity with resolutions and determinations of the UN General Assembly (see Note K of the financial statements included herein).

          France became a member on 30 December 1983. At 31 December 2005, France had subscribed to 81,413 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 814,130,000, an amount of UA 734,730,000 was callable capital and UA 79,400,000 was paid-up capital.

          At 31 December 2005, France was entitled to cast 82,040 votes (3.721 per cent) of the total votes of all members. France is represented on the Bank’s Board of Governors by Mr. Xavier Musca as Governor.

Legal Status, Immunities and Privileges

          The following is a summary of the principal provisions of the Agreement relating to the legal status, immunities and privileges of the Bank in the territories of its members.

          The Bank has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property, and to institute legal proceedings. It is immune from every form of legal process, except in cases arising out of the exercise of its borrowing powers when it may be sued only in a court of competent jurisdiction in the territory of a member in which it has its principal office, or in the territory of a member or non-member where it has appointed an agent for the purpose of accepting service or notice of process or has issued or guaranteed securities. No actions against the Bank may be brought by members or persons acting for or deriving claims from members.

          The property and assets of the Bank are immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Bank. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Bank are inviolable. The Governors, Directors, Alternate Directors, officers and employees of the Bank and experts and consultants performing missions for the Bank are immune from legal process with respect to acts performed by them in their official capacity. The Agreement enables the Board of Directors to waive any of these immunities where in its opinion it would further the interest of the Bank to do so.

          The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are exempt from all taxation and from all customs duties in the member states. The Bank is also exempt from any other obligation relating to the payment, withholding or collection of any tax or duty.

GENERAL DESCRIPTION OF THE SECURITIES

          Each prospectus, offering circular, information memorandum, supplemental information statement or pricing supplement will include the following information regarding the terms of Offered Securities: (a) the aggregate principal amount, (b) status (and subordination, in the case of subordinated securities), (c) the maturity date, (d) the interest rate, (e) the currency or currencies, including composite currencies, of denomination and payment, (f) the dates on which such interest will be payable, (g) the redemption dates and prices and provisions for a sinking fund, if applicable, (h) the form and denomination and (i) the fiscal or paying agent or agents with respect to the securities.

          Securities will be repayable from the ordinary capital resources of the Bank. The Board of Directors of the Bank has authorised the issuance of two classes of debt securities, senior (“Senior Securities”) and subordinated (“Subordinated Securities”). All debt securities of the Bank are Senior Securities unless by their terms they are expressly subordinated in right of payment to other debt securities of the Bank. Both classes of debt securities rank pari passu except in the event of a call on the callable capital of the Bank, whereupon the holders of Subordinated Securities of the Bank will be subordinated in right of payment to holders of debt which is not expressly so subordinated.

          The Securities will not be the obligation of any government, and their terms and conditions will contain a statement to that effect. The specific terms and conditions of each issue of Offered Securities will be set forth or referred to in the prospectus, offering circular or supplemental information statement relating to the Offered Securities.

          The Securities will not contain any limitations on the right of the Bank to issue any other bonds, notes or obligations.

TAXATION

          The Securities and the interest on them generally will not be exempt from taxation.

          Under the Agreement, the Securities and the interest paid on them are not subject to any tax by a member of the Bank (i) which discriminates against the Securities solely because they are issued by the Bank or (ii) if the sole jurisdictional basis for the tax is the place or currency in which the Securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is not under any obligation to withhold or pay any taxes on any interest on the securities it issues, including the Securities.

REPORT OF THE EXTERNAL AUDITORS AND ADB FINANCIAL STATEMENTS FOR
THE YEARS ENDED 31 DECEMBER 2006, 2005 AND 2004

TABLE OF CONTENTS
PAGES

INDEPENDENT AUDITOR’S REPORT TO THE BOARD OF GOVERNORS OF
THE AFRICAN DEVELOPMENT BANK

We have audited the accompanying annual financial statements of the African Development Bank (the Bank), which comprise the balance sheet as at 31 December 2006 and the income statement, the statement of recognised income and expense and the statement of cash flows for the year then ended, a summary of significant accounting policies and other explanatory notes, as set out in notes A to T. The financial statements have been prepared under the accounting policies set out therein, for the purpose of submitting approved and audited financial statements to the Board of Governors as required by Article 32(d) of the Agreement establishing the Bank. This report is made solely to the Bank’s Board of Governors, as a body, in accordance with Article 32(d) of the Agreement establishing the Bank. Our audit work has been undertaken so that we might state to the Bank’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and the Bank’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Management’s Responsibility for the Annual Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Agreement Establishing the Bank. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Qualified Opinion

As set out under the Member Countries’ Subscription accounting policy in Note B to the financial statements, the Agreement Establishing the Bank provides that a member country (or “State”) may withdraw from the Bank at any time (defined as the “termination date”). Exercising such right of withdrawal requires the Bank to arrange for the repurchase of such member country’s shares as part of the settlement of accounts with that State. In our view, although the Bank is able to withhold any amount due to the member country for its shares so long as the State remains liable as borrower or guarantor to the Bank, and notwithstanding the fact that the member country remains liable for its direct and contingent liabilities to the Bank as long as any part of the loans or guarantees contracted before the termination date is outstanding, the Bank does not have the unconditional right to avoid settling its contractual obligations at termination date to the member country. Therefore, in accordance with International Financial Reporting Standard IAS 32, “Financial Instruments: Disclosure and Presentation”, member countries’ capital stock should be reclassified in the Bank’s financial statements as financial liabilities instead of equity.

The impact of this accounting treatment would be to reclassify credit balances of UA 2,303,061,682 and UA 2,263,445,736 of capital stock and to reclassify debit balances of UA 155,742,042 and UA 151,758,878 of cumulative exchange adjustment on subscriptions from equity to liabilities in the balance sheet of the Bank for the years ended 31 December 2006 and 31 December 2005 respectively.

Disagreement with management – Qualified Opinion

In our opinion, except for the effect on the annual financial statements of the matter referred to in the preceding paragraph, the financial statements present fairly, in all material respects, the financial position of the Bank as at 31 December 2006, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Deloitte & Touche LLP
Chartered Accountants
London
30 March 2007

INDEPENDENT AUDITORS’ REPORT TO THE BOARD OF GOVERNORS OF THE
AFRICAN DEVELOPMENT BANK

We have audited the financial statements of the African Development Bank (the Bank) for the year ended 31 December 2005 which comprise the balance sheet, the statement of income and expenses, the statement of recognised income and expense, statement of cash flows and the related notes A to T. These financial statements have been prepared under the accounting policies set out therein, for the purpose of submitting approved and audited financial statements to the Board of Governors as required by Article 32(d) of the Agreement establishing the Bank.

This report is made solely to the Bank’s Board of Governors, as a body, in accordance with Article 32(d) of the Agreement establishing the Bank. Our audit work has been undertaken so that we might state to the Bank’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and the Bank’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of management and auditor

These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting policies used and significant estimates and judgments made by the Bank’s management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

Disagreement on reclassification of the Bank’s capital from equity to liabilities

As set out under the Member Countries’ Subscription accounting policy in Note B to the financial statements, the Agreement Establishing the Bank provides that a member country (or “State”) may withdraw from the Bank at any time (defined as the “termination date”). Exercising such right of withdrawal requires the Bank to arrange for the repurchase of such member country’s shares as part of the settlement of accounts with that State. In our view, although the Bank is able to withhold any amount due to the member country for its shares so long as the State remains liable as borrower or guarantor to the Bank, and notwithstanding the fact that the member country remains liable for its direct and contingent liabilities to the Bank as long as any part of the loans or guarantees contracted before the termination date is outstanding, the Bank does not have the unconditional right to avoid settling its contractual obligations at termination date to the member country. Therefore, in accordance with International Financial Reporting Standard IAS 32, member countries’ capital stock should be reclassified in the Bank’s financial statements as financial liabilities instead of equity.

The impact of this accounting treatment would be to reclassify credit balances of UA 2,263,445,736 and UA 2,213,505,210 of capital stock and to reclassify debit balances of UA 151,758,878 and UA 147,203,564 of cumulative exchange adjustment on subscriptions from equity to liabilities in the balance sheet of the Bank for the years ended 31 December 2005 and 31 December 2004 respectively. A further impact would be to reduce the Bank’s net income by UA 144,000,000 and UA 114,640,000 which relates to the expensing of the Board of Governors’ approved distributions of income in the years ended 31 December 2005 and 31 December 2004 respectively. The total reserves of the Bank remain unchanged as a result of this reduction in net income relating to the Board of Governors’ approved distributions of income.

Qualified opinion arising from disagreement on reclassification of the Bank’s capital from equity to liabilities

In our opinion, except for the effects on the financial statements of the matter referred to in the preceding two paragraphs, the financial statements present fairly, in all material respects the financial position of the Bank as of 31 December 2005, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Deloitte & Touche LLP
London
United Kingdom
13 April 2006

INDEPENDENT AUDITORS’ REPORT TO THE BOARD OF GOVERNORS OF THE AFRICAN
DEVELOPMENT BANK

We have audited the financial statements of the African Development Bank (the Bank) for the year ended 31 December 2004 which comprise the Balance Sheet, the Statement of Income and Expenses, the Statement of Comprehensive Income and Changes in Reserves, the Statement of Cash Flows and the related Notes A to X. These financial statements have been prepared under the accounting policies set out therein, for the purpose of submitting approved and audited financial statements to the Board of Governors as required by Article 32(d) of the Agreement Establishing the Bank.

This report is made solely to the Bank’s Board of Governors, as a body, in accordance with Article 32(d) of the Agreement Establishing the Bank. Our audit work has been undertaken so that we might state to the Bank’s Board of Governors those matters we are required to state to them in an auditors report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and its Board of Governors as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of management and auditors

The Bank’s management is responsible for the preparation of the financial statements in accordance with International Financial Reporting Standards.

Our responsibility is to audit the financial statements in accordance with International Standards on Auditing.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. It also includes assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Bank as at 31 December 2004 and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Deloitte & Touche LLP Chartered
Accountants London
30 March 2005

AFRICAN DEVELOPMENT BANK
BALANCE SHEET
ASSETS
For the years ended 31 December, 2006 and 2005

A S S E T S	2006		2005*		2004		2003

	UA	USD	UA	USD	UA	USD	UA	USD

	(Expressed in Thousands of UA & US$ - Note B)

CASH	129,329	194,562	70,340	100,535	43,800	68,022	66,540	98,876

DEMAND OBLIGATIONS	3,801	5,717	3,801	5,433	3,909	6,071	3,800	5,647

INVESTMENTS (Note D)	6,093,361	9,166,852	5,155,053	7,367,963	4,435,417	6,888,247	4,135,862	6,145,767

DERIVATIVE ASSETS (Note E)	273,310	411,168	285,927	408,667	274,790	426,752	253,910	377,303

NON-NEGOTIABLE INSTRUMENTS

ON ACCOUNT OF CAPITAL (Note F)	20,383	30,665	25,897	37,014	31,180	48,423	41,809	62,127

ACCOUNTS RECEIVABLE

Accrued income and charges receivable on loans	232,935	350,428	233,704	334,026	218,031	338,604	168,704	250,689

Other accounts receivable	368,037	553,675	322,676	461,191	179,453	278,692	35,196	52,300

	600,972	904,103	556,380	795,217	397,484	617,297	203,900	302,989

LOANS (Note G)

Disbursed and outstanding loans	5,290,951	7,959,707	5,512,442	7,878,768	5,640,427	8,759,640	5,612,240	8,339,620

Less: Accumulated provision for impairment	(214,180)	(322,212)	(194,613)	(278,155)	(213,593)	(331,712)	(469,090)	(697,054)

	5,076,771	7,637,495	5,317,829	7,600,613	5,426,834	8,427,927	5,143,150	7,642,567

EQUITY PARTICIPATIONS (Note H)

Investment in associate - ADF	62,998	94,775	97,364	139,159	97,166	150,900	111,741	166,044

Other equity investments	56,121	84,428	71,333	101,954	63,437	98,518	52,483	77,988

	119,119	179,203	168,697	241,113	160,603	249,418	164,224	244,032

OTHER ASSETS

Property, equipment and intangible assets (Note I)	14,241	21,424	16,350	23,368	17,605	27,341	20,773	30,868

Miscellaneous	713	1,072	628	898	533	828	571	848

	14,954	22,496	16,978	24,266	18,138	28,168	21,344	31,717

TOTAL ASSETS	12,332,000	18,552,261	11,600,902	16,580,822	10,792,155	16,760,325	10,034,539	14,911,024

The accompanying notes to the financial statements form part of this statement.

AFRICAN DEVELOPMENT BANK
BALANCE SHEET
LIABILITIES RESERVES AND CAPITAL

For the years ended 31 December, 2006 and 2005, (Expressed in Thousands of UA & US$ - Note B)

LIABILITIES & EQUITY	2006		2005*		2004			2003

	UA	US$	UA	US$	UA	US$	UA	US$
	(Expressed in Thousands of UA & US$ -
	Note B)
ACCOUNTS PAYABLE

Accrued financial charges	328,751	494,573	250,404	357,896	182,812	283,909	95,031	141,213

Other accounts payable	320,209	481,722	247,819	354,200	194,356	301,837	99,736	148,205

	648,960	976,295	498,223	712,096	377,168	585,746	194,767	289,418

SECURITIES SOLD UNDER AGREEMENTS TO
REPURCHASE AND PAYABLE FOR CASH
COLLATERAL RECEIVED (Note D)	877,833	1,320,611	466,961	667,414	9,295	14,435	113,907	169,262

DERIVATIVE LIABILITIES (Note E)	481,937	725,026	317,245	453,429	513,892	798,079	330,418	490,991

BORROWINGS (Note J)	5,870,469	8,831,535	5,940,398	8,490,433	5,638,889	8,757,251	5,864,778	8,714,884

EQUITY (Note K)
Capital
Subscriptions paid	2,303,062	3,464,726	2,263,446	3,235,075	2,213,505	3,437,595	2,168,502	3,222,329
Cumulative Exchange Adjustment on
Subscriptions	(155,742)	(234,298)	(151,759)	(216,905)	(147,203)	(228,608)	(145,330)	(215,956)

	2,147,320	3,230,428	2,111,687	3,018,170	2,066,302	3,208,988	2,023,172	3,006,373

Retained earnings	2,305,345	3,468,161	2,257,678	3,226,831	2,652,116	4,118,763	1,959,207	2,922,322
Fair value gains on available-for-sale equity
investments	136	205	8,710	12449	2,467	3,831

Cumulative Currency Translation Adjustments					(467,974)	(726,768)	(451,710)	(671,228)

Total reserves	2,305,481	3,468,366	2,266,388	3,239,280.00	2,186,609	3,395,826	1,507,497	2,240,095

Total equity	4,452,801	6,698,794	4,378,075	6,257,450	4,252,911	6,604,813	3,530,669	5,246,468

TOTAL LIABILITIES & EQUITY	12,332,000	18,552,261	11,600,902	16,580,822	10,792,155	16,760,325	10,034,539	14,911,024

The accompanying notes to the financial statements form part of this Statement.
Restated per Note C

The accompanying notes to the Financial Statements form part of this Statement.

STATEMENT OF INCOME AND EXPENSES
For the years ended 31 December, 2006 and 2005,

	2006		2005*		2004		2003
	UA	US$	UA	US$	UA	US$	UA	US$
OPERATIONAL INCOME & EXPENSES	(Expressed in Thousand in UA & US$ - Note B)

Income from loans (Note L)	329,027	494,988	324,230	463,413	323,105	501,785	325,455	483,616

Income from investments and related derivatives (Note L)	213,824	321,676	155,375	222,073	123,567	191,901	99,767	148,251

Total income from loans and investments	542,851	816,664	479,605	685,486	446,672	693,686	425,222	631,867

Borrowing expenses (Note M)

Interest and amortized issuance costs	(245,413)	(369,200)	(218,516)	(312,318)	(230,749)	(358,356)	(219,592)	(326,307)

Net interest on borrowing related derivatives	(35,137)	(52,860)	1,399	1,999	33,671	52,291	-	-
Unrealized gain/(loss) on fair-valued borrowings and related
derivatives	10,672	16,055	(30,773)	(43,983)	(7,697)	(11,954)	(81,647)	(121,325)

Unrealized gain on non fair-valued borrowings and others	21,067	31,694	7,219	10,318	(10,353)	(16,078)	-	-

Provision for impairment (Note G)

Loan principal	(22,566)	(33,949)	21,169	30,256	(51,384)	(79,800)	21,507	31,959

Loan charges	(29,120)	(43,808)	(7,317)	(10,457)	(2,479)	(3,850)	-	-

Provision for impairment on equity investments	(34,745)	(52,270)	750	1,072	3,309	5,139	(1,682)	(2,499)

Translation gains	4,101	6,169	1,577	2,254	-	-	-

Other income	23,736	35,708	15,725	22,475	7,402	11,495	2,617	3,889

Net operational income	235,446	354,204	270,838	387,102	188,392	292,573	146,425	217,584

OTHER EXPENSES

Administrative expenses (Note N)	(36,859)	(55,450)	(41,675)	(59,565)	(37,611)	(57,592)	(45,136)	(67,071)

Depreciation - Property, equipment and intangible assets (Note I)	(6,233)	(9,377)	(7,101)	(10,149)	(6,417)	(9,966)	(5,571)	(8,278)

Sundry gains/(expenses)	1,678	2,524	(741)	(1,059)	(836)	(1,298)	968	1,438
		-
Total other expenses	(41,414)	(62,303)	(49,517)	(70,773)	(44,864)	(68,856)	(49,739)	(73,911)
		-
Income before transfer of income approved by the Board of Governors	194,032	291,901	221,321	316,329	143,528	223,717	96,686	143,673

Transfer of income approved by the Board of Governors	(139,200)	(209,412)	(144,000)	(205,819)

NET INCOME	54,832	82,489	77,321	110,510	143,528	223,717	96,686	143,673

STATEMENT OF RECOGNITION OF INCOME AND EXPENSES
For the years ended 31 DECEMBER, 2006 and 2005
(UA thousands – Note B)

STATEMENT OF RECOGNIZED INCOME AND EXPENSE
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006		2005*		2004		2003

	UA	US$	UA	US$	UA	US$	UA	US$
	(Amounts expressed in Thousands of UA & US$ - Note B)

Gain on available for-sale-investments taken to equity	(8,573)	(12,897)	6,243	3,831	2,467	3,831.28	-	-

Actuarial losses on defined benefit plans	(7,165)	(10,779)	(3,785),	(48,724)	(31,374)	(48,724.14)	-	-

Net income recognized directly in equity	(15,739)	(23,676)	(2,458))	(44,893)	(28,907)	(44,892.86)	-	-

Net income for the year	54,832	82,489	77,321	120,080	143,528	222,900.42	226,060	-

TOTAL RECOGNIZED INCOME AND EXPENSE FOR THE YEAR	39,093	58,813	48,414	75,187	114,621	178,007.56	96,686	-

The accompanying notes to the financial statements form part of this Statement.
Restated per Note C

STATEMENT OF CASH FLOWS
For the years ended 31 December, 2006 and 2005
(Expressed in Thousands of UA & US$ - Note B)

	2006		2005*		2004		2003

	UA	US$	UA	US$	UA	US$	UA	US$

Operating activities:

Net income	54,832	82,489	77,321	110,513	143,528	222,900	96,686	143,672

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation	6,233	9,377	7,101	10,149	6,417	9,966	5,571	8,278

Provision for loan impairment on loan principal and charges	51,686	77,757	(13,853)	(19,799)	53,863	83,650	(21,507)	(31,959)

Unrealised losses on investments and related derivatives	(2,638)	(3,969)	7,653	10,938	(4,421)	(6,866)	(6,388)	(9,492)
Amortization of discount or premium on held-to-maturity
investments	2,814	4,233	6,027	8,614	10,289	15,979	7,527	11,185

Amortization of borrowing issuance costs	2,936	4,417	(2,687)	(3,840)	1,517	2,356	4,284	6,366

Unrealized gain or loss on borrowings	(48,799)	(73,414)	90,647	129,559	-	-	-	-

Provision for impairment on equity investments	34,745	52,270	(750)	(1,072)	(3,309)	(5,139)	-	-

Profit on disposal of equity investments	-	-	-	-	(2,641)	(4,101)	-	-

Translation gains	(4,101)	(6,171)	(1,577)	(2,254)	-	-	(968)	(1,438)

Share of profits in associate	(379)	(566)	(198)	(283)	(10)	(16)	1,682	2,499

Derivative asset movement	130,972	197,035	(39,863)	(56,975)	18,050	28,032	81,647	121,325

Changes in accrued income on loans	(4,877)	(7,336)	(22,319)	(31,900)	19,108	29,675	45,027	66,909

Changes in accrued financial charges	79,132	119,046	68,679	98,161	87,872	136,466	3,007	4,468

Changes in other receivables and payables	19,412	29,202	(91,477)	(130,745)	(33,940)	(52,709)	(37,866)	(56,268)

Net cash provided by operating activities	321,968	484,371	84,704	121,065	296,323	460,193	178,702	265,546

Investing, lending and development activities:

Disbursements on loans	(548,440)	(825,073)	(595,350)	(850,916)	(630,235)	(978,761)	(652,322)	(969,331)

Repayments of loans	706,408	1,062,721	713,994	1,020,490	1,012,537	1,572,480	1,028,903	1,528,919

Investments maturing after 3 months of acquisition:						-		-

Held-to-maturity portfolio	(410,735)	(617,910)	(63,070)	(90,144)	(265,890)	(412,930)	(655,777)	(974,465)

Trading portfolio	(85,443)	(128,541)	(134,305)	(191,958)	(234,384)	(364,001)	(1,050,548)	(1,561,083)

Payment of allocation of net income	-	-	-	-	(114,640)	(178,037)	(56,952)	(84,629)

Changes in other assets	(4,209)	(6,332)	(5,940)	(8,490)	(3,255)	(5,055)	(10,192)	(15,145)

Equity participations movement	2,919	4,392	2,013	2,877	(7,836)	(12,169)	-	-

Equity participation disposals	-	-	-	-	-	-	(6,706)	(9,965)

Net cash used in investing, lending and development activities	(339,500)	(510,744)	(82,658)	(118,141)	(243,703)	(378,473)	(1,403,594)	(2,085,699)

Financing activities:

New issues on borrowings	730,741	1,099,327	544,479	778,208	432,550	671,754	2,189,615	3,253,702

Repayments on borrowings	(621,486)	(934,963)	(541,209)	(773,534)	(579,728)	(900,323)	(677,152)	(1,006,228)

Net cash from capital subscriptions	40,302	60,630	52,220	74,636	(60,778)	(94,389)	(41,683)	(61,940)

Net cash from capital subscriptions	-	-	-	-	54,920	85,291	57,144	84,914

Net cash provided by financing activities	149,557	224,994	55,490	79,310	(153,036)	(237,666)	1,527,924	2,270,449

Effect of exchange rate changes on:

Cash and cash equivalents	(18,150)	(27,304)	2,817	4,026	(5,035)	(7,819)	15,253	22,666

Decrease in cash and cash equivalent	113,875	171,303	60,853	86,261	(105,451)	(163,766)	318,285	472,961

Cash and cash equivalents at the beginning of the year	592,015	890,629	531,662	759,889	637,113	989,443	318,828	473,769

Cash and cash equivalents at the end of the year	705,890	1,061,942	592,015	846,150	531,662	825,676	637,113	946,730

Composed of:

Investments maturing within 3 months of acquisition

Held-to-maturity portfolio	80,075	120,464	34,931	49,926	441,587	685,789	669,240	994,471

Trading portfolio	1,374,319	2,067,526	953,705	1,363,102	55,570	86,301	15,240	22,646

Securities sold under agreements to repurchase and payable						-		-
for cash collateral received	(877,833)	(1,320,611)	(466,961)	(667,413)	(9,295)	(14,435)	(113,907)	(169,262)

Cash	129,329	194,563	70,340	100,535	43,800	68,022	66,540	98,876

Cash and cash equivalents at the end of the year	750,890	1,061,942	592,015	846,150	531,662	825,676	637,113	946,730

Supplementary disclosure:

Movement resulting from exchange rates:

Loans	32,776	49,309	18,626	26,622	6,889	10,699	(21,160)	(31,443)

Borrowings	(251,558)	(378,444)	186,281	266,246	(96,831)	(150,380)	(123,770)	(183,919)

Currency swaps	163,523	246,004	(134,818)	(192,691)	98,286	152,639	130,426	193,809

The accompanying notes to the financial statements form part of this Statement.

Restated per Note C

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE A – OPERATIONS AND AFFILIATED ORGANIZATIONS

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank finances development projects and programs in its regional member states, typically in co-operation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. Notably, the ADB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank’s regional members, to promote co-operation and increased international trade particularly among the Bank’s members, and to provide financing on concessional terms for such purposes.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Bank’s financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The significant accounting policies employed by the Bank are summarized below.

Revenue recognition

Interest income is accrued on a time basis and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset’s net carrying amount.

Income from investments includes realized and unrealized gains and losses on trading financial instruments.

Dividends relating to investments in equity are recognized when the Bank’s right to receive payment is established.

Functional and presentation currencies

Although the Bank conducts its operations in the currencies of its member countries, as a result of the application of IAS 21 revised, “The Effects of Changes in Foreign Exchange Rates”, the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective January 1, 2005. The UA is also the currency in which the financial statements are presented. The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement Establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Currency translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. Non-monetary assets and liabilities are translated into UA at historical rates. Translation differences are included in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. The translation difference relating to payments of capital subscriptions is reported in the financial statements as the Cumulative Exchange Adjustment on Subscriptions (CEAS). This is composed of the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt. When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Member Countries’ Subscriptions

Although the Agreement establishing the ADB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any indicated to the Bank that it intends to do so. Moreover, there is a significant financial disincentive to withdrawing membership. The stability in the membership reflects the fact that the members are independent African and non-African countries, and that the purpose of the Bank is to contribute to the sustainable economic development and social progress of its regional member countries individually and jointly.

In the unlikely event of a withdrawal by a member, the Bank shall arrange for the repurchase of the former member’s shares. The Bank may partially or fully offset amounts due for shares purchased against the member’s liabilities on loans and guarantees due to the Bank. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as “the termination date”. The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding.

Were a member to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank’s financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Further, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date. If the Bank were to terminate its operations within six months of the termination date, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members’ callable capital, before any distribution could be made to any member country, including the withdrawing member.

If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined. In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

Employee benefits

1) Pension obligations

The Bank operates a contributory defined benefit pension plan for its employees. The Staff Retirement Plan (SRP) provides benefit payments to participants upon retirement. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. An actuarial valuation of the cost of providing benefits for the SRP is determined using the Projected Unit Credit Method. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments. Actuarial gains and losses are recognized immediately in retained earnings in the year they occur. Past service cost is recognized immediately to the extent that benefits are already vested, and otherwise, is amortized on a straight-line basis over the average period until the benefits become vested. The pension liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank’s defined benefit obligations, net of the fair value of plan assets and unrecognized actuarial gains and losses.

2) Post-employment medical benefits

The Bank operates a contributory defined Medical Benefit Plan (MBP), which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the statement of income and expenses. The MBP Board, an independent Board created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members.

Financial instruments

Financial assets and financial liabilities are recognized on the Bank’s balance sheet when the Bank assumes related contractual rights or obligations.

1) Financial assets

The Bank classifies its financial assets in the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments; and available-for-sale financial assets. Management determines the classification of its investments at initial recognition.

i)	Financial assets at fair value through profit or loss

All trading assets are carried at fair value through the income statement. The investments in the trading portfolio are acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held-for-trading.

ii)	Loans and receivables

The Bank has classified demand obligations, accrued income and receivables from loans and investments and other sundry amounts as receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Bank provides money, goods or services directly to a debtor with no intention of trading the receivable. Accrued income and receivables include accrued interest on derivatives.

iii)	Held-to-maturity investments

The Bank has classified its investments in certain debt securities as held-to-maturity. Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Bank’s management has the positive intention and ability to hold to maturity. Held-to-maturity investments are subsequently measured at amortized cost.

iv)	Available-for-sale financial assets

The Bank has classified equity investments over which it does not have control or significant influence as available-for-sale. Available-for-sale investments are those intended to be held for an indefinite period of time, and may or may not be sold in the future.

v)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

Purchases and sales of financial assets at fair value through profit or loss, held-to-maturity and available-for-sale investments are recognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Bank has transferred substantially all risks and rewards of ownership.

Loans and receivables as well as held-to-maturity investments are carried at amortized cost using the effective interest method. Available-for-sale financial assets and financial assets at fair value through profit or loss are carried at fair value. Gains and losses arising from changes in the fair value of the financial assets at fair value through profit or loss category are included in the income statement in the period in which they arise. Gains and losses arising from changes in the fair value of available-for-sale financial assets are recognized directly in equity, until the financial asset is derecognized or impaired at which time the cumulative gain or loss previously recognized in equity is recognized in profit or loss. Accrued interest on financial assets is included in other accounts receivable.

2) Financial liabilities

i)	Borrowings

In the ordinary course of its business, the Bank borrows funds in the major capital markets for lending and liquidity purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank’s borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding. In addition to long and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. When these borrowings contain embedded derivatives that require bifurcation, the embedded derivatives are separated from the borrowing contract and carried on the balance sheet at fair value. Borrowing expenses are recognized in profit or loss and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest method. The unamortized balance of the issuance costs is netted off against borrowings in the balance sheet. Certain of the Bank’s borrowings have been obtained from the governments of some member countries of the Bank and are interest free. In accordance with IAS 20 – ”Accounting for Government Grants and Disclosure of Government Assistance”, the benefit of borrowing at subsidized rates from member countries’ governments has not been recognized through the imputation of interest expense in the financial statements.

ii)	Financial liabilities at fair value through profit or loss

This category has two sub-categories: financial liabilities held-for-trading, and those designated at fair value through profit or loss at inception. Derivatives are categorized as held-for-trading. The Bank primarily applies fair value designation to borrowings which have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce an accounting mismatch which would otherwise have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

iii)	Other liabilities

All financial liabilities that are not derivatives or designated at fair value through profit or loss are recorded at amortized cost. The amounts include accrued finance charges on borrowings and other accounts payable.

Financial liabilities are derecognized when they are discharged or cancelled or when they expire.

Derivatives

The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. These instruments include currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the borrowings portfolio linked to the related borrowings at inception, and remain so throughout the terms of the contracts. The interest component of these derivatives is disclosed as borrowing cost over the life of the derivative contract and included in the income statement.

Although IAS 39 allows special hedge accounting for certain qualifying hedging relationships, the application of such special hedge accounting criteria does not make fully evident the asset/liability and risk management strategy of the Bank and would result in inconsistent treatment of similar hedged instruments. Therefore, the Bank has elected not to designate any qualifying hedging relationships, but rather classifies all derivatives as held-for-trading at fair value, with all changes in fair value recognized in the income statement.

Derivatives embedded in other financial instruments or other non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives are stripped from the host contract and measured at fair value with unrealized gains and losses reported in profit or loss.

Impairment of financial assets

1) Assets carried at amortized cost

The Bank first assesses whether objective evidence of impairment exists individually for financial assets. If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, that asset is included in a group of financial assets with similar credit characteristics and collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Bank.

If the Bank determines that there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. For sovereign-guaranteed loans, the estimated impairment arises from delays that may be experienced in receiving amounts due. For non-sovereign-guaranteed loans, the impairment reflects management’s best estimate of the non-collectibility, in whole or in part, of amounts due as well as delays in the receipt of such amounts.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

Interest and charges are accrued on all loans including those in arrears.

2) Available-for-sale assets

The Bank assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. For available-for-sale equity instruments carried at fair value, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale equity instruments carried at fair value, the cumulative loss, which is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss is reclassified from equity to profit or loss in the income statement. Impairment losses recognized in the income statement on available-for-sale equity instruments carried at fair value are reversed through equity.

If there is objective evidence that an impairment loss has been incurred on an available-for-sale equity instrument that is carried at cost because its fair value cannot be reliably measured, the amount of impairment loss is measured as the difference between the carrying amount of the impaired instrument and the present value of estimated future cash flows from the instrument discounted at the current market rate of return for a similar equity instrument. Once recognized, impairment losses on these equity instruments carried at cost are not reversed.

Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Fair value disclosure

The fair values of quoted investments in active markets are based on current bid prices. For financial assets with inactive markets or unlisted securities, the Bank establishes fair value by using valuation techniques that incorporate the maximum use of market data inputs. These include the use of recent arm’s length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable. Management believes that these methodologies and assumptions are reasonable, however, the values actually realized in a sale might be different from the fair values disclosed.

The methods and assumptions used by the Bank in estimating the fair values of financial instruments are as follows:

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: The fair values of the Bank’s borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using LIBOR market-determined discount curves adjusted by the Bank’s credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank’s new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews.

Equity investments: The underlying assets of entities in which the Bank has equity investments carried at fair value are periodically fair valued both by fund managers and independent valuation experts using market practices. The fair value of investments in listed enterprises is based on the latest available quoted bid prices. The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows. The fair value of the Bank’s equity participations is estimated as the Bank’s percentage ownership of the net asset value of the funds.

Derivative financial instruments: The fair values of derivative financial instruments are based on market quotations when possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses tools based on industry standard pricing models and valuation techniques to value derivative financial instruments. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank’s financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its loans, nor does it believe there is a comparable market for its loans. The fair value of loans reported in these financial statements represents management’s best estimates of the present value of the expected cash flows of these loans. For multi-currency and single currency fixed rate loans, fair values are estimated using a discounted cash flow model based on the year-end variable lending rate in that currency, adjusted for impairment. For all loans not impaired, fair value adjustments are made to reflect expected loan losses. The estimated fair value of loans is disclosed in Note G.

Day one profit and loss

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received). A gain or loss may only be recognized on initial recognition of a financial instrument if the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. On initial recognition, a gain or loss may not be recognized when using a valuation technique that does not incorporate data solely from observable markets. The Bank only recognizes gains or losses after initial recognition to the extent that they arise from a change in a factor (including time) that market participants would consider in setting a price. The gain or loss is amortized over the life of the applicable borrowing on a straight-line basis.

Investment in associate

Under IAS 28, “Investments in Associates”, the ADF is considered an associate of the Bank. An associate is an entity over which the Bank has significant influence, but not control, over the entity’s financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note H. IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The investor’s share of the profit or loss of the investee is recognized in the investor’s income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At December 31, 2006, such subscriptions cumulatively represented approximately 1% of the economic interest in the capital of the ADF. Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, the revisions to IAS 28 require that the equity method be used to account for the Bank’s investment in the ADF. Further, in accordance with IAS 36, the net investment in the ADF is assessed for impairment. Cumulative losses as measured under the equity method are limited to the investment’s original cost as the ADB has not guaranteed any potential losses of the ADF.

Retained earnings

Retained earnings of the Bank consist of amounts allocated to reserves from prior year’s income, unallocated current year net income and expenses recognized directly in equity as required by IFRS.

Property and equipment

Property and equipment is measured at historical cost less depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. The estimated useful lives are as follows:

  Buildings: 15-20 years

  Fixtures and fittings: 6-10 years

  Furniture and equipment: 3-7 years

  Motor vehicles: 5 years

The assets’ residual values and useful lives are reviewed periodically and adjusted if appropriate. Assets that are subject to amortization are reviewed annually for impairment. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use. Gains and losses on disposal are determined as the difference between proceeds and the asset’s carrying amount and are included in the income statement in the period of disposal.

Intangible assets

Intangible assets include computer systems software and are stated at historical cost less amortization. Amortization on intangible assets is calculated using the straight-line method over 3-5 years.

Leases

The Bank has entered into several operating lease agreements, including those for its offices in Tunisia and in certain regional member countries. Under such agreements, all the risks and benefits of ownership are effectively retained by the lessor. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Benefits received and receivable as an incentive to enter into an operating lease are also recognized on a straight-line basis over the lease term. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which the termination takes place.

Critical accounting judgments and key sources of estimation uncertainty

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The most significant judgments and estimates are summarized below:

1) Impairment losses on loans and advances

At each financial reporting date, the Bank reviews its loan portfolios for impairment. The Bank first assesses whether objective evidence of impairment exists for individual loans. If such objective evidence exists, impairment is determined by discounting expected future cash flows using the loan’s original effective interest rate and comparing this amount to the loan’s net carrying amount. Determining the amount and timing of future cash flows on impaired loans requires significant judgment. If the Bank determines that no objective evidence of impairment exists for an individually assessed loan, that loan is included in a group of loans with similar credit characteristics and collectively assessed for impairment. Objective evidence of impairment for a group of loans may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group, or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

2) Fair value of financial instruments

The fair value of financial instruments that are not quoted in active markets is determined by using valuation techniques. Where valuation techniques (for example, models) are used to determine fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All models are calibrated to ensure that outputs reflect actual data and relevant market prices. To the extent practical, models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

3) Impairment of available-for-sale equity investments

The Bank determines that available-for-sale equity investments are impaired when there has been a significant or prolonged decline in fair value below the carrying amount. The determination of what is significant or prolonged requires judgment. In making this judgment, the Bank evaluates any evidence of a deterioration in the financial health of the investee, industry and sector performance, changes in technology, and operational and financing cash flows.

4) Held-to-maturity investments

The Bank follows the guidance of IAS 39 on classifying non-derivative financial assets with fixed or determinable payments and fixed maturity as held-to-maturity. This classification requires significant judgment. In making this judgment, the Bank evaluates its intention and ability to hold such investments to maturity.

NOTE C –	CHANGE IN ACCOUNTING TREATMENT AND THE EFFECT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

1) Change in accounting treatment for transfers of income approved by the Board of Governors

In the current year, the Bank changed its accounting treatment for the transfers of income approved by the Board of Governors. Article 42 of the Agreement establishing the Bank authorizes the Board of Governors to distribute part of the net income of the Bank after making provision for reserves. In prior years and in the exercise of the above provision of the Agreement, the Bank after approval by its shareholders at its annual general meetings has made transfers from its annual net income to organizations and institutions for purposes congruent with the Bank’s mission. Previously, the Bank accounted for such transfers from net income similar to dividends and reported them as reduction in equity. This previous accounting for the transfers of income approved by the Board of Governors placed emphasis on the role of the

Governors acting on behalf of shareholders and viewed as being constructively a transaction with owners. In effect, the Bank viewed these transactions as being equivalent to distributions whereby the shareholders constructively received these funds and simultaneously agreed to contribute them to the designated recipient. The Bank effected the distributions via transfers to the designated recipients. This accounting reflected the shareholders’ view of the substance and intent of these transfers and had been consistently applied over the years.

Description of the change in accounting treatment

In the light of the increasing frequency of these transfers and varying nature of recipients, the Bank has re-evaluated its accounting treatment of these types of transactions and determined that effective in 2006 all distributions approved by the Board of Governors would be reported as expenses within the Income Statement in the year that the distribution is approved.

This change in accounting principle has been applied retrospectively and has therefore resulted in the restatement of prior year compara- tive figures. Net income transfers previously treated as a reduction in reserves in 2005 amounted to UA 144.00 million.

2) New and Revised IFRS

The International Accounting Standards Board (IASB) and its International Financial Reporting Interpretations Committee (IFRIC) issued certain new and revised Standards and Interpretations, which took effect during the year ended December 31, 2006. These were either inapplicable to the Bank or did not have a material impact on the Bank’s financial condition, results of operations or cash flows.

At the date of authorization of these financial statements, a number of new and amended International Financial Reporting Standards and Interpretations had been promulgated, but will be effective for periods after December 31, 2006. Of these, the two that are most relevant to the Bank are IFRS 7, “Financial Instruments: Disclosures” and amendments to IAS 1, “Presentation of Financial Statements” – “Capital Disclosures”. IFRS 7, which becomes effective for the Bank’s financial statements for the period beginning on January 1, 2007, introduces additional qualitative and quantitative disclosures about exposures to risks arising from financial instruments and how entities manage those risks. Management is reviewing the additional disclosures that are required starting in 2007 as a result of the implementation of this standard. The amendments to IAS 1 are also expected to be effective for the 2007 financial statements of the Bank, but are not expected to have any significant impact on the financial reporting of the Bank. Also, IFRS 8, ‘’Operating Segments’’, which becomes effective for financial statements for the period beginning January 1, 2009, replaces the segmental reporting requirements of IAS 14, Segment Reporting. IFRS

8 requires alignment of the segments in the financial statements with those used internally by management in the allocation of resources and assessing performance. IFRS 8 is not expected to have a significant impact on the Bank’s financial statements. None of the other new and amended standards and interpretations are expected to have a significant impact on the Bank’s financial statements.

NOTE D – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government and agency obligations, time deposits, asset-backed securities, secured lending transactions, resale agreements and related financial derivatives including futures, forward contracts, currency swaps, interest rate swaps, options and short sales.

For government and agency obligations with final maturity longer than 1 year, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA or unconditionally guaranteed by governments of member countries or other official entities. For asset-backed securities, the Bank may only invest in securities with a AAA credit rating. Investments in money market instruments are restricted to instruments having maturities of not more than 1 year and a minimum credit rating of A. Over-the-counter (OTC) options on government securities and interest rate products are purchased only if the life of the option contract does not exceed 1 year, and such transactions are only executed with counterparties with credit ratings of AA- or above. Currency and interest rate swaps including asset swap transactions are permitted only with approved counterparties or guaranteed by entities with minimum credit ratings of AA-/Aa3 at the time of the transaction.

The Bank uses external managers in the management of certain of its liquid assets, in accordance with the Bank’s Asset and Liability Management Guidelines. At December 31, 2006, investments under external management were UA 120.39 million (2005: UA 42.20 million).

Securities sold under repurchase agreements (Repos) with a nominal value of UA 877.83 million and a market value including accrued interest of UA 879.41 million were outstanding at December 31, 2006 (2005: UA 466.96 million). The securities pledged as collateral have a carrying value of UA 757.49 million at December 31, 2006 (2005: UA 422.68 million). The nominal value of securities sold under repurchase agreements, but not yet settled and therefore not requiring collateral to be pledged was UA 117.64 million (2005: nil). These securities include trading and held-to-maturity instruments, which have been included in the respective balance sheet captions.

The composition of investments as at December 31, 2006 and 2005 was as follows:

(UA thousands)	2006	2005
Held-for-trading	3,451,886	2,954,053
Held-to-maturity	2,641,475	2,201,000
Total	6,093,361	5,155,053

Held-for-trading investments
A summary of the Bank’s held-for-trading investments at December 31, 2006 and 2005 follows:

(UA millions)
	US Dollar		Euro		GBP		Other Currencies		All Currencies
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

Time deposits	535.08	446.31	43.62	47.87	464.70	37.94	168.58	170.02	1,211.98	702.14
Asset-backed securities	509.56	469.54	355.32	224.38	-	-	-	-	864.88	693.92
Government and agency obligations	-	255.62	17.99	75.00	-	-	9.04	0.53	27.03	331.15
Corporate bonds and commercial paper	784.16	594.19	519.21	538.21	-	44.50	44.63	49.94	1,348.00	1,226.84
Total held-for-trading investments	1,828.80	1,765.66	936.14	885.46	464.70	82.44	222.25	220.49	3,451.89	2,954.05

Repos	(284.48)	(317.48)	(110.06)	(74.12)	(454.48)	(75.36)	(28.81)	-	(877.83)	(466.96)

The nominal balance of the Bank’s held-for-trading investments as at December 31, 2006 was UA 3,449.01 million (2005: UA 2,950.54 million). The average yield of held-for-trading investments in 2006 was 4.28% (2005: 3.07%) .

The contractual maturity structure of held-for-trading investments as at December 31, 2006 and 2005 was as follows:

(UA millions)	2006	2005
One year or less	1,588.07	1,104.97
More than one year but less than two years	272.92	351.37
More than two years but less than three years	584.19	377.40
More than three years but less than four years	331.13	182.57
More than four years but less than five years	66.36	57.98
More than five years	609.22	879.76
Total	3,451.89	2,954.05

The maturity structure of repos as at December 31, 2006 and 2005 was as follows:

(UA millions)	2006	2005
One year or less	(877.83)	(466.96)

Held-to-maturity investments

A summary of the Bank’s held-to-maturity investments at December 31, 2006 and 2005 was as follows:

(UA millions)
	US Dollar		Euro		GBP		Other Currencies		All Currencies
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

Time deposits	14.74	6.40	-	9.18	65.33	19.36	-	-	80.07	34.94
Asset-backed securities	156.67	13.98	10.34	60.11	-	7.92	-	-	167.01	82.01
Government and agency obligations	484.56	551.86	188.33	169.69	225.24	285.53	126.29	164.26	1,024.42	1,171.34
Corporate bonds and others	503.41	351.69	508.52	295.21	268.23	193.11	89.82	72.70	1,369.98	912.71
Total held-to-maturity investments	1,159.38	923.93	707.19	534.19	558.80	505.92	216.11	236.96	2,641.48	2,201.00

The nominal balance of the Bank’s held-to-maturity investments as at December 31, 2006, was UA 2,639.68 million (2005: UA 2,168.50 million). The average yield of held-to-maturity investments in 2006 was 4.16% (2005: 4.17%) .

The contractual maturity structure of held-to-maturity investments as at December 31, 2006 and 2005 was as follows:

(UA millions)	2006	2005
One year or less	313.15	222.22
More than one year but less than two years	238.22	223.52
More than two years but less than three years	340.64	228.78
More than three years but less than four years	368.94	307.45
More than four years but less than five years	380.37	355.98
More than five years	1,000.16	863.05
Total	2,641.48	2,201.00

The fair value of held-to-maturity investments at December 31, 2006 was UA 2,633.74 million (2005: UA 2,220.56 million).

NOTE E – DERIVATIVE ASSETS AND LIABILITIES

The fair values of derivative financial assets and financial liabilities at December 31, 2006 and 2005 were as follows:

(UA thousands)	2006		2005
	Assets	Liabilities	Assets	Liabilities

Borrowings-related (including loan swaps):	198,550	394,460	195,019	210,125
Cross-currency swaps	49,960	54,080	78,883	71,829
Interest rate swaps	23,203	24,834	10,681	25,948
Loan swaps Embedded	319	1,189	284	1,536
derivatives	272,032	474,563	284,867	309,438

Investments-related:	1,071	775	1,060	2,472
Asset swaps	207	6,599	-	5,335
Macro-hedge swaps	1,278	7,374	1,060	7,807
Total	273,310	481,937	285,927	317,245

The notional amounts of derivative financial assets and financial liabilities at December 31, 2006 and 2005 were as follows:

(UA thousands)	2006	2005
Borrowings-related (including loan swaps):
Cross-currency swaps	4,139,026	3,672,511
Interest rate swaps	3,772,252	3,837,001
Loan swaps	880,152	822,718
Embedded derivatives	18,441	33,213
	8,809,871	8,365,443
Investments-related:
Asset swaps	126,176	219,486
Macro-hedge swaps	289,817	261,322
	415,993	480,808
Total	9,225,864	8,846,251

Loan swaps

In addition to the swaps on borrowings, the Bank has entered into interest rate swaps, which transform fixed rate income on loans in certain currencies into variable rate income.

Administrative expenses hedge

To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure i.e. EUR, GBP and USD vis-à-vis the UA, the Bank executed forward exchange transactions to economically hedge its administrative expenses. As at December 31, 2006, there were no open positions with respect to the forward exchange transactions (2005: nominal value of UA 64.12 million with an unfavorable market value of UA 0.65 million).

NOTE F – NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL

Prior to May 1981, all payments in respect of paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

1)	Five (5) equal annual installments, of which at least 50 percent is payable in convertible currency and the remainder in local currency; or

2)

Five (5) equal annual installments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non- interest bearing notes. Such notes are redeemable by the Bank solely in convertible currency in installments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

The paid-up portion of subscriptions, authorized in accordance with Board of Governors’ Resolution B/BG/87/11 relating to the Fourth General Capital Increase (GCI-IV), is to be paid as follows:

1)

Regional members – 50 percent in five (5) equal annual installments in cash in freely convertible currency or freely convertible currencies selected by the member state, and 50 percent by the deposit of five non-negotiable, non-interest bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five (5) equal annual installments commencing on the fifth anniversary of the first subscription payment date.

2)

Non-regional members – five (5) equal annual installments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

Under the Fifth General Capital Increase (GCI-V), there is no distinction in payment arrangements between regional and non-regional members. Each member is required to pay for the paid-up portion of its subscribed shares in eight (8) equal and consecutive annual installments. The first installments shall be paid in cash and in a freely convertible currency. The second to the eighth installments shall be paid in cash or notes encashable on demand in a freely convertible currency.

At December 31, 2006 and 2005, the non-negotiable notes balances were as follows:

(UA thousands)	2006	2005
Balance at January 1	25,897	31,180
Net movement for the year	(5,514)	(5,283)
Balance at December 31	20,383	25,897

NOTE G – LOANS

The Bank’s loan portfolio comprises loans granted to, or guaranteed by borrowing member countries as well as certain other non-sovereign guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs, and are not intended for sale. Further, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the rates charged are described below:

Multi-Currency Fixed Rate Loans: For all loans negotiated prior to July 1, 1990, the Bank charges interest at fixed rates.

Multi-Currency Variable Rate Loans: Between July 1, 1990 and September 30, 1997, the Bank offered variable rate loans to its borrowers. The variable interest rate is reset twice a year and is based on the Bank’s own cost of qualified borrowing plus 50 basis points, resulting in a pass-through of average borrowing costs to borrowers.

Conversion of Multi-Currency Pool-Based Variable Rate Loans: Borrowers were offered the choice to convert the disbursed and undisbursed amounts of their multi-currency pool-based variable rate to single currency variable terms or retain the terms of their existing multi-currency pool-based variable rate loans. The conversion dates were October 1, 1997 and March 1, 1998. The other terms and conditions of converted loans remained the same as in the original loan agreements. Since October 1, 1997, the Bank has provided several alternative interest rate mechanisms. In all cases, the applicable rate of interest is the sum of two components, namely, the chosen base rate plus a lending margin.

Single Currency Variable Rate Loans: Since October 1, 1997, the Bank has offered single currency variable rate loans. The variable base rate is the average cost of funding a designated pool of borrowings in each currency and is adjusted semi-annually on January 1 and July 1.

Single Currency Floating Rate Loans: Since October 1, 1997, the Bank has offered LIBOR-based single currency floating rate loans. The floating base rate is determined for each currency and reset frequency is based on the Bank’s selected reference interest rate in each market. The Bank’s standard floating base rate is the six (6)- month reference rate (USD LIBOR, JPY LIBOR, EURIBOR and JIBAR) which is reset semi-annually on February 1 and August 1 and is applicable for the six-month period following the reset date.

Single Currency Fixed Rate Loans: Fixed rate loans were reintroduced with effect from October 1997 in the form of single currency fixed rate loans. The fixed rate is computed as the inter-bank swap market rate corresponding to the principal amortization schedule.

Lending Margin: The lending margin is a rate premium expressed as a nominal interest rate added to the Borrower’s chosen base rate to determine the total lending rate. The lending margin determined by the Bank is independent of the base rate chosen, and remains unchanged throughout the life of the loan. The lending margin for sovereign guaranteed loans is fixed at 40 to 50 basis points. For non-sovereign guaranteed loans, the lending margin is based on the Bank’s assessment of the risks inherent in each project.

Maturity and currency composition of outstanding loans

The contractual maturity structure of loans as at December 31, 2006 and 2005 was as follows:

(UA millions)	2006				2005
Periods	Fixed Rate Floating Rate Variable Rate			Total	Total
One year or less	409.71	152.62	366.98	929.31	895.04
More than one year but less than two years	190.43	143.94	168.34	502.71	533.51
More than two years but less than three years	162.66	145.63	166.57	474.86	528.75
More than three years but less than four years	146.83	140.23	161.28	448.34	494.36
More than four years but less than five years	146.14	126.68	142.81	415.63	441.95
More than five years	1,645.39	680.49	194.22	2,520.10	2,618.83
Total	2,701.16	1,389.59	1,200.20	5,290.95	5,512.44

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements.

The currency composition and type of loans as at December 31, 2006 and 2005 were as follows:

(Amounts in UA millions)			2006		2005
			Amount	%	Amount	%
Fixed Rate:	Multi-Currency	Euro	100.93		118.28
		Japanese Yen	143.72		195.60
		Pound Sterling	0.67		1.07
		Swiss Franc	36.17		40.34
		US Dollar	192.83		248.14
		Others	1.54		9.83
			475.86	8.99	613.26	11.13
	Single Currency	Euro	1,433.01		1,073.72
		Japanese Yen Pound	311.34		335.63
		Sterling South	2.55		2.36
		African Rand Swiss	54.35		43.89
		Franc	129.72		129.08
		US Dollar	294.00		338.75
		Others	0.33		0.30
			2,225.30	42.07	1,923.73	34.90
Floating Rate:	Single Currency	Euro	457.46		458.31
		Japanese Yen	11.26		6.32
		South African Rand	153.30		179.08
		US Dollar	767.57		922.83
			1,389.59	26.26	1,566.54	28.42
Variable Rate:	Multi-Currency	Euro Japanese	190.88		203.33
		Yen Swiss	42.22		53.33
		Franc US	1.15		1.35
		Dollar Others	181.88		207.12
			0.24		0.34
			416.37	7.87	465.47	8.44
	Single Currency	Euro Japanese	336.53		367.54
		Yen Swiss	132.19		190.08
		Franc US	17.16		17.51
		Dollar Others	297.91		368.26
			0.04		0.05
			783.83	14.81	943.44	17.11
Total			5,290.95	100.00	5,512.44	100.00

The weighted-average yield on outstanding loans for the year ended December 31, 2006 was 6.20% (2005: 5.88%).

The summary of the currency composition of loans at December 31, 2006 and 2005 was as follows:

(Amounts in UA millions)	2006		2005
	Amount	%	Amount	%
Euro	2,518.81	47.61	2,221.18	40.29
Japanese Yen Pound	640.72	12.11	780.97	14.17
Sterling South	3.22	0.06	3.42	0.06
African Rand Swiss	207.65	3.92	222.97	4.04
Franc	184.20	3.48	188.27	3.42
US Dollar	1,734.19	32.78	2,085.10	37.83
Others	2.16	0.04	10.53	0.19
Total	5,290.95	100.00	5,512.44	100.00

Fair value of loans
At December 31, 2006 and 2005, the carrying and estimated fair values of loans were as follows:

(UA thousands)	2006		2005
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value
Fixed rate loans	2,701,177	2,948,806	2,536,990	2,979,681
Floating rate loans	1,389,586	1,342,702	1,566,542	1,531,636
Variable rate loans	1,200,188	1,063,353	1,408,910	1,286,671
	5,290,951	5,354,861	5,512,442	5,797,988
Accumulated provision for impairment	(214,180)	-	(194,613)	-
Net loans	5,076,771	5,354,861	5,317,829	5,797,988

Loans are expressed in Units of Account but repaid in the currencies disbursed.

Provision for impairment on loan principal and charges receivable

At December 31, 2006, loans with an aggregate principal balance of UA 670.11 million (2005: UA 702.49 million), of which UA 418.59 million (2005: UA 377.92 million) was overdue, were considered to be impaired. The gross amounts of loans and charges receivables that were impaired and the cumulative impairment on them at December 31, 2006 and 2005 were as follows:

(UA thousands)	2006	2005
Outstanding balance on impaired loans Less:	670,111	702,489
accumulated provision for impairment Net	(214,180)	(194,613)
balance on impaired loans	455,931	507,876

Charges receivable and accrued income on impaired loans	330,103	306,915
Less: accumulated provision for impairment	(222,588)	(197,764)
Net charges receivable and accrued income on impaired loans	107,515	109,151

The movements in the accumulated provision for impairment on outstanding loan principal for the years ended December 31, 2006 and 2005 were as follows:

(UA thousands)	2006	2005
Balance at January 1	194,613	213,593
Provision for impairment on loan principal for the year	22,566	(21,169)
Translation effects	(2,999)	2,189
Balance at December 31	214,180	194,613

Provision for loan impairment included those relating to private sector loans. During the year ended December 31, 2006, provisions on private sector loans of UA 0.13 million (2005: UA 4.80 million) were made. The accumulated provisions on private sector loans at December 31, 2006 amounted to UA 15.40 million (2005: UA 16.11 million).

The movements in the accumulated provision for impairment on loan interest and charges receivable for the years ended December 31, 2006 and 2005 were as follows:

(UA thousands)	2006	2005
Balance at January 1	197,764	188,076
Provision for impairment on loan interest and charges for the year	29,120	7,317
Translation effects	(4,296)	2,371
Balance at December 31	222,588	197,764

Guarantees

The Bank may enter into special irrevocable commitments to pay amounts to the borrowers or other parties for goods and services to be financed under loan agreements. At December 31, 2006, irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 8.09 million (2005: nil).

Also, the Bank may provide guarantees for securities issued by an entity eligible for the Bank’s loans. Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. At December 31, 2006 and 2005, the Bank had no outstanding guarantee to any entity.

NOTE H – EQUITY PARTICIPATIONS

Investment in Associate: ADF

The ADF was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote co-operation and increased international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund’s original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 12-member Board of Directors, made up of 6 members selected by the African Development Bank and 6 members selected by State Participants. The Fund’s Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven in large part by the number of programs and projects executed during the year. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the year ended December 31, 2006 amounted to UA 114.56 million (2005: UA 111.86 million), representing 71.39 percent (2005: 68.76 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises fifty percent (50%) of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF’s operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At December 31, 2006, the Bank’s pro-rata or economic share in ADF was 0.93% (2005: 1.01%) .

During the year ended December 31, 2006, as a result of the implementation of the Multilateral Debt Relief Initiative described in note T-2, the net asset value of ADF declined. Consequently, the Bank recorded an impairment loss of UA 34.75 million on its investment in the Fund.

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank’s objective in such equity investments is to promote the economic development of its regional member countries and in particular the development of their private sectors. The Bank’s equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Although the Bank is allowed to take equity positions of up to twenty five percent (25%) the Bank currently holds less than 20% of the total equity capital of each institution in which it participates. The Bank therefore does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors’ Resolution B/BG/2001/09 of May 29, 2001, total equity investment by the Bank shall not at any time exceed ten percent (10%) of the aggregate amount of the Bank’s paid-up capital and reserves and surplus included in its ordinary capital resources.

Equity investments for which fair value cannot be reliably measured are reported at cost less provision for losses for estimated permanent and lasting decline in value. The investments for which fair value cannot be reliably measured typically relate to sub-regional and national development institutions. Investments in these institutions are made with a long-term development objective, including capacity building. The shares of such institutions are not listed and also not available for sale to the general public. Only member states or institutions owned by member states are allowed to subscribe to the shares of these institutions. Provisions for losses on impaired equity investments are included in the income statement.

The Bank’s equity interests in the ADF and in other regional or sub-regional development institutions are summarized below:

(Amounts in UA thousands)

				Carrying Value
	Year	%	Callable
Institutions	Established	Shareholding	Capital	2006	2005

African Development Fund	1972	0.93	-	111,741	111,741
Accumulated share of net profit/(loss) & (impairment) on January 1				(14,377)	(14,575)
Share of profit for the year				379	198
Impairment for the year				(34,745)	-
				62,998	97,364
Regional Development Banks (Carried at Cost)
BDEAC	1975	3.68	2,402	1,601	1,510
East African Development Bank	1967	11.30	-	5,000	5,000
PTA Bank	1985	5.76	9,040	5,000	5,000
Afreximbank	1993	6.70	9,971	6,647	6,997
BOAD	1973	0.31	2,002	667	629
BDEGL	1980		-	1,946	1,946
			23,415	20,861	21,082
Other Development Institutions (Carried at Cost)
K-REP Bank Limited	1997	15.14	-	718	714
Zimbabwe Development Bank	1984	-	-	9	-
Africa - Re	1977	8.00	-	5,790	6,095
Shelter Afrique	1982		-	3,323	3,498
National Development Bank of Sierra Leone *			-	-	-
			-	9,840	10,307
Investment Funds (Carried at Fair value)**
AIG Africa Infrastructure Fund	1999	12.27	3,616	14,405	32,235
South Africa Infrastructure Fund	1996	14.03	-	7,049	9,955
Acacia Fund Limited	1996	10.40	-	808	720
Zambia Venture Capital Fund	1996	16.11	-	592	399
Indian Ocean Regional Fund Limited	1999	16.83	-	92	131
EMP Africa Fund II LLC	2005	13.06	27,257	5,979	-
			30,873	28,925	43,440
Total			54,288	122,624	172,193
Less: Accumulated provision for impairment			-	(3,505)	(3,496)
Net			54,288	119,119	168,697

*	Amounts fully disbursed, but the value is less than UA 100, at the applicable exchange rates.

**	The cost of equity investments carried at fair value at December 31, 2006 amounted to UA 29.37 million (2005: UA 35.14 million).

An analysis of the movement in accumulated provision for impairment on equity participations other than ADF was as follows:

(UA thousands)	2006	2005
Balance at January 1	3,496	4,247
Provision for the year	-	(750)
Translation effects	9	(1)
Balance at December 31	3,505	3,496

NOTE I – PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS

(UA thousands)
						Intangible
		Property and Equipment				Assets	Grand Total
							Property,
		Building and	Furniture,	Equipment	Total		Equipment
		Improve-	Fixtures &	& Motor	Property &	Computer	& Intangible
2005	Land	ments	Fittings	Vehicles	Equipment	Software	Assets
Cost:
Balance at January 1	141	22,752	6,197	33,683	62,773	15,049	77,822
Additions during the year	-	-	1,153	3,751	4,904	1,233	6,137
Disposals during the year	-	-	(13)	(497)	(510)	-	(510)
Transfers	-	-	-	(234)	(234)	234	-
Balance at December 31	141	22,752	7,337	36,703	66,933	16,516	83,449

Accumulated Depreciation:
Balance at January 1	-	21,080	3,809	23,321	48,210	12,007	60,217
Depreciation during the year	-	102	882	3,464	4,448	2,653	7,101
Disposals during the year	-	-	(13)	(206)	(219)	-	(219)
Balance at December 31	-	21,182	4,678	26,579	52,439	14,660	67,099
Net Book Values:
December 31, 2005	141	1,570	2,659	10,124	14,494	1,856	16,350

(UA thousands)
						Intangible
		Property and Equipment				Assets	Grand Total
							Property,
		Building and	Furniture,	Equipment	Total		Equipment
		Improve-	Fixtures &	& Motor	Property &	Computer	& Intangible
2006	Land	ments	Fittings	Vehicles	Equipment	Software	Assets
Cost:
Balance at January 1	141	22,752	7,337	36,703	66,933	16,516	83,449
Additions during the year	-	27	656	1,990	2,673	1,465	4,138
Disposals during the year	-	-	(737)	(118)	(855)	-	(855)
Transfers	-	-	-	-	-	-	-
Balance at December 31	141	22,779	7,256	38,575	68,751	17,981	86,732

Accumulated Depreciation:
Balance at January 1	-	21,182	4,678	26,579	52,439	14,660	67,099
Depreciation during the year	-	101	982	3,830	4,913	1,319	6,232
Disposals during the year	-	-	(733)	(107)	(840)	-	(840)
Balance at December 31	-	21,283	4,927	30,302	56,512	15,979	72,491
Net Book Values:
December 31, 2006	141	1,496	2,329	8,273	12,239	2,002	14,241

Under the Headquarters’ Agreement with the host country, the Bank’s owned buildings in the host country are intended to be used for the purposes of the business of the Bank Group only. The rights on the lands and buildings therefore cannot be transferred to a third party. If the Bank elected to give up the use of the lands and buildings, the properties would have to be surrendered to the host country.

NOTE J – BORROWINGS

It is the Bank’s policy to limit senior borrowing and guarantees chargeable to the Bank’s ordinary capital resources to 80 percent of the callable capital of its non-borrowing members and also to limit the total borrowing represented by both senior and subordinated debt to 80 percent of the total callable capital of all its member countries. At December 31, 2006, total borrowings amounted to UA 5,870.47 million (2005: UA 5,940.40 million) comprising senior debt and subordinated debt amounting to UA 5,178.74 million (2005: UA 5,210.66 million) and UA 691.73 million (2005: UA 729.74 million), respectively. As of the same date, the ratio of senior debt to the non-borrowing members’ callable capital of UA 8,533.51 million (2005: UA 8,523.93 million) was 60.69 percent (2005: 61.13 percent). Also at December 31, 2006, the ratio of total outstanding borrowings to the total callable capital of UA 19,436.76 million (2005: UA 19,367.00 million) was 30.20 percent (2005: 30.67 percent). At December 31, 2006, borrowings with embedded callable options amounted to UA 381.05 million (2005: UA 466.60 million). The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-savings opportunities and to lower its funding costs.

The Bank has entered into currency swap agreements with major international banks by which proceeds of a borrowing are converted into a different currency and simultaneously a forward exchange agreement is executed providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

A summary of the Bank’s borrowings portfolio at December 31, 2006 and 2005 was as follows:

Borrowings and Swaps at December 31, 2006:

(Amounts in UA millions)
		Direct Borrowings				Currency Swap Agreements(a)				Interest Rate Swaps
				wgtd.	wgtd.			wgtd.		Notional	wgtd.
			Carried at	Avg.	Average	Amount		Avg.	Average	amount	Avg.	Average
		Carried at	Amortized	Cost(b)	Maturity	payable/		Cost(b)	Maturity	payable/	Cost(b)	Maturity
Currency	Rate Type	Fair Value	Cost	(%)	(Years)	(receivable)		(%)	(Years)	(receivable)	(%)	(Years)
Euro	Fixed	-	-	-	-	149.39		8.71	12.9	205.13	5.16	1.4
	Adjustable	66.59	-	3.79	0.3	2,453.29		3.48	4.6	66.73	3.13	0.3
		-	-	-	-	(182.48)		3.09	5.7	(271.86)	3.36	1.1
Sterling	Fixed	75.41	-	11.13	3.1	-		-	-	-	-	-
		-	-	-	-	-		-	-	(65.24)	11.13	3.1
	Adjustable	-	-	-	-	26.10		4.68	2.6	65.24	10.48	3.1
		-	-	-	-	(65.24)		10.48	3.1	-	-	-
Japanese	Fixed	755.65	355.69	3.23	4.7	-		-	-	223.53	4.64	1.3
Yen		-	-	-	-	(289.47)		2.69	6.5	(718.41)	2.29	2.3
	Adjustable	601.10	18.44	4.08	6.5	86.55		0.35	0.8	780.44	0.38	2.6
		-	-	-	-	(1,021.49)		2.49	4.6	(285.56)	1.16	2.3
US Dollars	Fixed	2,226.72	604.89	4.77	7.7	-		-	-	-	-	-
		-	-	-	-	(299.12)		7.57	11.9	(2,135.40)	3.58	3.7
	Adjustable	39.67	6.65	5.21	0.3	1,254.24		5.23	4.1	2,069.99	5.45	3.4
		-	-	-	-	(1,273.79)		5.32	2.8	(46.53)	6.61	0.2
Others	Fixed	1,058.51	66.71	3.77	4.6	8.38		3.67	3.4	-	-	-
		-	-	-	-	(1,007.44)		3.80	5.2	(249.25)	3.47	2.0
	Adjustable	-	-	-	-	194.13		8.08	6.2	249.25	3.87	2.0
Total	Fixed	4,116.29	1,027.29	4.31	5.5	157.77		8.44	12.3	428.66	4.89	1.4
		-	-	-	-	(1,596.03)		4.31	6.7	(3,168.30)	3.43	3.2
	Adjustable	707.36	25.09	4.13	5.5	4,014.31		4.19	4.4	3,231.65	4.16	3.0
		-	-	-	-	(2,543.00)		4.16	3.7	(603.95)	2.57	1.6
Principal at face value		4,823.65	1,052.38	4.29	5.5	33.05		-	-	(111.94)	-	-
Net unamortized
premium/(discount)
		-	(5.56)	-	-	175.82		-	-	111.10	-	-
		4,823.65	1,046.82	4.29	5.5	208.87		-	-	(0.84)	-	-
Fair valuation adjustment
		-	-	-	-	(12.96	)(c)	-	-	7.46 (c)	-	-
Total		4,823.65	1,046.82	4.29	5.5	195.91		-	-	6.62	-	-

Supplementary disclosure (direct borrowings):

The notional amount of borrowings at December 31, 2006 was UA 6,088.55 million and the estimated fair value was UA 6,058.45 million.

a.	Currency swap agreements include cross-currency interest rate swaps.

b.	The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at December 31, 2006.

c.	These amounts are included in derivative assets and liabilities on the balance sheet.

Slight differences may occur in totals due to rounding.

Borrowings and Swaps at December 31, 2005:

(Amounts in UA millions)
			Direct Borrowings			Currency Swap Agreements(a)			Interest Rate Swaps
			Carried at wgtd.		wgtd.		wgtd.		Notional	wgtd.
			Amortized Avg.		Average	Amount	Avg.	Average	amount	Avg.	Average
		Carried at	Cost Cost(b)		Maturity	payable	Cost(b)	Maturity	payable	Cost(b)	Maturity
Currency	Rate Type	Fair Value		(%)	(Years)	(receivable)	(%)	(Years)	(receivable)	(%)	(Years)
Euro	Fixed	-	251.66	6.50	0.7	140.85	8.71	13.7	193.41	5.16	2.4
		-	-	-	-	-	-	-	(251.66)	6.50	0.7
	Adjustable	62.68	-	3.07	1.3	1,789.05	2.03	6.5	314.58	3.29	0.9
		-	-	-	-	(172.04)	1.66	6.6	(256.32)	2.21	2.1
Sterling	Fixed	78.41	-	11.13	4.0	-	-	-	-	-	-
		-	-	-	-	-	-	-	(60.24)	11.13	4.0
	Adjustable	-	-	-	-	-	-	-	60.24	10.45	4.0
		-	-	-	-	(60.24)	6.90	4.0	-	-	-
Japanese	Fixed	811.04	377.50	3.21	5.3	-	-	-	237.23	4.64	2.3
Yen		-	-	-	-	(301.29)	2.55	7.3	(762.46)	2.20	3.3
	Adjustable	695.39	33.21	3.78	6.6	91.86	(0.10)	1.2	828.29	(0.05)	3.5
		-	-	-	-	(1,166.56)	2.33	5.2	(303.07)	0.05	3.3
US Dollars	Fixed	1,986.16	636.69	4.47	7.3	-	-	-	-	-	-
		-	-	-	-	(314.85)	7.57	12.7	(1,902.02)	3.33	4.9
	Adjustable	41.62	-	4.83	0.7	1,178.05	2.45	5.6	1,806.87	3.18	4.6
		-	-	-	-	(745.37)	2.85	4.7	(41.98)	4.83	0.7
Others	Fixed	929.40	42.02	2.16	6.7	12.34	3.76	6.1	-	-	-
		-	-	-	-	(912.16)	1.73	7.6	(259.26)	0.26	3.5
	Adjustable	-	-	-	-	238.19	7.11	7.1	259.26	2.10	3.1
Total	Fixed	3,805.01	1,307.87	3.77	6.6	153.19	8.31	13.1	430.64	4.87	2.3
		-	-	-	-	(1,528.30)	3.09	8.6	(3,235.64)	3.21	4.1
	Adjustable	799.69	33.21	3.78	5.9	3,297.15	2.49	6.1	3,269.24	2.42	3.8
		-	-	-	-	(2,144.21)	2.59	5.1	(601.37)	1.30	2.6
Principal at face value		4,604.70	1,341.08	3.78	6.5	(222.17)	-	-	(137.13)	-	-
Net unamortized
premium/(discount)
		-	(5.38)	-	-	227.61	-	-	106.64	-	-
		4,604.70	1,335.70	3.78	6.5	5.44	-		(30.49)	-	-
Fair valuation adjustment
		-	-	-	-	9.67 (c)	-	-	39.95 (c)	-	-
Total		4,604.70	1,335.70	3.78	6.5	15.11	-	-	9.46	-	-

Supplementary disclosure (direct borrowings):

The notional amount of borrowings at December 31, 2005 was UA 6,232.12 million and the estimated fair value was UA 6,185.16 million.

a.	Currency swap agreements include cross-currency interest rate swaps.

b.	The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at December 31, 2005.

c.	These amounts are included in derivative assets and liabilities on the balance sheet.

Slight differences may occur in totals due to rounding.

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at December 31, 2006 was as follows:

i) Borrowings carried at fair value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	207.34	300.41	507.75
More than one year but less than two years	1,050.54	4.90	1,055.44
More than two years but less than three years	929.55	1.42	930.97
More than three years but less than four years	883.88	-	883.88
More than four years but less than five years	166.73	-	166.73
More than five years	1,278.88	-	1,278.88
Total	4,516.92	306.73	4,823.65

ii) Borrowings carried at amortized cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	115.93	74.32	190.25
More than one year but less than two years	29.82	-	29.82
More than two years but less than three years	-	-	-
More than three years but less than four years	-	-	-
More than four years but less than five years	-	-	-
More than five years	832.31	-	832.31
Sub-total	978.06	74.32	1,052.38
Net unamortized premium and discount	(5.56)	-	(5.56)
Total	972.50	74.32	1,046.82

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at December 31, 2005 was as follows:

i) Borrowings carried at fair value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	-	356.22	356.22
More than one year but less than two years	216.17	12.93	229.10
More than two years but less than three years	1,079.02	4.93	1,083.95
More than three years but less than four years	420.13	-	420.13
More than four years but less than five years	956.78	-	956.78
More than five years	1,558.52	-	1,558.52
Total	4,230.62	374.08	4,604.70

ii) Borrowings carried at amortized cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	251.66	92.52	344.18
More than one year but less than two years	119.07	-	119.07
More than two years but less than three years	-	-	-
More than three years but less than four years	-	-	-
More than four years but less than five years	-	-	-
More than five years	877.83	-	877.83
Sub-total	1,248.56	92.52	1,341.08
Net unamortized premium and discount	(5.38)	-	(5.38)
Total	1,243.18	92.52	1,335.70

The fair value of borrowings carried at fair value through profit or loss at December 31, 2006 was UA 4,823.65 million (2005: UA 4,604.70 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at December 31, 2006 was UA 4,748.81 million (2005: UA 4,553.43 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per note M, there was a net gain of UA 10.67 million on borrowings and related derivatives designated at fair value through profit or loss for the year ended December 31, 2006 (2005: loss of UA 30.77 million). This included a loss of UA 33.89 million which was attributable to changes in the Bank’s credit risk during the year ended December 31, 2006 (2005: UA 10.18 million). Fair value changes attributable to changes in the Bank’s credit risk are determined by comparing the discounted cash flows for the borrowings at fair value through profit or loss using the Bank’s credit spread versus LIBOR both at the beginning and end of the relevant period.

For borrowings designated at fair value through profit or loss at December 31, 2006, the cumulative unrealized fair value losses to date were UA 74.64 million (2005: losses of UA 51.27 million).

The valuation of some borrowings and derivatives is based on valuation techniques and not market prices and the effect for 2006 amounted to a loss of UA 35.03 million (2005: loss of UA 45.70 million).

NOTE K – EQUITY

Equity is composed of capital, retained earnings and fair value gains or losses on available-for-sale equity investments. These are further detailed as follows:

Capital

Subscriptions paid in

Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, a voluntary capital increase and five general capital increases. The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on May 29, 1998 and became effective on September 30, 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion of six percent (6%) paid-up and ninety-four percent (94%) callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

The Bank’s capital as at December 31, 2006 and 2005 was as follows:

(UA thousands)	2006	2005
Capital Authorized (in shares of UA 10 000 each)	21,870,000	21,870,000
Less: Unsubscribed	(75,463)	(152,330)
Subscribed Capital	21,794,537	21,717,670
Less: Callable Capital	(19,436,756)	(19,366,999)
Paid-up Capital	2,357,781	2,350,671
Shares to be issued upon payment of future installments	(51,879)	(81,609)
Add: Amounts paid in advance	328	286
Less: Amounts in arrears	2,306,230	2,269,348
Capital as at December 31	(3,168)	(5,902)
	2,303,062	2,263,446

Included in the total unsubscribed shares of UA 75.46 million at December 31, 2006, was an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia (former Yugoslavia).

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 41.93 million callable, and UA 5.99 million paid-up, shares) were held as treasury shares of the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of December 31, 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state’s Official Development Assistance its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank has since accepted the offer.

Subscriptions by member countries and their voting power at December 31, 2006 were as follows: (Amounts in UA thousands)

			% of				% of Total
		Total	Total	Amount	Callable	Number	Voting
	MEMBER STATES	Shares	Shares	Paid	Capital	of Votes	Power

1	ALGERIA	83,055	3.820	92,960	737,600	83,680	3.782
2	ANGOLA	25,371	1.167	28,500	225,212	25,996	1.175
3	BENIN	4,245	0.195	4,817	37,633	4,870	0.220
4	BOTSWANA	46,571	2.142	52,306	413,405	47,196	2.133
5	BURKINA FASO	9,502	0.437	10,163	84,231	9,419	0.426
6	BURUNDI	5,173	0.238	6,465	45,256	5,798	0.262
7	CAMEROON	22,588	1.039	25,526	200,371	23,213	1.049
8	CAPE VERDE	1,672	0.077	2,090	14,630	2,297	0.104
9	CENTRAL AFRICAN REPUBLIC	973	0.045	1,217	8,512	1,598	0.072
10	CHAD	1,641	0.075	2,052	14,360	2,266	0.102
11	COMOROS	481	0.022	566	4,250	1,083	0.049
12	CONGO	9,861	0.454	11,450	87,170	10,485	0.474
13	COTE D’IVOIRE	81,008	3.726	101,260	708,820	81,633	3.689
14	DEMOCRATIC REPUBLIC OF CONGO	22,740	1.046	28,426	198,975	23,365	1.056
15	DJIBOUTI	1,213	0.056	1,517	10,618	1,838	0.083
16	EGYPT	111,680	5.136	125,436	991,370	112,305	5.075
17	EQUATORIAL GUINEA	3,463	0.159	3,930	30,713	3,816	0.172
18	ERITREA	2,289	0.105	2,506	20,028	2,628	0.119
19	ETHIOPIA	34,731	1.597	39,009	308,310	35,356	1.598
20	GABON	27,229	1.252	32,684	238,255	26,765	1.210
21	GAMBIA	3,395	0.156	3,828	30,130	3,915	0.177
22	GHANA	49,488	2.276	53,151	441,752	50,113	2.265
23	GUINEA	9,063	0.417	10,525	80,106	9,480	0.428
24	GUINEA BISSAU	600	0.028	750	5,250	1,225	0.055
25	KENYA	31,664	1.456	35,569	281,080	32,289	1.459
26	LESOTHO	3,319	0.153	3,729	29,470	3,944	0.178
27	LIBERIA	4,230	0.195	5,287	37,017	4,855	0.219
28	LIBYA	79,756	3.668	89,583	707,978	80,381	3.633
29	MADAGASCAR	14,143	0.650	15,883	125,550	14,768	0.667
30	MALAWI	6,472	0.298	8,090	56,630	7,097	0.321
31	MALI	9,523	0.438	10,807	84,411	10,147	0.459
32	MAURITANIA	3,872	0.178	4,015	33,884	3,838	0.173
33	MAURITIUS	14,075	0.647	15,813	124,940	14,700	0.664
34	MOROCCO	72,268	3.324	82,020	640,660	72,893	3.294
35	MOZAMBIQUE	13,747	0.632	15,454	122,038	14,372	0.650
36	NAMIBIA	7,387	0.340	8,301	65,570	8,012	0.362
37	NIGER	5,526	0.254	6,908	48,353	6,151	0.278
38	NIGERIA	197,236	9.071	218,280	1,754,094	193,268	8.734
39	RWANDA	2,965	0.136	3,333	26,310	3,590	0.162
40	SAO TOME & PRINCIPE	1,489	0.068	1,864	13,024	2,114	0.096
41	SENEGAL	22,810	1.049	25,317	202,793	22,969	1.038
42	SEYCHELLES	1,224	0.056	1,501	10,739	1,849	0.084
43	SIERRA LEONE	5,298	0.244	6,624	46,361	5,923	0.268
44	SOMALIA	1,941	0.089	2,427	16,986	2,566	0.116
45	SOUTH AFRICA	97,225	4.472	73,860	898,410	97,850	4.422
46	SUDAN	8,830	0.406	11,036	77,257	9,455	0.427
47	SWAZILAND	7,241	0.333	8,134	64,280	7,866	0.355
48	TANZANIA	18,248	0.839	20,685	161,805	18,874	0.853
49	TOGO	3,452	0.158	4,314	30,201	4,077	0.184
50	TUNISIA	30,451	1.401	34,205	270,310	31,076	1.404
51	UGANDA	11,206	0.515	13,199	98,863	11,623	0.525
52	ZAMBIA	26,952	1.240	30,966	238,553	27,578	1.246
53	ZIMBABWE	46,013	2.116	53,423	406,704	45,586	2.060

Total Regionals		1,306,593	60.093	1,451,758	11,611,224	1,330,051	60.109

Slight differences may occur in totals due to rounding.

(Amounts in UA thousands)
			% of				% of Total
		Total	Total	Amount	Callable	Number	Voting
	MEMBER STATES	Shares	Shares	Paid	Capital	of Votes	Power

Total Regionals		1,306,593	60.093	1,451,758	11,611,224	1,330,051	60.109

54	ARGENTINA	5,828	0.268	5,921	52,364	6,453	0.292
55	AUSTRIA	9,679	0.445	9,441	87,350	10,304	0.466
56	BELGIUM	13,917	0.640	13,579	125,600	14,542	0.657
57	BRAZIL	9,646	0.444	9,421	87,036	10,270	0.464
58	CANADA	81,413	3.744	79,406	734,730	82,038	3.708
59	CHINA	24,230	1.114	23,633	218,670	24,855	1.123
60	DENMARK	25,168	1.158	25,200	226,480	25,793	1.166
61	FINLAND	10,627	0.489	10,640	95,630	11,252	0.509
62	FRANCE	81,648	3.755	81,750	734,730	82,273	3.718
63	GERMANY	89,631	4.122	89,740	806,570	90,256	4.079
64	INDIA	4,846	0.223	4,730	43,730	5,471	0.247
65	ITALY	52,437	2.412	51,166	473,214	53,062	2.398
66	JAPAN	119,057	5.476	116,123	1,074,450	119,682	5.409
67	KOREA	9,679	0.445	9,441	87,350	10,304	0.466
68	KUWAIT	9,707	0.446	9,720	87,350	10,332	0.467
69	NETHERLANDS	18,530	0.852	16,858	168,450	19,155	0.866
70	NORWAY	25,168	1.158	25,200	226,480	25,793	1.166
71	PORTUGAL	5,182	0.238	4,851	46,980	5,807	0.262
72	SAUDI ARABIA	4,199	0.193	4,099	37,900	4,824	0.218
73	SPAIN	22,998	1.058	21,510	208,470	23,623	1.068
74	SWEDEN	33,495	1.541	32,666	302,290	34,120	1.542
75	SWITZERLAND	31,790	1.462	31,005	286,900	32,415	1.465
76	UNITED KINGDOM	36,449	1.676	35,551	328,940	37,074	1.675
77	UNITED STATES OF AMERICA	142,352	6.547	139,654	1,283,869	142,977	6.462

Total Non-Regionals		867,676	39.907	851,304	7,825,532	882,675	39.891

Grand Total		2,174,269	100.000	2,303,062	19,436,756	2,212,726	100.000

Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, payments by regional and non-regional members in U.S. dollars were fixed at an exchange rate of 1 UA = US$ 1.20635. As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At December 31, 2006 and 2005, the Cumulative Exchange Adjustment on Subscriptions was as follows:

(UA thousands)	2006	2005
Balance at January 1	151,759	147,203
Net conversion losses on new subscriptions	3,983	4,556
Balance at December 31	155,742	151,759

Retained Earnings
Retained earnings as at December 31, 2006 and 2005 were as follows:

(UA thousands)
Balance at January 1, 2005	2,652,116
Net income for the year (Restated - Note C)	77,321
Net expenses recognized directly in equity	(3,785)
Cumulative Currency Translation Adjustment balance	(467,974)
Balance at December 31, 2005	2,257,678

Net income for the current year	54,832
Net expenses recognized directly in equity	(7,165)
Balance at December 31, 2006	2,305,345

On May 17, 2006, the Board of Governors of the Bank approved the transfer of part of the income earned for the year ended December 31, 2005. Previously, Board of Governors’ approved transfers of net income were reported as a distribution from retained earnings. As discussed in Note C, with effect from 2006, Board of Governors’ approved transfers from net income are reported as expenses in the Income Statement in the year such transfers are approved. The approvals in the years ended December 31, 2006 and 2005 were as follows:

(UA thousands)	2006	2005
Post Conflict Countries - DRC	67,300	36,700
African Development Fund (ADF)	21,300	46,300
Highly Indebted Poor Countries	10,600	11,000
Special Relief Fund	15,000	5,000
Post Conflict Countries Facility	25,000	30,000
Middle Income Country Technical Assistance Fund	-	15,000
Balance at December 31	139,200	144,000

Fair value gains on available-for-sale equity investments
At December 31, 2006 and 2005, the fair value gains on available-for-sale equity investments were as follows:

(UA thousands)	2006	2005
Balance at January 1	8,710	2,467
Net (losses)/gains for the year	(8,574)	6,243
Balance at December 31	136	8,710

NOTE L – INCOME FROM LOANS AND INVESTMENTS AND RELATED DERIVATIVES

Income from loans
Income from loans for the years ended December 31, 2006 and 2005 was as follows:

(UA thousands)	2006	2005
Interest income on loans not impaired	284,769	279,009
Interest income on impaired loans	38,687	37,891
Commitment charges	3,848	5,226
Statutory commission	1,723	2,104
Total	329,027	324,230

Income from investments and related derivatives
Income from investments for the years ended December 31, 2006 and 2005 was as follows:

(UA thousands)	2006	2005
Interest income	214,989	161,762
Realized and unrealized fair value losses	(1,165)	(6,387)
Total	213,824	155,375

Total interest income from investments at amortized cost for the year ended December 31, 2006 was UA 106.22 million (2005: UA 100.82 million).

NOTE M – BORROWING EXPENSES

Interest and amortized issuance costs
Interest and amortized issuance costs on borrowings for the years ended December 31, 2006 and 2005 were as follows:

(UA thousands)	2006	2005
Interest costs	242,477	221,203
Amortization of issuance costs	2,936	(2,687)
Total	245,413	218,516

Total interest expense for financial liabilities not at fair value through profit or loss for the year ended December 31, 2006 was UA 76.38 million (2005: UA 75.86 million).

Net interest on borrowing-related derivatives

Net interest on borrowing-related derivatives for the years ended December 31, 2006 and 2005 was as follows:

(UA thousands)	2006	2005
Interest on derivatives payable	(322,500)	(207,741)
Interest on derivatives receivable	287,363	209,140
Total	(35,137)	1,399

Unrealized gain/(loss) on fair-valued borrowings and related derivatives

Unrealized gain/(loss) on fair-valued borrowings and related derivatives for the years ended December 31, 2006 and 2005 was as follows:

(UA thousands)	2006	2005
Borrowings	48,799	(90,647)
Cross currency swaps	(25,780)	84,593
Interest rate swaps	(12,347)	(24,719)
Total	10,672	(30,773)

The prior year net unrealized loss on fair-valued borrowings and related derivatives was restated due to changes in the classification between the treatment of the bonds and swap discounts and premiums respectively. These changes in classification and treatment have been made in conformity with the current year presentation and have no impact on either the total net unrealized loss on fair-valued borrowings and related derivatives, or on the disclosure on the face of the income statement.

Unrealized gain on derivatives on non-fair valued borrowings and others

Unrealized net gain on derivatives on non-fair valued borrowings and others for the years ended December 31, 2006 and 2005 was as follows:

(UA thousands)	2006	2005
Interest rate swaps on borrowings	586	658
Cross currency swaps on borrowings	6,464	2,643
Macro hedge swaps	(8,061)	(1,810)
Interest rate swaps on loans	21,697	6,331
Embedded derivatives on borrowings	381	(603)
Total	21,067	7,219

NOTE N – ADMINISTRATIVE EXPENSES

Total administrative expenses relate to expenses incurred on behalf of the ADF, the NTF and for the operations of the Bank itself. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet sizes for non-operational expenses. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF’s gross income.

Administrative expenses comprised the following:

(UA thousands)	2006	2005
Personnel expenses	123,234	124,517
Other general expenses	31,106	31,174
Total	154,340	155,691

Reimbursable by ADF	(114,561)	(111,859)
Reimbursable by NTF	(2,920)	(2,157)
Net	36,859	41,675

Included in general administrative expenses is an amount of UA 3.91 million (2005: UA 3.87 million) incurred under operating lease agreements for offices in Tunisia and in certain other regional member countries.

At the balance sheet date, the Bank had outstanding commitments under operating leases, which fall due as follows:

(UA thousands)	2006	2005
Within one year	3,941	3,419
In the second to fifth years inclusive	2,285	4,528
Total	6,226	7,947

Leases are generally negotiated for an average term of one (1) to three (3) years and rentals are fixed for an average of one (1) year. Leases may be extended for periods that are no longer than the original term of the leases.

NOTE O – EMPLOYEE BENEFITS

Staff Retirement Plan

The Staff Retirement Plan (SRP), a defined benefit plan established under Board of Governors’ Resolution 05-89 of May 30, 1989, became effective on December 31, 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank’s employment policies, is eligible to participate in the SRP, upon completion of 6 months service without interruption of more than 30 days.

The SRP is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees. In November 2004, the Board of Directors of the Bank approved certain revisions to the SRP, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank’s residual responsibility and rights as the SRP sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. The past service cost associated with these changes amounted to UA 1.64 million and has been recorded in 2004. Most participants have switched to the revised SRP. Staff joining the Bank after January 1, 2005 can benefit only from the revised SRP. Under the revised SRP, employees contribute at a rate of 9 percent of regular salary. A tax factor included in the basis for the determination of contribution in the previous SRP has been eliminated. The Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

All contributions to the SRP are irrevocable and are held by the Bank separately in a retirement fund to be used in accordance with the provisions of the SRP. Neither the contributions nor any income thereon shall be used for or diverted to purposes other than the exclusive benefit of active and retired participants or their beneficiaries or estates, or to the satisfaction of the SRP’s liabilities. At December 31, 2006, virtually all of the SRP’s investments were under external management and these were invested in indexed funds, with the following objectives: a) Equity portfolio – to track as closely as possible, the returns of the Morgan Stanley Capital International World Index as well as hedging the currency exposure of the SRP’s anticipated future liabilities; b) Bond portfolio – to track as closely as possible, the returns of the Citigroup World Government Bond Index as well as hedge the currency exposure of the SRP’s anticipated future liabilities.

Medical Benefit Plan

The Medical Benefit Plan (MBP) was created under the Board of Directors’ resolution B/BD/2002/17 and F/BD/2002/18 of July 17, 2002 and became effective on January 1, 2003. Under the MBP, staff members or retirees contribute a percentage of their salary or pension while the Bank also contributes twice the total staff contribution towards the financing of the MBP. Contribution rates by staff members and retirees, which are based on marital status and number of eligible children, range between 0.70 percent to a maximum of 3.10 percent of salary or pension. An MBP board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the MBP. The contributions from the Bank, staff and retirees are deposited in a trust account.

In accordance with IAS 19, and based on actuarial valuations, the pension and medical benefit expenses for 2006 and 2005 for the Bank, the ADF and the NTF combined (the Bank Group) comprised the following:

	SRP		MBP

(UA millions)	2006	2005	2006	2005
Current service cost – gross	16.56	15.42	3.87	3.87
Less: employee contributions	(5.05)	(4.77)	(0.97)	(0.95)
Net current service cost	11.51	10.65	2.90	2.92
Interest cost	9.39	8.78	2.07	1.82
Expected return on plan assets	(10.44)	(8.87)	(0.27)	(0.19)
Expense for the year	10.46	10.56	4.70	4.55

At December 31, 2006, the Bank group’s liability to the SRP and MBP amounted to UA 34.40 million and UA 35.86 million respectively (2005: UA 33.81 million and UA 39.32 million respectively). At December 31, 2006 and 2005 the determination of these liabilities, which are included in “Other accounts payable” on the Balance Sheet is set out below:

	SRP		MBP

(UA millions)	2006	2005	2006	2005
Fair value of plan assets:
Market value of plan assets at beginning of year	166.76	140.89	4.76	3.07
Actual return on assets	10.92	11.84	0.26	(0.07)
Employer’s contribution	23.14	14.91	1.99	1.89
Plan participants’ contribution	5.05	4.77	0.99	0.95
Benefits paid	(6.39)	(5.65)	(1.00)	(1.08)
Market value of plan assets at end of year Present	199.48	166.76	7.00	4.76
value of defined benefit obligation: Benefit
obligation at beginning of year
Current service cost	200.57	177.83	44.08	37.17
Employee contributions	11.51	10.64	2.90	2.92
Interest cost	5.05	4.77	0.99	0.95
Actuarial loss/(gain)	9.39	8.78	2.07	1.82
Benefits paid	13.75	4.20	(6.18)	2.30
Benefit obligation at end of year	(6.39)	(5.65)	(1.00)	(1.08)
	233.88	200.57	42.86	44.08
Funded status:
Liability recognized on the balance sheet at December 31,
representing excess of benefit over plan asset
	(34.40)	(33.81)	(35.86)	(39.32)

There were no unrecognized past service costs at December 31, 2006 and 2005. The cumulative amounts of actuarial gains and losses recognized in the statement of recognized income and expenses up to December 31, 2006 for the SRP and MBP were a net loss of UA 14.50 million and a net gain of UA 3.55 million respectively (2005: SRP – UA 1.23 million; MBP – UA 2.55 million).

The following summarizes the funding status of the SRP at the end of the last five fiscal years:

(UA millions)	2006	2005	2004	2003	2002
Staff Retirement Plan
Fair value of plan assets	199.48	166.76	140.89	119.81	99.51
Present value of defined benefit obligation	(233.88)	(200.57)	(177.83)	(156.74)	(145.76)
Plan deficit	(34.40)	(33.81)	(36.94)	(36.93)	(46.25)

Experience adjustments on plan assets	3.45	2.97	1.56	(1.26)	16.15
Experience adjustments on plan liabilities	(17.95)	(4.20)	(1.53)	(5.37)	(4.15)
Net experience adjustment	(14.50)	(1.23)	0.03	(6.63)	12.00

The funding status of the MBP at the end of 2006, 2005 and 2004 was as follows:

(UA millions)	2006	2005	2004
Medical Benefit Plan
Fair value of plan assets	7.00	4.76	3.07
Present value of defined benefit obligation	(42.86)	(44.08)	(37.17)
Plan deficit	(35.86)	(39.32)	(34.10)

Experience adjustments on plan assets	(0.01)	(2.55)	(0.06)
Experience adjustments on plan liabilities	3.56	-	-
Net experience adjustment	3.55	(2.55)	(0.06)

Assumptions used in the latest available actuarial valuations at December 31, 2006 and 2005 were as follows:

	SRP		MBP

(percentages)	2006	2005	2006	2005
Discount rate	5.00	4.75	5.00	4.75
Expected return on plan assets	6.00	6.00	5.00	4.75
Rate of salary increase Future	4.00	3.00	4.00	3.00
pension increase Health care	2.50	2.25
cost growth rate
- at end of fiscal year			8.00	9.00
- ultimate health care cost growth rate			5.00	5.00
Year ultimate health cost growth rate reached			2009	2009

The expected return on plan assets is an average of the expected long-term (10 years or more) returns for debt securities and equity securities, weighted by the portfolio allocation. Asset class returns are developed based on historical returns as well as forward-looking expectations. Equity return expectations are generally based upon the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond return expectations are based upon the sum of expected inflation, real bond yield, and risk premium. The discount rate used in determining the benefit obligation is selected by reference to the long-term year-end rates on AAA corporate bonds.

For measurement purposes, the annual growth rate in the per capita cost of covered health care benefits is assumed to decrease ratably between the current period and 2009, with the growth rate assumed to remain at that level thereafter.

No plan assets are invested in any of the Bank’s own financial instruments, nor any property occupied by, or other assets used by the Bank.

The following table presents the weighted-average asset allocation at December 31, 2006 and 2005 for the SRP:

(UA thousands)	2006	2005
Debt securities	79,794	100,058
Equity securities	99,742	66,705
Others	19,948	-
Total	199,484	166,763

At December 31, 2006 and 2005, all of the assets of the MBP were invested primarily in time deposits.

he Bank’s estimate of contributions it expects to make to the SRP and the MBP for the year ended December 31, 2007, are UA 24.20 million and UA 3.01 million respectively.

The health care cost growth rate can significantly affect the reported post-retirement benefit income or costs and benefit obligations for the MBP. The following table shows the effects of a one-percentage-point change in the assumed health care cost growth rate:

	1% Increase		1% Decrease

(UA millions)	2006	2005	2006	2005
Effect on total service and interest cost	1.065	1.014	(0.900)	(0.859)
Effect on post-retirement benefit obligation	10.242	10.442	(8.271)	(8.475)

NOTE P – RISK MANAGEMENT

In the normal course of its development banking business, the Bank may be exposed to the following types of financial risks:

Country Credit Risk: Country credit risk includes potential losses arising from a country’s inability or unwillingness to service its obligations to the Bank. The Bank manages country credit risk through financial policies and lending strategies, including individual country exposure limits and overall creditworthiness assessments. These include the assessment of the country’s macroeconomic performance as well as its socio-political conditions and future growth prospects.

The individual country’s exposure to the Bank on outstanding loans as at December 31, 2006 was as follows: (Amounts in UA thousands)

						% of Total
	No of		Unsigned Loans		Outstanding	Outstanding
Country	Loans*	Total Loans*	Amount	Undisbursed Balance	Balance	Loans
Angola	3	1,387	-	-	1,387	0.03
Botswana	7	17,567	-	-	17,567	0.33
Cameroon	6	75,954	-	17,604	58,350	1.10
Central Africa Republic	1	2,391	-	-	2,391	0.05
Comoros**	1	6,026	-	-	6,026	0.11
Congo	4	47,006	-	-	47,006	0.89
Côte D'Ivoire**	15	358,574	7	2,543	356,024	6.73
Democratic Republic of
Congo	10	708,551	-	-	708,551	13.39
Egypt	11	852,903	-	677,230	175,673	3.32
Ethiopia	7	38,250	-	-	38,250	0.72
Gabon	17	230,361	-	39,192	191,170	3.61
Ghana	5	16,108	7	-	16,101	0.30
Guinea	5	17,853	-	-	17,853	0.34
Kenya	4	14,075	-	-	14,075	0.27
Lesotho	1	1,253	-	-	1,253	0.02
Liberia**	19	39,245	47	-	39,199	0.74
Malawi	1	6,433	-	-	6,433	0.12
Mauritania	3	32,149	275	-	31,874	0.60
Mauritius	6	24,799	-	19,643	5,156	0.10
Morocco	21	1,707,094	-	612,343	1,094,751	20.69
Namibia	8	111,265	-	45,299	65,966	1.25
Nigeria	13	296,939	-	7,213	289,726	5.48
Senegal	3	36,879	513	-	36,366	0.69
Seychelles	5	5,315	-	-	5,315	0.10
Somalia**	3	3,673	-	-	3,673	0.07
South Africa	4	190,831	-	-	190,831	3.61
Sudan**	5	51,772	-	-	51,772	0.98
Swaziland	10	100,505	-	16,996	83,509	1.58
Tanzania	1	3,689	-	-	3,689	0.07
Tunisia	40	1,644,628	-	497,644	1,146,984	21.68
Uganda	1	1,644	-	-	1,644	0.03
Zambia	7	17,415	-	-	17,415	0.33
Zimbabwe**	12	195,138	-	-	195,138	3.69
Multinational	5	64,923	32	11,271	53,619	1.01
Total Public Sector	264	6,922,592	881	1,946,977	4,974,735	94.02
Total Private Sector	31	628,955	229,626	83,114	316,216	5.98
Total	295	7,551,547	230,506	2,030,091	5,290,951	100.00

*Excludes fully repaid loans and cancelled loans ** Country in arrears as at December 31, 2006. Slight differences may occur in totals due to rounding

At December 31, 2006, the Bank had UA 2,030.09 million of loans which were committed but not yet disbursed (2005: 1,857.00 million). The lending margin on these undisbursed loans has been fixed pursuant to signed loan agreements.

The distribution of outstanding loans at December 31, 2006 and 2005 by sector was as follows:

	2006		2005
(Amounts in UA millions)	Amount	%	Amount	%
Multi-Sector	1,518.24	28.70	1,641.50	29.78
Finance	1,178.45	22.27	1,181.19	21.43
Transport	861.62	16.29	792.32	14.37
Agriculture & Rural Development	395.17	7.47	441.34	8.01
Water Supply and Sanitation	330.88	6.25	334.05	6.05
Power	319.50	6.04	402.27	7.30
Industry, Mining and Quarrying	311.32	5.88	361.11	6.55
Social	190.16	3.59	196.53	3.57
Communications	185.56	3.51	162.09	2.94
Urban Development	0.05	-	0.04	-
Total	5,290.95	100.00	5,512.44	100.00

Commercial Credit Risk: In the ordinary course of business, the Bank uses a variety of financial instruments, some of which involve elements of commercial credit risk. Commercial credit risk exposure represents the maximum potential accounting loss due to possible non-performance by counterparties under the terms of the contracts. Additionally, the nature of certain instruments involves contract value and notional principal amounts that are not reflected in the basic financial statements.

For investments in securities, the Bank limits trading to a list of authorized dealers and counterparties with the highest credit ratings. Credit risk is controlled through application of eligibility criteria and limits for transactions with individual counterparties, based on their credit rating and size, subject to a maximum of 10 percent of the Bank’s total risk capital for any single counterparty. For swap transactions, the Bank has a potential risk of loss if the swap counterparty fails to perform its obligations. In order to reduce such credit risk, the Bank only enters into long-term swap transactions with counterparties eligible under the Bank’s Asset and Liability Management Guidelines, which include a requirement that the counterparties have a minimum credit rating of AA-/Aa3. The Bank does not anticipate that any of its counterparties will fail to perform their obligations under such agreements.

The Bank may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure. At December 31, 2006, the fair value of such collateral held by the Bank was UA 5.61 million.

Currency Rate Risk: In order to minimize exchange rate risks the Bank matches, to the extent practicable, its borrowing obligations in any one currency (after swap activities) with assets in the same currency. To avoid currency mismatches, borrowers are required to service their loans in the currencies disbursed by the Bank. Because a large portion of the Bank’s funding comes from equity resources, which are denominated in UA, the Bank’s policy is to minimize the potential fluctuation of its net worth measured in UA by matching, to the extent possible, the currency composition of its net assets with the proportions of the four currencies (US dollar, Euro, Japanese yen and British pound) whose values affect the value of the UA.

Net currency position at December 31, 2006 and 2005 was as follows:

Net currency position at December 31, 2006

(UA thousands)
		United
		States	Japanese	Pound			Units of
	Euro	Dollar	Yen	Sterling	Other	Sub-total	Account	Total

Assets
Cash	13,892	55,659	58,319	1,475	(16)	129,329	-	129,329
Demand obligations	-	-	-	-	3,801	3,801	-	3,801
Investments – trading (net of repos) (a)	825,376	1,538,925	50,661	10,206	142,789	2,567,957	-	2,567,957
Investments – held-to-maturity	707,189	1,159,385	216,105	558,796	-	2,641,475	-	2,641,475
Non-negotiable instruments on account of capital	990	15,607	-	-	-	16,597	3,786	20,383
Accounts receivable	135,660	214,359	73,400	123,386	41,849	588,654	12,318	600,972
Loans	2,453,622	1,628,117	610,555	2,994	381,483	5,076,771	-	5,076,771
Equity participations	2,269	37,637	-	-	7,766	47,672	71,447	119,119
Other assets	1,448	186	-	474	(1,394)	714	14,240	14,954
	4,140,446	4,649,875	1,009,040	697,331	576,278	11,072,970	101,791	11,174,761
Liabilities
Accounts payable	(152,113)	(194,261)	(43,633)	(125,056)	(51,573)	(556,636)	(82,324)	(648,960)
Borrowings	(66,730)	(2,832,915)	(1,741,848)	(65,242)	(1,089,090)	(5,795,825)	(74,644)	(5,870,469)
	(218,843)	(3,027,176)	(1,785,481)	(190,298)	(1,140,663)	(6,362,461)	(156,968)	(6,519,429)

Currency swaps on borrowings and related derivatives (b)	(2,420,203)	313,666	1,224,654	39,145	634,707	(208,031)	5,500	(202,531)

Currency position of equity as at December 31, 2006	1,501,400	1,936,365	448,213	546,178	70,322	4,502,478	(49,677)	4,452,801

% of sub-total	33.35	43.01	9.95	12.13	1.56	100.00	-	100.00

SDR composition as at December 31, 2006	35.90	42.02	10.29	11.79	-	100.00	-	100.00

(a) Investments held for trading comprise:
Investments held for trading, net of repos		2,574,053
Derivative assets		1,278
Derivative liabilities		(7,374)
Amount per statement of net currency position		2,567,957

(b) Currency swaps on borrowings comprise:
Derivative assets		272,032
Derivative liabilities		(474,563)
Net swaps on borrowings per statement of net currency position		(202,531)

Net currency position at December 31, 2005

(UA thousands)
		United
		States	Japanese	Pound			Units of
	Euro	Dollar	Yen	Sterling	Other	Sub-total	Account	Total

Assets
Cash	11,635	13,000	40,181	1,566	3,958	70,340	-	70,340
Demand obligations	-	-	-	-	3,801	3,801	-	3,801
Investments – trading (net of repos) (a)	811,346	1,443,382	-	7,085	218,532	2,480,345	-	2,480,345
Investments – held-to-maturity	534,185	923,935	236,966	505,914	-	2,201,000	-	2,201,000
Non-negotiable instruments on account of capital	1,401	18,725	-	-	-	20,126	5,771	25,897
Accounts receivable	118,369	269,013	66,092	18,486	72,721	544,681	11,699	556,380
Loans	2,164,673	1,989,951	750,359	3,226	409,612	5,317,821	8	5,317,829
Equity participations	2,139	50,075	-	-	10,668	62,882	105,815	168,697
Other assets	1,447	186	-	228	792	2,653	14,325	16,978
Liabilities	3,645,195	4,708,267	1,093,598	536,505	720,084	10,703,649	137,618	10,841,267
Accounts payable
	(129,264)	(146,022)	(32,134)	(1,207)	(99,266)	(407,893)	(90,330)	(498,223)
Borrowings and embedded derivatives	(314,366)	(2,641,645)	(1,919,909)	(60,237)	(952,975)	(5,889,132)	(51,266)	(5,940,398)
	(443,630)	(2,787,667)	(1,952,043)	(61,444)	(1,052,241)	(6,297,025)	(141,596)	(6,438,621)

Currency swaps on borrowings and related derivatives (b)	(1,757,860)	(92,667)	1,375,977	60,236	439,362	25,048	(49,619)	(24,571)

Currency position of equity as
at December 31, 2005	1,443,705	1,827,933	517,532	535,297	107,205	4,431,672	(53,597)	4,378,075

% of sub-total	32.58	41.25	11.68	12.08	2.41	100.00	-	100.00

SDR composition as at December 31, 2005	35.22	40.43	12.47	11.88	-	100.00	-	100.00

(a) Investments held for trading comprise:
Investments held for trading, net of repos		2,487,092
Derivative assets		1,060
Derivative liabilities		(7,807)
Amount per statement of net currency position		2,480,345

(b) Currency swaps on borrowings comprise:
Derivative assets		284,867
Derivative liabilities		(309,438)
Net swaps on borrowings per statement of net currency position		(24,571)

Liquidity Risk: The Bank’s liquidity policy ensures that it has the resources to meet its net disbursement and debt service obligations and allows it flexibility in deciding the appropriate time to access the capital market. As a long-term development lender, the Bank holds sufficient liquid assets to enable it continue normal operations even in the unlikely event that it is unable to obtain fresh resources from the capital markets for an extended period of time. To achieve this objective, the Bank operates on a prudential minimum level of liquidity, which is based on the projected net cash requirement for a rolling 1-year period. The prudential minimum level of liquidity is updated quarterly and includes all potential debt service payments due to early redemption of swaps and borrowings with embedded options. To enable it to take advantage of low-cost funding opportunities as they arise, the Bank’s policy permits a judicious increase of liquid resources where there is an economic benefit. The Bank maintains interest rate limits for each internally managed or externally managed active currency portfolio.

The borrowing cost pass-through formulation incorporated in the lending rates charged on the Bank’s loans has helped to limit the interest rate sensitivity of the net spread earnings on its loan portfolio. The Bank holds or lends the proceeds of its borrowings in the same currencies borrowed (after swap activities).

The table below provides an analysis of assets, liabilities and equity into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. It is presented under the most prudent consideration of maturity dates where options or repayment patterns allow for early repayment possibilities. Therefore, liabilities are classified according to the earliest possible repayment date, while assets are classified according to the latest possible repayment date. Assets and liabilities that do not have a contractual maturity date are grouped together in the “Maturity undefined” category.

Liquidity position at December 31, 2006 and 2005 was as follows:

Liquidity position at December 31, 2006

(UA thousands)
		More than	More than	More than	More than
		one year	two years	three years	four years
		but less	but less	but less	but less
	One year	than two	than three	than four	than five	More than	Maturity
	or less	years	years	years	years	five years	undefined	Total

Assets
Cash	129,329	-	-	-	-	-	-	129,329
Demand obligations	3,801	-	-	-	-	-	-	3,801
Derivative assets	21,071	48,294	15,523	13,878	5,030	169,514	-	273,310
Investments – trading (net of repos)	2,574,053	-	-	-	-	-	-	2,574,053
Investments – held-to-maturity	313,146	238,221	340,641	368,941	380,365	1,000,161	-	2,641,475
Non-negotiable instruments on account of capital	4,637	3,971	3,760	3,842	1,616	2,557	-	20,383
Accounts receivable	823,560	-	-	-	-	-	(222,588)	600,972
Loans – disbursed and outstanding	929,311	502,714	474,852	448,338	415,627	2,520,109	-	5,290,951
Accumulated impairment for loans losses	-	-	-	-	-	-	(214,180)	(214,180)
Equity participations	-	-	-	-	-	-	119,119	119,119
Other assets	-	-	-	-	-	-	14,954	14,954
Total assets Liabilities	4,798,908	793,200	834,776	834,999	802,638	3,692,341	(302,695)	11,454,167
and Equity Accounts
payable Derivative
liabilities	(648,960)	-	-	-	-	-	-	(648,960)
Borrowings and embedded derivatives	(95,947)	(88,325)	(35,317)	(61,062)	(4,632)	(196,654)	-	(481,937)
Equity	(698,010)	(1,085,259)	(930,971)	(883,875)	(166,734)	(2,111,184)	5,564	(5,870,469)
	-	-	-	-	-	-	(4,452,801)	(4,452,801)
Total liabilities and equity	(1,442,917)	(1,173,584)	(966,288)	(944,937)	(171,366)	(2,307,838)	(4,447,237)	(11,454,167)

Liquidity position as at December 31, 2006	3,355,991	(380,384)	(131,512)	(109,938)	631,272	1,384,503	(4,749,932)	-

Supplementary information:

Loans in chronic arrears (more than 2 years)
included in loan balance above.	442,510	53,637	41,064	34,809	28,263	73,167	-	673,450

Liquidity position at December 31, 2005

(UA thousands)
		More than	More than	More than	More than
		one year	two years	three years	four years
		but less	but less	but less	but less
	One year	than two	than three	than four	than five	More than	Maturity
	or less	years	years	years	years	five years	undefined	Total

Assets
Cash	70,340	-	-	-	-	-	-	70,340
Demand obligations	3,801	-	-	-	-	-	-	3,801
Derivative assets	136,366	14,504	49,449	6,959	33,488	45,161	-	285,927
Investments – trading (net of repos)	2,487,092	-	-	-	-	-	-	2,487,092
Investments – held-to-maturity	222,220	223,520	228,780	307,450	355,980	830,548	32,502	2,201,000
Non-negotiable instruments on account of capital	6,615	4,428	4,090	3,918	4,004	2,842	-	25,897
Accounts receivable	754,144	-	-	-	-	-	(197,764)	556,380
Loans – disbursed and outstanding	895,040	533,510	528,750	494,360	441,950	2,618,832	-	5,512,442
Accumulated provision for loan impairment	-	-	-	-	-	-	(194,613)	(194,613)
Equity participations	-	-	-	-	-	-	168,697	168,697
Other assets	-	-	-	-	-	-	16,978	16,978
Total assets Liabilities	4,575,618	775,962	811,069	812,687	835,422	3,497,383	(174,200)	11,133,941
and Equity Accounts
payable Derivative
liabilities	(498,223)	-	-	-	-	-	-	(498,223)
Borrowings and embedded derivatives	(63,136)	(20,359)	(62,658)	(7,093)	(40,370)	(123,629)	-	(317,245)
Equity	(700,400)	(348,170)	(1,083,950)	(420,130)	(956,780)	(2,436,348)	5,380	(5,940,398)
	-	-	-	-	-	-	(4,378,075)	(4,378,075)
Total liabilities and equity	(1,261,759)	(368,529)	(1,146,608)	(427,223)	(997,150)	(2,559,977)	(4,372,695)	(11,133,941)

Liquidity position as at December 31, 2005	3,313,859	407,433	(335,539)	385,464	(161,728)	937,406	(4,546,895)	-

Supplementary information:

Loans in chronic arrears (more than 2 years)
included in loan balance above.*	435,960	67,385	55,374	42,577	36,018	54,690	-	692,004

* The 2005 figures have been restated to include the private sector loans in chronic arrears.

Interest Rate Risk: Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The extent of exposure to interest rate risk is largely determined by the length of time for which the rate of interest is fixed for a financial instrument. The Bank’s principal interest rate risk management objective is to generate a stable overall net interest margin by matching the interest rate characteristic and repricing profile of the assets with those of the underlying borrowings and equity sources, respectively. The table below provides information on the extent of the Bank’s interest rate exposure based either on the contractual maturity date of its financial instruments or, in the case of instruments that reprice to a market rate of interest before maturity, the next repricing date. Securities that comprise the Bank’s trading portfolio are assumed to reprice within the “one year or less” category.

Interest rate risk position as at December 31, 2006 and 2005 was as follows:

Interest rate risk position as at December 31, 2006

(UA thousands)
		More than	More than	More than	More than
		one year	two years	three years	four years		Non
		but less	but less	but less	but less		interest
	One year	than two	than three	than four	than five	More than	bearing
	or less	years	years	years	years	five years	funds	Total

Assets
Cash	129,329	-	-	-	-	-	-	129,329
Demand obligations	3,801	-	-	-	-	-	-	3,801
Investments (a)	2,879,721	237,347	337,710	381,255	378,585	1,012,782	(17,968)	5,209,432
Non-negotiable instruments on account of capital	4,637	3,971	3,760	3,842	1,616	2,557	-	20,383
Accounts receivable	823,560	-	-	-	-	-	(222,588	600,972
Loans – disbursed and outstanding	2,271,415	286,961	239,624	211,502	200,596	2,080,853	-	5,290,951
Accumulated provision for loan impairment	-	-	-	-	-	-	(214,180)	(214,180)
Equity participations	-	-	-	-	-	-	119,119	119,119
Other assets	-	-	-	-	-	-	14,954	14,954
	6,112,463	528,279	581,094	596,599	580,797	3,096,192	(320,663)	11,174,761

Liabilities
Accounts payable	(648,960)	-	-	-	-	-	-	(648,960)
Borrowings (b)	(4,612,678)	(326,422)	(57,022)	(8,605)	(56,985)	(1,077,633)	66,345	(6,073,000)
Macro hedge swaps	(290,482)	31,242	-	-	259,240	-	-	-
	(5,552,120)	(295,180)	(57,022)	(8,605)	202,255	(1,077,633)	66,345	(6,721,960)

Position of interest rate risk as at
December 31, 2006	560,343	233,099	524,072	587,994	783,052	2,018,559	(254,318)	4,452,801

(a) Investments comprise:
Investments		6,093,361
Derivative assets - investments		1,278
Derivative liabilities - investments		(7,374)
Securities sold under agreements to repurchase		(877,833)
Amount per statement of interest rate risk		5,209,432

(b) Borrowings comprise:
Borrowings		5,870,469
Derivative assets - borrowings		(272,032)
Derivative liabilities - borrowings		474,563
Net borrowings per statement of interest rate risk		6,073,000

Interest rate risk position as at December 31, 2005

(UA thousands)
		More than	More than	More than	More than
		one year	two years	three years	four years		Non
		but less	but less	but less	but less		interest
	One year	than two	than three	than four	than five	More than	bearing
	or less	years	years	years	years	five years	funds	Total

Assets
Cash	70,340	-	-	-	-	-	-	70,340
Demand obligations	3,801	-	-	-	-	-	-	3,801
Investments (a)	2,796,958	226,915	302,019	343,721	357,724	654,008	-	4,681,345
Non-negotiable instruments on account of capital	6,399	4,418	4,039	3,835	4,138	3,068	-	25,897
Accounts receivable	750,993	-	-	-	-	-	(194,613)	556,380
Loans – disbursed and outstanding	1,852,608	605,843	276,974	219,773	169,836	2,387,408	-	5,512,442
Accumulated provision for loan impairment	-	-	-	-	-	-	(194,613)	(194,613)
Equity participations	-	-	-	-	-	-	168,697	168,697
Other assets	-	-	-	-	-	-	16,978	16,978
	5,481,099	837,176	583,032	567,329	531,698	3,044,484	(203,551)	10,841,267

Liabilities
Accounts payable	(498,223)	-	-	-	-	-	-	(498,223)
Borrowings (b)	(4,136,033)	(554,768)	(86,558)	(53,766)	(8,405)	(1,217,599)	92,160	(5,964,969)
Macro hedge swaps	(238,583)	9,795	23,788	-	-	205,000	-	-
	(4,872,839)	(544,973)	(62,770)	(53,766)	(8,405)	(1,012,599)	92,160	(6,463,192)
Position of interest rate risk as at
December 31, 2005*	608,260	292,203	520,262	513,563	523,293	2,031,885	(111,391)	4,378,075

* Position of interest rate risk represents equity

(a) Investments comprise:
Investments		5,155,053
Derivative assets - investments		1,060
Derivative liabilities - investments		(7,807)
Securities sold under agreements to repurchase		(466,961)
Amount per statement of interest rate risk		4,681,345

(b) Borrowings comprise:
Borrowings		5,940,398
Derivative assets - borrowings		309,438
Derivative liabilities - borrowings		(284,867)
Net borrowings per statement of interest rate risk		5,964,969

Equity Price Risk: The Bank’s equity price risk results from exposures to changes in the fair value of individual equity participations. The Bank limits its exposure to equity price risk by limiting the size of its individual equity participations and regularly assessing and reviewing risk ratings on each equity participation.

NOTE Q – RELATED PARTIES

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders, and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 53 African states and 24 non-African states (the “regional members” and “non-regional members” respectively), subscriptions to the capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governors appointed by each member of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note K. The Board of Directors, which is composed of eighteen (18) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its regional member countries and to public and private enterprises operating within such countries. Such loans are approved by the Board of Directors.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its regional member countries. In this connection, the Bank administers the NTF as well as certain multilateral and bilateral donor funds in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of the ADF is conducted by a 12-member Board of Directors of which 6 members are selected by the Bank. The Bank exercises 50 percent of the voting power in the ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the offices, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven in large part by the number of programs and projects executed during the year.

The Bank’s investment in the ADF is included in Equity Participations and disclosed in Note H. In addition to the amount reported as an equity participation, the Bank periodically makes allocations to the Fund, to further its objectives. Net income allocations by the Bank to ADF are reported as Other Resources in the Fund’s financial statements. Net income allocation to the Fund in 2006 amounted to UA 21.30 million (2005: UA 46.30 million).

The NTF is a special fund administered by the Bank with resources contributed by Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this connection, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF are disclosed in Note N.

The grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank’s lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies. Details of the outstanding balance on such grant funds at December 31, 2006 and 2005 are disclosed in note T-5.

The Bank also administers the SRP and MBP. The activities of the SRP and MBP are disclosed in Note O.

Management personnel compensation

Compensation paid to the Bank’s management personnel and executive directors during the years ended December 31, 2006, and 2005 was made up as follows:

(UA thousands)	2006	2005
Salaries	12,211	14,839
Termination benefits	317	332
Contribution to retirement and medical plan	2,420	2,699
Other benefits	3,612	4,035

Total	18,560	21,905

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guar- anteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank’s rules and regulations. At December 31, 2006 outstanding balances on loans and advances to management staff amounted to UA 1.93 million (2005: UA 3.29 million). No expense was recognized during the year in respect of impairment on debts due from related parties.

NOTE R – SEGMENT REPORTING

The Bank is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank’s products and services are similar and are structured and distributed in a fairly uniform manner across borrowers. In the opinion of management, the Bank operates in a single operating segment.

NOTE S – APPROVAL OF FINANCIAL STATEMENTS

On March 28, 2007, the Board of Directors authorized these financial statements for issue to the Board of Governors. The financial statements will be approved by the Board of Governors at its annual meeting in May 2007.

NOTE T – SUPPLEMENTARY DISCLOSURES

NOTE T-1: EXCHANGE RATES
The rates used for translating currencies into Units of Account at December 31, 2006 and 2005 were as follows:

		2006	2005
1 UA = SDR =	Algerian Dinar	107.190000	106.172000
	Angolan Kwanza	120.940000	115.024000
	Botswana Pula	9.090080	7.870420
	Brazilian Real	3.215210	3.344340
	Canadian Dollar	1.753080	1.664180
	Chinese Yuan CFA	11.747400	11.534500
	Franc	749.293000	794.725000
	Danish Kroner	8.517020	9.038810
	Egyptian Pound	8.474270	8.315660
	Ethiopian Birr	13.127200	12.359500
	Euro	1.142290	1.211550
	Gambian Dalasi	41.391100	40.771100
	Ghanaian Cedi	13,915.500000	12,958.800000
	Guinean Franc	8,283.200000	5,532.230000
	Indian Rupee	66.539800	64.416800
	Japanese Yen	178.948000	168.610000
	Kenyan Shilling	105.462000	106.078000
	Korean Won	1,398.490000	1,458.260000
	Kuwaiti Dinar	0.434622	0.418938
	Libyan Dinar	1.932370	1.932370
	Mauritian Rupee	51.656400	43.830800
	Moroccan Dirham	12.728400	13.199900
	Nigerian Naira	191.482000	187.274000
	Norwegian Krone	9.410170	9.674270
	Pound Sterling Sao	0.766377	0.830055
	Tomé Dobra	17,360.200000	14,533.100000
	Saudi Arabian Riyal	5.641490	5.359750
	South African Rand	10.485700	9.040120
	Swedish Krona Swiss	10.339000	11.336300
	Franc Tunisian Dinar	1.835820	1.878480
	Ugandan Shilling US	1.960350	1.945380
	Dollar	2,726.760000	2,603.460000
	Zimbabwean Dollar	1.504400	1.429270
		372.130000	37,598.000000

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.

NOTE T-2: OTHER DEVELOPMENT ASSISTANCE ACTIVITIES

(i)	Democratic Republic of Congo (DRC)

In connection with an internationally co-ordinated effort between the Bank, the International Monetary Fund (the IMF), the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on June 26, 2002, approved an arrears clearance plan for the DRC. Under the arrears clearance plan, contributions received from the donor community were used immediately for partial clearance of the arrears owed by the DRC. The residual amount of DRC’s arrears to the Bank and loan amounts not yet due were consolidated into new contractual receivables, such that the present value of the new loans was equal to the present value of the amounts that were owed under the previous contractual terms. The new loans carry the weighted average interest rate of the old loans. In approving the arrears clearance plan, the Board of Directors considered the following factors: a) the arrears clearance plan is part of an internationally coordinated arrangement for the DRC; b) the magnitude of DRC’s arrears to the Bank ruled out conventional solutions; c) the prolonged armed conflict in the DRC created extensive destruction of physical assets, such that the DRC had almost no capacity for servicing its debt; and d) the proposed package would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. Furthermore, there was no automatic linkage between the arrears clearance mechanism and the debt relief that may be subsequently provided on the consolidated facility. In June 2004, the DRC reached its decision point under the Heavily Indebted Poor Countries (HIPC) initiative. Consequently, the consolidated facility has since that date benefited from partial debt service relief under HIPC.

A special account, separate from the assets of the Bank, was established for all contributions towards the DRC arrears clearance plan. Such contributions may include allocations of the net income of the Bank that the Board of Governors may from time to time make to the special account, representing the Bank’s contribution to the arrears clearance plan. The amount of such net income allocation is subject to the approval of the Boards of Governors of the Bank, typically occurring during the annual general meeting of the Bank. Consequently, income received on the consolidated DRC loans is recognized in current earnings and is transferred out of reserves to the special account only after the formal allocation, in whole or in part, of such amount by the Board of Governors of the Bank.

(ii)	Post-Conflict Countries Assistance

The Post Conflict Countries’ Fund was established as a framework to assist countries emerging from conflict in their efforts towards re- engagement with the donor community in order to reactivate development assistance and help these countries reach the Heavily Indebted Poor Countries (HIPC) decision point to qualify for debt relief after clearing their loan arrears to the Bank Group. The framework entails the setting aside of a pool of resources through a separate facility with allocations from the ADB’s net income, and contributions from the ADF and other private donors. Resources from the facility are provided on a case-by-case basis to genuine post-conflict countries not yet receiving debt relief to fill financing gaps after maximum effort by the post-conflict country to clear its arrears to the Bank Group. In this connection, the Board of Governors by its Resolution B/BG/2004/07 of May 25, 2004, established the Post-Conflict Countries Facility (PCCF) under the administration of the ADF and approved an allocation of UA 45 million from the 2003 net income of the Bank. The Board of Governors also, by its resolution B/BG/2005/05 of May 18, 2005, approved an additional allocation of UA 30 million from the 2004 net income as the second installment of the Bank’s contribution to the facility and by its resolution B/BG/2006/04 of May 17, 2006, the Board of Governors also approved the third and final installment of the Bank’s allocation of UA 25 million from the 2005 net income. By policy, contributions made by ADB to the PCCF are not used to clear the debt owed to the Bank by beneficiary post-conflict countries.

(iii)	Heavily Indebted Poor Countries (HIPC) Initiative

The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as HIPCs. Under this initia- tive, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended period to bring their debt burdens to sustainable levels. Under the original HIPC framework, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans, as calculated using the methodology agreed under the initiatives, and their nominal values.

Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the ADB’s portfolio carry higher interest rates than the present value discount rates applied and therefore the net present value of the loans exceeds the book value. Consequently, affected ADB loans were paid off by the HIPC Trust Fund at book values.

The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 32 African countries are eligible, the debt relief is delivered through annual debt service reductions, as well as the release of up to 80 percent of annual debt service obligations as they come due until the total debt relief is provided. In addition, interim financing between the decision and completion points of up to 40 percent of total debt relief is provided whenever possible within a 15-year horizon. At December 31, 2006, the Board of Directors had approved relief for 17 ADB borrowing countries, of which 13 had reached the completion point. During the year ended December 31, 2006, debt relief of UA 52.28 million (2005: UA 106.05 million) was received on behalf of the ADB borrowing countries.

(iv)	Multilateral Debt Relief Initiative (MDRI)

At the Gleneagles Summit on July 8, 2005, the Group of 8 major industrial countries agreed on a proposal for the ADF, the International Development Association (IDA), and the International Monetary Fund (IMF) to cancel 100 percent of their claims on countries that have reached, or will reach, the completion point under the enhanced HIPC Initiative.

The main objective of the MDRI is to complete the process of debt relief for HIPCs by providing additional resources to help 38 countries worldwide, 33 of which are in Africa, to make progress towards achieving the Millennium Development Goals (MDGs), while simultaneously safeguarding the long-term financing capacity of the ADF and the IDA. The debt cancellation would be delivered by relieving post-completion-point HIPCs’ repayment obligations and adjusting their gross assistance flows downward by the same amount. To maintain the financial integrity of the ADF, donors have committed to make additional contributions to the ADF to match “dollar-for-dollar” the foregone principal and service charge payments.

The MDRI became effective for the ADF on September 1, 2006. As of that date, the ADF wrote down its balance of disbursed and outstanding loans net of HIPC relief by an amount of UA 3.84 billion, with a corresponding decrease as of that date in the ADF’s net assets. The reduction in the net asset value of the ADF has resulted in a reduction in the value of the Bank’s investment in the Fund by UA 34.75 million during the year.

NOTE T-3: SPECIAL FUNDS

Under Article 8 of the Agreement Establishing the Bank, the Bank may establish or be entrusted with the administration of special funds. At December 31, 2006 and 2005, the following funds were held separately from those of the ordinary capital resources of the Bank:

(i)

The NTF was established under an agreement signed on February 26, 1976 (the Agreement) between the African Development Bank and the Federal Republic of Nigeria. The Agreement stipulates that the NTF shall be in effect for a period of 30 years from the date the Agreement became effective and that the resources of the NTF shall be transferred to Nigeria upon termination. However, the 30-year sunset period may be extended by mutual agreement between the Bank and Nigeria. The terms of the current agreement terminated on April 25, 2006. The Nigerian authorities in May 2006 granted a one-year extension, for the agreement to April 25, 2007. On March 27, 2007, the Government of Nigeria granted a further 1-year extension of the NTF Agreement to April 25, 2008. The initial capital of the NTF was Naira 50 million payable in two equal installments of Naira 25 million each, in freely convertible currencies. The first installment, equivalent to US$ 39.90 million, was received by the Bank on July 14, 1976, and payment of the second installment, equivalent to US$ 39.61 million, was made on February 1, 1977.

During May 1981, the Federal Republic of Nigeria announced the replenishment of the NTF with Naira 50 million. The first installment of Naira 35 million (US$ 52.29 million) was paid on October 7, 1981. The second installment of Naira 8 million (US$ 10.87 million) was received on May 4, 1984. The payment of the third installment of Naira 7 million (US$ 7.38 million) was made on September 13, 1985.

Following a request by the Government of Nigeria on June 14, 2006, a payment of US$ 200 million (UA 135.74 million) was made to the Government of Nigeria from the resources of the Fund.

The resources of the NTF at December 31, 2006 and 2005 are summarized below:

(UA thousands)	2006	2005
Contribution received	128,586	128,586
Funds generated (net)	251,201	374,183
Adjustment for translation of currencies	(111,666)	(93,693)
	268,121	409,076
Represented by:
Due from banks	2,404	1,916
Investments	191,760	321,736
Accrued income and charges receivable on loans	9,685	10,770
Accrued interest on investments	960	4,970
Other amounts receivable	89	10
Loans outstanding	64,274	70,908
	269,172	410,310
Less: Current accounts payable	(1,051)	(1,234)
	268,121	409,076

(ii)

The Special Relief Fund (for African countries affected by drought) was established by Board of Governors’ Resolution 20-74 to assist African countries affected by unpredictable disasters. The purpose of this fund was subsequently expanded in 1991 to include the provision of assistance, on a grant basis, to research institutions whose research objectives in specified fields are likely to facilitate the Bank’s objective of meeting the needs of regional member countries in those fields. The resources of this fund consist of contributions by the Bank, the ADF and various member states.

The summary statement of the resources and assets of the Special Relief Fund (for African countries affected by drought) as at December 31, 2006 and 2005 follows:

(UA thousands)	2006	2005
Fund balance	62,448	47,448
Funds generated	3,808	3,083
Funds allocated to SDA	1	1
Less: Relief disbursed	(46,996)	(40,133)
	19,261	10,399
Represented by:
Due from banks	757	102
Investments	18,466	10,635
Interest receivable	38	9
	19,261	10,746
Less: Accounts payable	-	(347)
	19,261	10,399

At December 31, 2006, a total of UA 4.67 million (2005: UA 7.03 million) had been committed but not yet disbursed under the Special Relief Fund.

NOTE T-4: TRUST FUNDS

The Bank has been entrusted, under Resolutions 11-70, 19-74 and 10-85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary resources of the Bank, are maintained and accounted for in specific currencies, which are translated into Units of Account at exchange rates prevailing at the end of the year.

(i)

The Mamoun Beheiry Fund was established under Board of Governors’ Resolution 11-70 of October 31, 1970, whereby Mr. Mamoun Beheiry, former President of the Bank, agreed to set up a fund, which could be used by the Bank to reward staff members who had demonstrated outstanding performance in fostering the objectives of the Bank.

(ii)

The Arab Oil Fund (contribution of Algeria) was established following Board of Governors’ Resolution 19-74 of July 4, 1974. Under a protocol agreement dated November 15, 1974, the Bank received the sum of US$ 20 million from the Government of Algeria to be kept as a Trust Fund from which loans could be granted to member countries affected by high oil prices. On August 11, 1975, an amount of US$ 5.55 million was refunded to Algeria upon request, leaving a balance of US$ 14.45 million, from which loans refundable directly to Algeria have been made. At December 31, 2006, a total of US$ 13.45 million (2005: US$ 13.45 million) had been so repaid.

(iii)

The Special Emergency Assistance Fund for Drought and Famine in Africa (SEAF) was established by the 20th Meeting of Heads of State and Government of member countries of the African Union formerly Organization of African Unity (OAU) held in Addis Ababa, Ethiopia, from November 12 to 15, 1984, under Resolution AHG/Res. 133 (XX), with the objective of giving assistance to African member countries affected by drought and famine.

The financial highlights of these Trust Funds at December 31, 2006 and 2005 are summarized below:

(UA thousands)		2006	2005
i)	Mamoun Beheiry Fund
	Contribution	152	152
	Income from investments	233	197
		385	349
	Less: Prizes awarded	(30)	(30)
	Gifts	(25)	(25)
	Represented by:	330	294
	Short-term deposits
	Due from banks
	Accrued interest	310	277
		17	15
		3	2
	Arab Oil Fund (contribution of Algeria)	330	294
	Net contribution
ii)	Represented by:
	Loans disbursed net of repayments	665	700

		665	700
	Special Emergency Assistance Fund for Drought and Famine in Africa
	Contributions
iii)	Funds generated
	Relief granted	20,927	22,027
	Represented by:	5,331	5,395
	Due from banks	26,258	27,422
	Investments	(21,995)	(23,012)
	Accrued interest	4,263	4,410

	Total Resources & Assets of Trust Funds	68	207
		4,193	4,200
		2	3
		4,263	4,410
		5,258	5,404

NOTE T-5: GRANTS

The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Grant resources are restricted for specific uses, which include the co-financing of the Bank’s lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of the Bank. In accordance with Article 11 of the Agreement establishing the Bank, the accounts of these grants are kept separate from those of the Bank.

The undisbursed balances of the grant resources at December 31, 2006 and 2005 were as follows:

(UA thousands)	2006	2005
Africa Water Facility Fund	16,359	-
AMINA	1,475	1,455
AMTA/NAMTA	172	141
Austria Belgium	906	-
Canada	2,204	2,314
China	278	372
Denmark	229	55
FAPA	1,578	1,585
Finland	6,921	-
France	1,248	727
ICP -Africa	2,907	3,120
India	221	434
Italy	945	1,169
Korea	4,694	7,714
Multi-donor Water Partnership Program	1,068	1,484
Nepad Infrastructure	1,828	-
Nordic	2,596	2,387
Norway	1,108	1,611
The Netherlands	1,000	1,274
The Nigeria Technical Cooperation Fund	2,398	3,681
The United Kingdom	16,980	17,763
RWSSI Spain	1,322	-
Sweden	21,145	-
Switzerland	354	375
Others Total	988	1,250
	272	269
	158	172
	91,354	49,352

THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK

MEMBERSHIP OF FRANCE

     France became a member on 30 December 1983. At 31 December 2006, France had subscribed to 81,648 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 816,480,000, an amount of UA 734,730,000 was callable capital and UA 81,750,000 was paid-up capital.

     At 31 December 2006, France was entitled to cast 82,273 votes (3.718 per cent) of the total votes of all members. France is represented on the Bank’s Board of Governors by Mr. Xavier Musca as Governor.

MEMBERSHIP OF GERMANY

     Germany became a member of the Bank on 18 February 1983. At 31 December 2006, Germany had subscribed to 89,631 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 896,310,000, an amount of UA 806,570,000 was callable capital and UA 89,740,000 was paid-up capital.

     At 31 December 2006, Germany was entitled to cast 90,256 votes (4.079 per cent) of the total votes of all members. Germany is represented on the Bank’s Board of Governors by. Ms. Karin Kortmann as Governor.

MEMBERSHIP OF JAPAN

     Japan became a member of the Bank on 3 December 1982. At 31 December 2006, Japan had subscribed to 119,057 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 1,190,570,000, an amount of UA 1,074,450,000 was callable capital and UA 116,123,000 was paid-up capital.

     At 31 December 2006, Japan was entitled to cast 119,682 votes (5.409 per cent) of the total votes of all members. Japan is represented on the Bank’s Board of Governors by Mr. Omi Kouji as Governor.

MEMBERSHIP OF SWITZERLAND

     Switzerland became a member of the Bank on 30 December 1992. At 31 December 2006, Switzerland had subscribed to 31,790 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 317,900,000, an amount of UA 286,900,000 was callable capital and UA 31,000,000 was paid-up capital.

     At 31 December 2006, Switzerland was entitled to cast 32,415 votes (1.465 per cent) of the total votes of all members. Switzerland is represented on the Bank’s Board of Governors by Ambassador Jorg Al Reding as Governor.

MEMBERSHIP OF THE UNITED KINGDOM

     The United Kingdom became a member of the Bank on 29 April 1983. At 31 December 2006, the United Kingdom had subscribed to 36,449 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 364,490,000, an amount of UA 328,940,000 was callable capital and UA 35,550,000 was paid-up capital.

     At 31 December 2006, the United Kingdom was entitled to cast 37,074 votes (1.675 per cent) of the total votes of all members. The United Kingdom is represented on the Bank’s Board of Governors by Mr. Douglas Alexander as Governor.

MEMBERSHIP OF THE UNITED STATES OF AMERICA

     The United States of America became a member of the Bank on 8 February 1983 pursuant to the African Development Bank Act.

     At 31 December 2006, pursuant to subscription letters, the United States had subscribed to 142,352 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of the subscription of UA 1,423,520,000, an amount of UA 1,283,869,000 was callable capital and UA 139, 654,000 was paid-up capital.

     The General Counsel of the Treasury Department of the United States has rendered an opinion to the effect that the portion of the United States subscription to the callable capital that has been provided for in budgetary and appropriations legislation is an obligation backed by the full faith and credit of the United States, although appropriations by the United States Congress would be required to enable the Secretary of the Treasury to pay any part of the subscription to callable capital if it were called by the Bank.

     At 31 December 2006, the United States was entitled to cast 142,977 votes (6.462 per cent) of the total votes of the members. The United States of America is represented on the Bank’s Board of Governors by Mr. Henry Paulson Jr. as Governor.